Exhibit 2.1

Execution Version

ACQUISITION AGREEMENT

dated as of December 8, 2021

by and

between

STANLEY BLACK & DECKER, INC.

and

SECURITAS AB

		Page

ARTICLE I

DEFINITIONS
SECTION 1.01.	Certain Defined Terms	2
SECTION 1.02.	Terms Generally	24

ARTICLE II

PURCHASE AND SALE OF TARGET COMPANIES’ EQUITY INTERESTS AND TRANSFERRED ASSETS; ASSUMPTION OF ASSUMED LIABILITIES

SECTION 2.01.	Purchase and Sale of Target Companies’ Equity Interests and Transferred Assets; Assumption of Assumed Liabilities	25
SECTION 2.02.	Purchase Price; Allocation of Purchase Price	27
SECTION 2.03.	Purchase Price Adjustment	29
SECTION 2.04.	The Closing	31
SECTION 2.05.	Deliveries for the Closing	32
SECTION 2.06.	Accounting	36

ARTICLE III

REPRESENTATIONS AND WARRANTIES RELATING TO SELLER AND THE TARGET COMPANIES’ EQUITY INTERESTS

SECTION 3.01.	Organization, Standing and Power	37
SECTION 3.02.	Authority; Execution and Delivery; Enforceability	38
SECTION 3.03.	No Conflicts; Consents and Approvals	38
SECTION 3.04.	Equity Interests in the Transferred Entities; Equity Interests in Other Persons; Title	39

ARTICLE IV

REPRESENTATIONS AND WARRANTIES RELATING TO THE TRANSFERRED ENTITIES AND THE TRANSFERRED ASSETS

SECTION 4.01.	Organization and Good Standing	40
SECTION 4.02.	Financial Statements	41
SECTION 4.03.	Absence of Certain Changes or Events	42
SECTION 4.04.	Absence of Litigation	42
SECTION 4.05.	Compliance with Laws	42
SECTION 4.06.	Governmental Licenses and Permits	43
SECTION 4.07.	Assets Other Than Real Property Interests	44
SECTION 4.08.	Real Property	44

(continued)

(continued)

(continued)

(continued)

v

EXHIBITS

Exhibit A	Target Companies’ Equity Interests and Target Company Subsidiaries’ Equity Interests; Subsidiary Transferors
Exhibit B	Accounting Principles
Exhibit C	Form of Assignment and Assumption Agreement
Exhibit D	Form of Bill of Sale
Exhibit E	Form of IP Assignment Agreement
Exhibit F	Modified Working Capital
Exhibit G	Summary of Key Accounting Principles
Exhibit H	French Tax Consolidation Group Exit Agreement
Exhibit I	Form of Transition Services Agreement
Exhibit J	Pre-Closing Restructuring
Exhibit K	Form of FIRPTA Statement
Exhibit L	Form of FIRPTA Notification
Exhibit M	Occurrence-Based Policy Coverage
Exhibit N	Financing Deliverables

ACQUISITION AGREEMENT

This ACQUISITION AGREEMENT (this “Agreement”) is dated as of December 8, 2021 by and between Stanley Black & Decker, Inc., a company incorporated under the laws of the state of Connecticut (“Seller”), and Securitas AB, a public limited liability company organized under the laws of Sweden (“Purchaser”).

W I T N E S S E T H:

WHEREAS, Seller beneficially owns and operates (directly and through certain Subsidiaries) the Business;

WHEREAS, Seller or Seller’s wholly owned Subsidiaries listed as Subsidiary Transferors on Exhibit A are the direct owners of the equity interests in each of the entities set forth opposite such Person’s name in Exhibit A (such entities are collectively referred to as the “Target Companies” and such equity interests are collectively referred to as the “Target Companies’ Equity Interests”);

WHEREAS, the applicable Target Company is the direct or indirect owner of all the equity interests in each of the entities listed below such Target Company’s name in Exhibit A (such entities are collectively referred to as the “Target Company Subsidiaries” and such equity interests are collectively referred to as the “Target Company Subsidiaries’ Equity Interests”);

WHEREAS, Seller and the Subsidiary Transferors (directly and through the Target Companies and the Target Company Subsidiaries), and the Target Companies and the Target Company Subsidiaries (directly), conduct the Business (the Target Companies and the Target Company Subsidiaries are collectively referred to as the “Transferred Entities”);

WHEREAS, at the Closing, upon the terms and subject to the conditions set forth in this Agreement, Seller and the Subsidiary Transferors desire to sell and transfer to Purchaser or its designees, and Purchaser or its designees desire to purchase and accept and assume from the Subsidiary Transferors, the Target Companies’ Equity Interests, the Transferred Assets and the Assumed Liabilities (the “Acquisition”); and

WHEREAS, immediately after the Closing, Purchaser or its designees will (a) directly own the Target Companies’ Equity Interests and the Transferred Assets, (b) directly be responsible for the Assumed Liabilities and (c) indirectly own the Target Company Subsidiaries’ Equity Interests (the Target Companies’ Equity Interests and the Target Company Subsidiaries’ Equity Interests are collectively referred to as the “Transferred Equity Interests”).

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

Article I

DEFINITIONS

SECTION 1.01. Certain Defined Terms. As used in this Agreement, the following terms have the following meanings:

“245A Election” has the meaning specified in Section 8.05(e).

“Accounting Arbitrator” has the meaning specified in Section 2.03(d).

“Accounting Principles” means, (a) in accordance with Exhibit B, (b) to the extent not addressed by clause (a), in accordance with Exhibit G, (c) to the extent not addressed by clauses (a) or (b), in accordance with the accounting principles (with consistent classifications, elections, inclusions, exclusions and valuation and estimation methodologies) adopted in the Annual Financial Statements for the fiscal year ended January 2, 2021, and (d) to the extent not addressed by clauses (a), (b) or (c), in accordance with U.S. GAAP; provided, however, that (i) in the event of a conflict, clause (a) shall control over clauses (b), (c) and (d) hereof, clause (b) shall control over clause (c) and (d), and clause (c) shall control over clause (d) and (ii) in the event that the accounting treatment of any item is specifically prescribed in this Agreement (other than this definition), then such accounting treatment shall prevail over any conflicting accounting treatment that would be prescribed by this definition.

“Acquired Rights” means (a) the Transfer of Undertakings (Protection of Employment) Regulation 2006 (SI 2006/246) (as amended), (b) local legislation implementing or having the effect of implementing the provisions of the European Acquired Rights Directives (77/187/EEC, 98/50/EEC and 2001/23/EEC), and (c) other applicable Laws in any non-U.S. jurisdiction which provide for the automatic transfer of employees and their rights in the transfer of an undertaking or other similar business transaction.

“Acquisition” has the meaning specified in the Recitals.

“Acquisition Contract” has the meaning specified in Section 4.11(a)(viii).

“Action” means any claim, demand, litigation, action, cause of action, suit, hearing or other judicial or administrative proceeding, at law or in equity, by or before any Governmental Authority or arbitration or other similar dispute resolution proceeding.

“Affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person; provided, that from and after the Closing, (a) none of the Transferred Entities shall be considered an Affiliate of Seller or any of Seller’s Affiliates, (b) neither Seller nor any of its Affiliates shall be considered an Affiliate of any Transferred Entity and (c) neither Seller nor any of its Affiliates shall be considered an Affiliate of Purchaser or any of its Affiliates, and neither Purchaser nor any of its Affiliates shall be considered an Affiliate of Seller or any of its Affiliates.

“Agreement” has the meaning specified in the Preamble.

“Allocation Certificate” has the meaning specified in Section 2.02(f).

“Allocation Principles” has the meaning specified in Section 2.02(e).

“Ancillary Agreements” means the Assignment and Assumption Agreement, the Bill of Sale, the Transition Services Agreement, the IP Assignment Agreements and the Foreign Acquisition Agreements.

“Annual Financial Statements” has the meaning specified in Section 4.02.

“Antitrust Law” means (a) any antitrust or competition Law or (b) any other Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Assignment and Assumption Agreement” means the Assignment and Assumption Agreement to be executed by the parties thereto on the Closing Date, a form of which is attached hereto as Exhibit C.

“Assumed Liabilities” means all Liabilities of Seller and its Subsidiaries to the extent relating to the Transferred Assets or the Business (other than the Retained Liabilities), and all Liabilities for which Purchaser is responsible for pursuant to Article VII (Employee Matters), in each case, whether or not known or accrued and whether arising before, at or after the Closing, including those Liabilities:

(a)	relating to the Transferred Assets or the Business reflected in Modified Working Capital on the Closing Statement;

(b)	for Taxes imposed in respect of any Transferred Assets or the Business for any taxable period (or portion thereof) or for which any Transferred Entity is liable; and

(c)

whether arising before, at or after the Closing, (i) (A) under Environmental Laws and (B) arising from or relating in any way to the Transferred Assets, the Business or otherwise to any past, current or future businesses, operations or properties of or associated with the Transferred Assets or the Business (including any businesses, operations or properties for which a current or future owner or operator of the Transferred Assets or the Business may be alleged to be responsible as a matter of Law, contract or otherwise) or (ii) relating to the use, application, malfunction, defect, design, operation, performance or suitability of any product sold or distributed before the Closing by, or service rendered before the Closing related to the Transferred Assets or the Business (including any products for which a current or future owner or operator of the Transferred Assets or the Business may be alleged to be responsible as a matter of Law, contract or otherwise).

“Australian Target Company” means Stanley Security Solutions Australia Pty. Ltd.

“Automatic Transfer Employees” has the meaning specified in Section 7.01(b).

“Base Purchase Price” has the meaning specified in Section 2.02(a).

“Belgian Target Company” means Stanley Security Belgium BV.

“Belgian Target Company Subsidiary” means ConnexCenter SA.

“Benefit Plan” means any employee benefit plan, including each written bonus, profit sharing, deferred compensation, old-age part time, incentive compensation, stock ownership, stock purchase, stock option, phantom stock or other equity-based or other employee benefit plan, Pension Scheme, program, policy, practice, arrangement, agreement, fund or commitment, and each written employment, retention, consulting, change in control, salary, continuation, termination or severance plan, program, policy, practice, arrangement or agreement, in each case, (a) sponsored, maintained or contributed to by any Transferred Entity or (b) sponsored, maintained or contributed to by Seller or any of its Affiliates for the benefit of any Business Employee, Former Business Employee or any individual independent contractor of any Transferred Entity; provided, that governmental statutory benefit plans and plans, programs, or policies required to be maintained by applicable Law shall not be considered Benefit Plans for any purpose under this Agreement.

“Bill of Sale” means the bill of sale and conveyance to be executed by Seller and the applicable Subsidiary Transferors on the Closing Date, a form of which is attached hereto as Exhibit D.

“Business” means (a) Seller’s electronic security solutions business consisting of the installation, monitoring and integration of access control, video surveillance, intrusion detection, fire detection and related personal safety solutions, data analytics, eServices and related software and technologies, (b) Seller’s healthcare solutions business consisting of the design, development, manufacture, distribution and sale of senior and infant care technology including asset and patient management products that utilize real-time location systems, fall management sensors, communication systems, and related software and technologies, (c) Seller’s Sonitrol business and related product platforms consisting of the design, development, manufacturing, distribution and sale of related technologies and products, (d) the Pacom business consisting of the design, development, manufacture, and sale of access control and intrusion detection systems and related software platforms, and (e) the 3xLogic business consisting of the design, development, manufacture, and sale of video monitoring systems, access control systems and related software and technology, together, in each case, with the overhead and shared services dedicated solely to serving such businesses and, in each case, as conducted as of the date hereof or immediately prior to the Closing (as the context requires) by Seller, the Subsidiary Transferors, the Target Companies and the Target Company Subsidiaries, excluding the Excluded Businesses, the Excluded Assets and the Overhead and Shared Services.

“Business Confidential Information” means trade secrets, client lists, client identities and information, information regarding service providers, marketing plans, sales plans, management organization information, operating policies or manuals, business plans or operations or techniques, financial records or data, or other financial, commercial, business or technical information (including such information belonging to clients, accounts, suppliers or customers of the Business as well as price lists, pricing policies and cost information) and all other confidential information and materials, and all notes, analyses, compilations, studies, summaries, reports, manuals, documents and other materials prepared by or for any Transferred Entity or in connection with the Transferred Assets to the extent containing or based on any of the foregoing, whether in verbal, written, or any other form, in each case, solely to the extent relating to the Business, the Transferred Assets or the affairs of any Transferred Entity and not relating to any other business or affairs or other assets of Seller or its Subsidiaries. Notwithstanding the foregoing, Business Confidential Information shall not include any of the aforementioned items which (a) at the time of their disclosure to Seller or its Affiliates are, or thereafter become, publicly known or otherwise available in the public domain other than as a result of any breach or violation of this Agreement by Seller or its Affiliates, (b) were disclosed to Seller or its Affiliates by a third party not known to Seller or its Affiliates to be subject to an obligation of confidentiality with respect to such items or (c) are independently developed or discovered without reference to such items by personnel of Seller or its Affiliates that were not involved with the Business prior to the Closing.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York, Hartford, Connecticut or Stockholm, Sweden.

“Business Employee” means (a) each Transferred Entity Employee, (b) any individual employed by Seller or any of its Affiliates (other than the Transferred Entities) solely in connection with the operation of the Business, as determined by Seller, (c) any individual employed by Seller or any of its Affiliates (other than the Transferred Entities) who is represented in the Direct P&L as of the date hereof but is not a corporate individual or (d) any other individual employed by Seller or any of its Affiliates (other than the Transferred Entities) who is listed in Section 1.01(a) of the Seller Disclosure Letter (such schedule to reflect only (i) individuals not represented on the Direct P&L as of the date hereof who primarily service the Business and (ii) corporate individuals represented in the Direct P&L as of the date hereof who primarily service the Business). Section 1.01(a) of the Seller Disclosure Letter may be updated from time to time prior to the Closing Date by Seller to take into account new external hires, employee terminations, or any additions or deletions of employees of Seller or any of its Affiliates (except that Purchaser must consent to the addition of any individual who has an annual base salary of $75,000 or more, such consent not to be unreasonably withheld); provided, that the total number of corporate individuals listed on Section 1.01(a) of the Seller Disclosure Letter as of the Closing shall not exceed 160 individuals; provided, further that the addition of any individuals over 160 to Section 1.01(a) of the Seller Disclosure Letter may be permitted with the consent of the Purchaser, not to be unreasonably withheld. For the avoidance of doubt, “individuals who are represented in the Direct P&L” refers to employees of the Business whose historic compensation costs are represented in the Seller-provided financial statements, excluding any historic Seller cost allocations.

“Canadian Target Companies” means, collectively, Microtec Enterprises Inc., Sonitrol Distribution Canada Corporation, XMark Corporation, 3XLogic Holdings Inc. and First National AlarmCap LP.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, as amended.

“Cash and Cash Equivalents” means the aggregate amount of “cash and cash equivalents” as such term is calculated in accordance with the Accounting Principles, net of all outstanding checks, drafts and wires which have not been cleared (but including deposits in transit); provided, however, that “Cash and Cash Equivalents” shall not include (a) any collateralized or restricted cash or (b) any cash or cash equivalents held by the Transferred Entities or included in the Transferred Assets that is for the benefit of a Person other than a Transferred Entity or the Business.

“CFC” means a “controlled foreign corporation” within the meaning of Section 957 of the Code.

“CFIUS” means the Committee on Foreign Investment in the United States or any Governmental Authority of the United States acting in its capacity as a member of CFIUS or directly involved in CFIUS’s assessment, review or investigation of the Acquisition.

“CFIUS Clearance” means that: (a) Purchaser and Seller shall have received written notice from CFIUS that review of the Acquisition under Section 721 of the Defense Production Act, as amended (hereafter, “Section 721”), has concluded and CFIUS shall have determined that there are no unresolved national security concerns with respect to the transactions, and advised that any action under Section 721, and any related investigation, has concluded with respect to the transactions, or (b) the President shall have declined to take action under Section 721 in the event CFIUS has submitted a report requesting the President’s decision on the CFIUS notification submitted by the parties and the time permitted under Section 721 for the President to take action shall have lapsed.

“CFIUS Notification” shall mean a joint voluntary notification submitted to CFIUS pursuant to Section 800.501 of the CFIUS Regulations.

“CFIUS Regulations” shall mean the regulations and procedures enforced by CFIUS under authority of Section 721, found in 31 C.F.R. Parts 800 through 802.

“Claim” has the meaning specified in Section 11.01.

“Claim Notice” has the meaning specified in Section 11.03(a).

“Closing” has the meaning specified in Section 2.04.

“Closing Date” has the meaning specified in Section 2.04.

“Closing Date Inputs” has the meaning specified in Section 6.17(d)(xiii).

“Closing Net Indebtedness” means, as of immediately before the Closing (as set forth in Section 2.04), the amount (which may be positive or negative), equal to the difference of (a) the aggregate amount as of such time, without double counting, of all Cash and Cash Equivalents to the extent included in the Transferred Assets or held by any Transferred Entity, minus (b) the aggregate amount as of such time, without double counting, of all outstanding Indebtedness of the Transferred Entities and Indebtedness of the Business to the extent included in the Assumed Liabilities (in each case, determined on a combined basis in accordance with the Accounting Principles).

“Closing Statement” has the meaning specified in Section 2.03(c).

“Closing Year Cash Incentives” has the meaning specified in Section 7.15.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Tax Return” has the meaning specified in Section 8.05(a).

“Commercial Arrangement Term” has the meaning specified in Section 6.18.

“Competitive Business” means any business that competes with the Business in any material respect.

“Confidentiality Agreement” has the meaning specified in Section 6.03(a).

“Consent” has the meaning specified in Section 3.03(b).

“Contract” means any contract, agreement, indenture, note, bond, loan, lease, sublease, conditional sales contract, mortgage, license or sublease or any other legally binding agreement, arrangement or commitment.

“Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The term “Controlled” shall have a correlative meaning.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Act.

“Credit Obligations” has the meaning specified in Section 6.05(c).

“CTA2009” means the Corporation Tax Act 2009, as amended.

“D&O Indemnitees” has the meaning specified in Section 6.12(a).

“DAC6” means (a) the Council Directive of 25 May 2018 (2018/822/EU) amending Directive 2011/16/EU, and (b) any legislation, regulations or published practice implementing the directive described in (a), or any similar reporting obligations, in the United Kingdom or elsewhere.

“DCSA” shall mean the Defense Counterintelligence and Security Agency or any Governmental Authority of the United States acting at DCSA’s direction in review of the Acquisition.

“Debt Financing” has the meaning specified in Section 5.06(b).

“Debt Financing Commitment” has the meaning specified in Section 5.06(b).

“Debt Financing Sources” means the Persons that have committed to provide or arrange or have otherwise entered into agreements in connection with the Debt Financing Commitment (including, for the avoidance of doubt, any alternative debt financing pursuant to Section 6.16) in connection with the transactions contemplated hereby, including the parties named in Section 5.06 and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto together with their Affiliates, officers, directors, employees and representatives involved in the Debt Financing and their successors and assigns.

“Direct Claim” has the meaning specified in Section 11.03(a).

“Disagreement Notice” has the meaning specified in Section 2.03(c).

“Employee Representative” means any union, works council, or other employee representative body of any Business Employee.

“Employer Debt Laws” means sections 75 and 75A of the UK Pensions Act 1995 and regulations made thereunder.

“English Target Companies” means, collectively, Crowood Property Limited and Stanley Security Solutions Operations Limited.

“Environmental Laws” means any Law or other legal requirement, including any Governmental Orders and Permits, pertaining to pollution, the environment, contamination or protection of the environment or human health and safety or the use, handling, transportation, management, storage, disposal, discharge or release of any Hazardous Substance.

“Equipment” means computers (including personal computers) and other hardware, furniture, fixtures, machinery, vehicles and telecommunications, manufacturing and other equipment and other interests in tangible personal property, excluding in all cases any Intellectual Property covering, embodied in or connected to any of the foregoing.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade, business or person that, together with any Transferred Entity, is or, at any relevant time, was treated as a single employer under Section 4001(a)(14) or 4001(b)(1) of ERISA or Section 414(b), 414(c), 414(m) or 414(o) of the Code.

“Estimated Closing Net Indebtedness” has the meaning specified in Section 2.02(b).

“Estimated Closing Statement” has the meaning specified in Section 2.02(b).

“Estimated Modified Working Capital” has the meaning specified in Section 2.02(b).

“Estimated Purchase Price” has the meaning specified in Section 2.02(b).

“Estimated Transaction Expenses” has the meaning specified in Section 2.02(b).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules, regulations, schedules and forms thereunder.

“Excluded Assets” means the following assets, properties and rights of Seller and its Subsidiaries (other than any Transferred Entity):

(a)	all minute books, stock ledgers and Tax records;

(b)

all claims, causes of action and rights against (i) any third party to the extent relating to any Excluded Assets or Retained Liabilities (including rights of set-off, rights to refunds and rights of recoupment from or against any such third party), as well as any books, records and privileged information relating thereto, and (ii) relating to any period prior to or through the Closing to the extent that the assertion of such cause of action or defense is necessary or useful in defending any claim that may be asserted against Seller or any of its Subsidiaries;

(c)	[RESERVED];

(d)	all rights under this Agreement and the Ancillary Agreements;

(e)

any assets, properties and rights used for the purpose of providing Overhead and Shared Services and, other than as expressly provided in the Transition Services Agreement, any rights of the Business to receive from Seller or any of its Affiliates any Overhead and Shared Services;

(f)	except in the case of any Transferred Intellectual Property, all Intellectual Property (including the Seller Retained Marks);

(g)	all Cash and Cash Equivalents and bank accounts (except to the extent included in Closing Net Indebtedness);

(h)	except for the Transferred Equity Interests, all stock or other equity interests in any Person;

(i)	the Seller Policies and all rights of any nature with respect to any Seller Policy, including any recoveries thereunder and any rights to assert claims seeking any such recoveries;

(j)

all right, title and interest in and to all property and assets, real, personal mixed, tangible and intangible, of every kind and description, whether or not reflected on the books and records of Seller and its Subsidiaries and wherever located, not primarily used or held for use in connection with the operation or conduct of the Business, including all right, title and interest in and to all property and assets, real, personal, mixed, tangible and intangible, of every kind and description, whether or not reflected on the books and records of Seller and its Subsidiaries and wherever located, used or held for use in connection with the operation or conduct of any business of Seller or its Subsidiaries as of the Closing Date other than the Business and not primarily used or held for use in connection with the operation or conduct of the Business;

(k)

except as required by applicable Law, all of the assets of, and all of the assets relating to, and all rights under any employee benefit or welfare plan or any related contract between any Person and Seller or any of its Affiliates (including without limitation the Seller Benefit Plans) other than a Transferred Benefit Plan;

(l)

(i) all attorney-client privilege and attorney work-product protection of Seller or its Affiliates or associated with the Business as a result of legal counsel representing Seller, its Subsidiaries or the Business in connection with the transactions contemplated by this Agreement, (ii) all documents subject to any attorney-client privilege and work-product protection described in the foregoing subsection (i), and (iii) all documents maintained by, and interests of, Seller, its Subsidiaries or their respective representatives in connection with or arising under this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby;

(m)	any Contracts not listed on Section 1.01(d) of the Seller Disclosure Letter;

(n)	all nontransferable Permits, and any Permits held by Seller or any of its Subsidiaries that are not exclusively related to the Business;

(o)

(i) all records and reports prepared or received by Seller or any of its Subsidiaries in connection with the sale of the Business or the transactions contemplated hereby, including all analyses relating to the Business or Purchaser so prepared or received, (ii) all confidentiality agreements with prospective purchasers of the Business or any portion thereof, and all bids and expressions of interest received from third parties with respect thereto; and

(p)	the assets, interests and rights set forth on Section 1.01(b) of the Seller Disclosure Letter.

“Excluded Businesses” means (a) Seller’s automatic door business consisting of the manufacture, installation, integration and servicing of sliding, swing, folding, transit-metro and revolving door systems and related sensors, controls and security options and (b) Seller’s business consisting of the manufacture, installation, integration and servicing of tool tracking, inventory management and theft prevention solutions related to tools and storage products and related solutions to track inventory of consumables on job sites or industrial sites.

“Excluded Seller Employee” means each current and former employee of Seller or any of its Affiliates (including the Transferred Entities) other than the Business Employees.

“Existing Seller Business” means any business operated by Seller and its Subsidiaries or Affiliates or any Person in which any of them hold minority investments as of the date of this Agreement (but after giving effect to the Closing), including the Excluded Businesses.

“Expiry Date” has the meaning specified in Section 6.17(d)(ix).

“Extended Termination Date” has the meaning specified in Section 10.01(b).

“Final Termination Date” has the meaning specified in Section 10.01(b).

“Financial Statements” has the meaning specified in Section 4.02.

“FOCI” has the meaning specified in Section 6.04(h).

“Foreign Acquisition Agreements” has the meaning specified in Section 2.05(d).

“Former Business Employee” means any individual formerly employed by (a) Seller or any of its Affiliates primarily in connection with the operation of the Business, as determined by Seller, or (b) any of the Transferred Entities.

“Fraud” means actual (and not constructive, negligent or equitable) fraud, consisting of an intentional misrepresentation of material fact by one party hereto to the other party hereto in the making of the representations and warranties in Article III, Article IV or Article V, as applicable, to induce the complaining party hereto to act and upon which the complaining party hereto actually relied upon to its detriment; provided, that actual fraud will be deemed to exist only if all of the elements of common law fraud are satisfied and, with respect to the making of representations and warranties by Seller, Seller made the applicable representation or warranty with its directors, executive officers or any individual named in the definition of Seller’s Knowledge having knowledge that such representation or warranty was actually inaccurate when made.

“French Assumed Liabilities” means all of the Assumed Liabilities exclusively related to the French Business.

“French Business” means the portion of the Business conducted in France.

“French Closing” has the meaning specified in Section 6.17(d)(i).

“French Employees” means the Business Employees that are assigned to the French Business.

“French Purchase Price” has the meaning specified in Section 6.17(d)(i).

“French Put Option” has the meaning specified in Section 6.17(a).

“French Target Company” means Stanley Security France SAS.

“French Tax Consolidation Group Exit Agreement” means the agreement to be entered into no later than the Closing, between Pro One Finance SAS, as parent of the French Tax Group, and the French Target Company in order to govern the terms and conditions of the Subject Target Company’s exit from the French Tax Group, in the form of Exhibit H.

“French Tax Group” means the French tax consolidation group (groupe d’intégration fiscale) within the meaning of article 233 A et seq. of the French tax code formed by Pro One Finance SAS, as parent company (société mère intégrante) and including the French Target Company, as member.

“French Transfer Agreements” has the meaning specified in Section 6.17(e).

“French Transferred Assets” means all of the Transferred Assets exclusively used in the French Business.

“Government Contract” shall mean any Contract entered into by a Transferred Entity that is with (a) a Governmental Authority, (b) a prime contractor of a Governmental Authority in its capacity as a prime contractor or (c) a higher-tier subcontractor of a Governmental Authority with respect to any Contract of a type described in clauses (a) or (b) above, together with, in each case, all amendments and modifications thereto.

“Government Official” means any director, officer, employee or any other Person acting in an official capacity for any Governmental Authority, any political party or official thereof, or any candidate for political office.

“Governmental Authority” means any national, federal, state, provincial or local authority, court, government or self-regulatory organization (including any stock exchange), commission, tribunal or organization, or any regulatory agency, or any political or other subdivision, department or branch of any of the foregoing.

“Governmental Order” means any decision, ruling, order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Substance” means any chemical, material or other substance that is regulated, categorized or defined as hazardous, toxic, radioactive, a pollutant, a contaminant or waste, or words of similar meaning and regulatory effect, under Environmental Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations thereunder, each as amended from time to time.

“Income Tax Liability Amount” means the amount equal to the Liability for Income Taxes of the Transferred Entities (which may be positive or negative as a result of accounting for estimated tax payments for Tax Returns that have not yet been filed) accrued but unpaid (whether or not yet due) as of the end of the Closing Date with respect to any Pre-Closing Tax Period for which a Tax Return is first due (including extensions) after the Closing Date, excluding any Income Taxes that, in accordance with past practices of the Transferred Entities, are or will be included on any Combined Tax Returns pursuant to Section 8.05(a); provided, that, for purposes of calculating any such liability for Taxes, (a) all Income Tax deductions of the Transferred Entities attributable to the Transaction Expenses shall be taken into account to the extent “more likely than not” (or at a higher level of confidence) deductible in any Pre-Closing Tax Period, (b) any and all Taxes of any Person (other than a Transferred Entity) imposed on a Transferred Entity as a transferee or successor, by Contract or operation of Law or otherwise, which Taxes relate to an event or transaction occurring before the Closing, shall be included and (c) all current Income Tax assets attributable to estimated Income Tax payments, prepayments, refunds and prior period overpayments and current Income Tax liabilities each as determined in accordance with the Accounting Principles shall be included. For the avoidance of doubt, the Income Tax Liability Amount shall be determined (i) without regard to any deferred Tax assets relating to the potential use of the net operating losses of SBD Holding AB or Niscayah Group AB to offset post-Closing income and (ii) without regard to net operating losses of SBD Holding AB or Niscayah Group AB to the extent such net operating losses are not available to be used during the Pre-Closing Tax Period.

“Income Taxes” means any Tax imposed on or measured by reference to overall gross or net income or receipts, and franchise, net worth, capital, withholding (to the extent imposed in lieu of Taxes denominated as “income” Taxes) and similar Taxes.

“Indebtedness” means, with respect to any Person, without duplication: (a) any obligations of such Person for borrowed money and any other transaction having the commercial effect of a borrowing, (b) any obligations of such Person evidenced by credit agreements, bonds, notes, debentures, letters of credit or similar Contracts, (c) any amount of all legally approved, but unpaid, dividends to shareholders, (d) any obligations of such Person under conditional sale, title retention or similar Contracts or arrangements creating an obligation with respect to the deferred purchase price of property, securities or other assets (including any “earn-out,” milestone payment, contingent purchase price payment or any other unpaid amount under any Acquisition Contract), (e) any capital or finance lease obligations of such Person as determined in accordance with U.S. GAAP, including any capital or finance lease obligations classified as such in the Financial Statements, without giving effect to ASC 842, (f) any net obligations of such Person in respect of interest rate, currency or commodity swaps, collars, caps, hedges, futures Contract, forward Contract, option or other derivative instruments or arrangements, (g) any Liabilities, provisions, or other accruals due to Business Employees or Former Business Employees under Transferred Benefit Plans that are Pension Schemes or provide for termination indemnities or jubilees, (h) any accruals and provisions for outstanding severance payments to Former Business Employees (including, for the avoidance of doubt, any severance owing in respect of Seller’s and its Subsidiaries’ restructuring initiatives initiated by Seller or its Subsidiaries prior to the Closing), (i) any amount of factored receivables not included in Modified Working Capital, (j) any accrual, reserve or other Liability, in each case, to the extent (A) required to be accrued or reserved on such Person’s balance sheet in accordance with GAAP and (B) relating to any pending claim or Action, (k) any obligations (including payroll Taxes) deferred pursuant to the CARES Act or similar program that will remain an obligation of the Transferred Entities following Closing or that will be assumed by Purchaser pursuant to the terms hereof, (l) any unforgiven obligations under any

Paycheck Protection Program loan or any other government loan assistance program that will remain an obligation of the Transferred Entities following Closing or that will be assumed by Purchaser pursuant to the terms hereof, (m) any accrued interest, premiums, penalties, breakages, “make whole amounts”, prepayment penalties and other obligations of such Person relating to the obligations described in the foregoing clauses, (n) the Income Tax Liability Amount, (o) seventy-five percent (75%) of any Liabilities attributable to the Business Employees under the Seller Deferred Compensation Plan (and the employer portion of all payroll, social security, unemployment or other Taxes or amounts that are imposed in connection therewith), (p) an amount equal to $36,000,000, (q) any Liabilities of Seller or any of its Subsidiaries arising from the termination of any leases in connection with Seller and its Subsidiaries’ restructuring initiatives initiated by Seller or its Subsidiaries prior to the Closing, (r) any Unspent SAP Costs, and (s) any obligations of such Person to guarantee any of the foregoing types of obligations on behalf of any other Person; provided, however, that “Indebtedness” shall not be deemed to include any intercompany Indebtedness owing by Seller or any of its Subsidiaries (other than any Transferred Entity), on the one hand, to any Transferred Entity or the Business, on the other hand, or by any Transferred Entity or the Business, on the one hand, to Seller or any of its Subsidiaries (other than any Transferred Entity), on the other hand (only to the extent that all such intercompany Indebtedness is cancelled at or prior to the Closing pursuant to Section 6.06(b) without any liability to Purchaser or the Transferred Entities; any such amounts which remain outstanding shall be treated as Modified Working Capital, in accordance with Exhibit B). For the avoidance of doubt, “Indebtedness” shall exclude (x) any item to the extent taken into account in the determination of Modified Working Capital or Transaction Expenses and (y) Retained Liabilities.

“Indemnified Party” has the meaning specified in Section 11.03(a).

“Indemnifying Party” has the meaning specified in Section 11.03(a).

“Information and Consultation Processes” has the meaning specified in Section 6.17(d)(vii).

“Initial Termination Date” has the meaning specified in Section 10.01(b).

“Insurance Policies” has the meaning specified in Section 4.15.

“Intellectual Property” means any and all intellectual property rights anywhere in the world arising under or associated with: (a) Patents, (b) Trademarks, (c) copyrights and any other equivalent rights in works of authorship (including rights in software as a work of authorship) and any other related rights of authors; (d) rights (other than Trademarks) in social media handles and accounts; (e) design rights, (f) trade secrets and rights in know-how and confidential or proprietary business or technical information, in each case, that derives independent economic value, whether actual or potential, from not being known to other Persons; and (g) other similar or equivalent intellectual property rights anywhere in the world.

“Interim Financial Statements” has the meaning specified in Section 4.02(a).

“Inventory” means all inventory of the Business that would constitute “inventory” as such term is used in the Financial Statements and all inventories of raw materials and supplies, work-in-process, finished goods, demonstration equipment, office and other supplies, parts, packaging materials and other accessories related thereto that, in each of the foregoing cases, are held at, or are in transit from or to, the facilities of the Business, or located at customers’ premises, including inventory on consignment from the Business.

“IP Assignment Agreements” means the intellectual property assignment agreements to be executed by the parties thereto on the Closing Date in the form of Exhibit E.

“Knowledge of Seller” or “Seller’s Knowledge” or “Knowingly” mean the actual knowledge without independent investigation (and in no event encompassing constructive, imputed or similar concepts of knowledge) of any of the individuals listed in Section 1.01(c) of the Seller Disclosure Letter.

“Law” means any law, ordinance, regulation, statute, code or other rule enacted or promulgated by any Governmental Authority, including any Governmental Order, or principle of common law.

“Leased Real Property” has the meaning specified in Section 4.08(a).

“Liabilities” means any debts, liabilities and obligations (including guarantees and other forms of credit support), whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured, or on- or off-balance sheet.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, security interest, encumbrance, lien, charge, option, easement, purchase right, right of first refusal, conditional sale agreement, preemptive right, covenant, condition or other similar restriction (including restrictions on transfer).

“Listed Intellectual Property” has the meaning specified in Section 4.13(a).

“Lookback Date” means January 1, 2019.

“LTD Employee” has the meaning set forth in Section 7.01(d).

“LTI Employee” means any Business Employee who has been provided equity or long-term incentive compensation by Seller or any of its Subsidiaries and is listed in Section 1.01(h) of the Seller Disclosure Letter.

“MAR” means Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse.

“Material Adverse Effect” means any result, occurrence, event, change or circumstance that has had, or could reasonably be likely to have, individually or in the aggregate, a material adverse effect on the Business or the assets, Liabilities, results of operations or financial condition of the Business, taken as a whole, but, in each case shall not include the effect of any result, occurrence, event, change or circumstance relating to (a) the industries and markets in which the Business operates, the residential housing industry or the commercial construction or security industry, (b) macroeconomic factors, exchange rates, interest rates or general financial, credit, debt or capital market conditions (including changes in interest or exchange rates), (c) earthquakes, floods, hurricanes, tornadoes, natural disasters, epidemics, pandemics, endemics or disease outbreaks (including COVID-19), (d) global, national or regional political conditions, including hostilities, acts of war, sabotage or terrorism or military actions or any escalation, worsening or diminution of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof, (e) changes in Law (including any COVID-19 Measures), generally accepted accounting principles or official interpretations of the foregoing, (f) compliance with this Agreement or the Ancillary Agreements or any action taken or omitted to be taken by Seller or any of its Subsidiaries (including the Transferred Entities) at the written request of, or with the prior written consent of, Purchaser, (g) consummation of the transactions contemplated hereby (other than for purposes of Section 3.03) or any announcement of this Agreement or any Ancillary Agreements or the identity of Purchaser or any of its Affiliates, (h) any failure by the Business or any of the Transferred Entities to meet projections, forecasts or estimates (but not the underlying cause thereof), (i) the termination of employment, resignation or other departure of one or more LTI Employees as a result of the terms of the offer(s) extended to such individual(s) by Purchaser or its Affiliates or (j) any breach by Purchaser of this Agreement; provided, however, that with respect to the foregoing clauses (a) through (e), any such result, occurrence, fact, event, change or circumstance may be taken into account in determining whether there has been or is a “Material Adverse Effect” to the extent it disproportionately impacts the Business or the assets, Liabilities or results of operations or financial condition of the Transferred Entities, taken as a whole, in comparison to similarly situated participants in the same industry.

“Material Contract” has the meaning specified in Section 4.11(a).

“Material Customers” has the meaning specified in Section 4.16.

“Material Jurisdiction” means each of the United States, France, Sweden, the United Kingdom and Canada.

“Material Suppliers” has the meaning specified in Section 4.17.

“Modified Working Capital” means the current assets of the Business to the extent included in the Transferred Assets or held by the Transferred Entities, in each case, included in the trial balance accounts on Exhibit F, minus the current liabilities of the Business to the extent included in the Assumed Liabilities or of or owed by the Transferred Entities, in each case, included in the trial balance accounts on Exhibit F. Modified Working Capital shall be calculated (a) as of immediately prior to the Closing and (b) in accordance with the Accounting Principles. For illustrative purposes only, Exhibit F includes an example calculation of Modified Working Capital as of October 2, 2021. For the avoidance of doubt, (i) amounts included in the determination of Cash and Cash Equivalents (and any restricted cash or other cash excluded from Cash and Cash Equivalents), Closing Net Indebtedness or Transaction Expenses shall be excluded from the determination of the Modified Working Capital and vice versa and (ii) to the extent any new account codes are created between October 2, 2021 and Closing, the amounts included therein will be allocated to an account code existing as of October 2, 2021 in the illustrative calculation in Exhibit F which is closest in nature and classification to the new account code.

“NISPOM” means the National Industrial Security Program Operating Manual, DOD 5220.22-M (May 2016), and any supplements, amendments or revised editions thereof, currently codified at 32 C.F.R. Part 117.

“Non-U.S. Transferred Business Employee” means any Transferred Business Employee who is not a U.S. Transferred Business Employee.

“Occurrence-Based Policies” has the meaning specified in Section 6.05(b).

“Offer Employee” has the meaning specified in Section 7.01(c)(i).

“Overhead and Shared Services” means ancillary corporate or shared services provided to or in support of the Business that are general corporate or other overhead services or provided to both the Business and other businesses of Seller and its Subsidiaries, including access to hardware and software related to research and development services and other general corporate or overhead functions, travel and entertainment services, corporate credit card services, temporary labor services, office supplies services (including copiers and faxes), personal telecommunications services, computer hardware and software services, fleet services, energy/utilities services, select commodity and raw materials arrangements, procurement, sales and marketing services, treasury and cash processing services, legal and risk management (including insurance) services (including workers’ compensation), business development services, executive office expense, public relations, legal services management, payroll services, payment services, information technology and telecommunications services, consolidation and technical accounting, tax planning, compliance and audit services, accounting and internal audit services, Sarbanes-Oxley compliance and audit services, asset protection services, pricing center of excellence services, project management office services, corporate marketing services, organizational development services, employee benefits services, certain non-U.S. credit, billing, collections and accounts receivable, accounts payable services, outsource agency services, freight, logistics and expediter services, real estate management (procurement, disposition related), corporate property management services, environmental support services and customs and excise services, in each case including services relating to the provision of access to information, operating and reporting systems and databases and all hardware and software used in connection therewith.

“Owned Real Property” has the meaning specified in Section 4.08(b).

“Patents” means patents and patent applications (including provisional applications).

“Paycheck Protection Program” means the program established by the CARES Act and implemented by the Small Business Administration with support from the U.S. Department of the Treasury, providing certain businesses with funds to pay up to eight (8) weeks of payroll costs.

“Pension Scheme” means any pension or retirement scheme, employee jubilee or anniversary scheme or death or invalidity (other than statutory pension rights) scheme to which Seller or any of its Affiliates is bound in relation to any Business Employee and/or Former Business Employee (or any beneficiaries or dependents thereof).

“Permits” means any consent, approval, authorization, license, registration or permit of any Governmental Authority.

“Permitted Liens” means the following Liens: (a) Liens for Taxes not yet due and payable or the validity of which is being timely contested in good faith by appropriate proceedings or for which adequate accruals or reserves have been established in accordance with U.S. GAAP consistent with past practice; (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen and other Liens imposed by Law, in each case, arising or incurred in the ordinary course of business; (c) Liens incurred in the ordinary course of business that secure obligations (or relate to assets having a fair market value) not exceeding $100,000 individually or $250,000 in the aggregate; (d) Liens on Owned Real Property that do not render title unmarketable and do not materially affect the current use, value, current operation or enjoyment (in each case, as currently used); (e) zoning, entitlement, building and land use regulations, customary covenants and conditions, defects of title, easements, encroachments, rights-of-way, restrictions and other similar charges or encumbrances not interfering with the ordinary conduct of the Business which do not, individually or in the aggregate, materially detract from the value of the Transferred Assets or assets of the Transferred Entities, as applicable, as currently used and do not materially interfere with the present use or operation of such Transferred Assets or assets of the Transferred Entities, as applicable, and do not secure Indebtedness; (f) Liens that will be released prior to or as of the Closing; (g) non-exclusive licenses of or grants of rights to Intellectual Property; (h) Liens arising under any of the Transaction Documents; (i) Liens arising under original purchase price conditional sales contracts securing (and only securing) all or part of the purchase price owed to the seller in respect of the relevant property acquired by the buyer in the ordinary course of business (other than as a result of any performance, default or breach of law) and equipment leases with third parties entered into in the ordinary course of business; (j) Liens disclosed on or reflected in the Financial Statements; (k) Liens not created by Seller or any of its Subsidiaries that affect the underlying fee interest of any Leased Real Property; (l) Liens created under federal, provincial, state or foreign securities Laws; and (m) disclosed leases, subleases and similar agreements with respect to the Leased Real Property or Owned Real Property.

“Person” means any natural person, general or limited partnership, corporation, limited liability company, firm, association or other legal entity.

“Personal Information” means personal data, including personally identifiable information, sensitive personal information, sensitive personal financial information and any special categories of personal information regulated thereunder or covered thereby.

“Post-Closing Covenant” has the meaning set forth in Section 11.01.

“Pre-Closing Restructuring” has the meaning set forth in Section 6.13.

“Pre-Closing Tax Period” means any taxable period ending on or prior to the Closing Date or the portion of any Straddle Period ending on the Closing Date.

“Pre-SAP Period” means the twelve (12) month period immediately preceding initiation of the SAP Project.

“Preliminary Allocation Certificate” has the meaning specified in Section 2.02(e).

“Privacy Laws” means applicable Laws relating to privacy or data security.

“Privacy Policy” means the published policies of the Business relating to privacy or data security.

“Process Agent” has the meaning specified in Section 12.10(c).

“Purchase Price” has the meaning specified in Section 2.02(a)(iv).

“Purchaser” has the meaning specified in the Preamble.

“Purchaser Cafeteria Plan” has the meaning specified in Section 7.15.

“Purchaser Fundamental Representations” means the representations and warranties of Purchaser set forth in Section 5.01 (Organization and Good Standing), Section 5.02 (Authority), Section 5.05 (Brokers) and Section 5.07 (Solvency).

“Purchaser Health Plans” has the meaning specified in Section 7.04.

“Purchaser Indemnified Persons” has the meaning specified in Section 11.02(a).

“Purchaser Parties” means those of Purchaser or Purchaser’s Affiliates that are or will be parties to the Ancillary Agreements.

“Purchaser U.S. DC Plans” has the meaning specified in Section 7.14.

“Real Property” has the meaning specified in Section 4.08(b).

“Real Property Leases” has the meaning specified in Section 4.08(a).

“Related Person” means (a) any present or former officer, director, manager, shareholder, member, owner or Affiliate of the applicable Person, (b) any Affiliate of any Person in clause (a), (c) any member of the immediate family of any Person in clause (a) who resides in the same household as such Person, or (d) any entity that any such Person covered by clauses (a) through (c) Controls.

“Resigning Belgian Directors” has the meaning specified in Section 2.05(c).

“Restricted Assets” has the meaning specified in Section 2.01(b).

“Restricted Financing Commitment Amendments” has the meaning specified in Section 6.16(a).

“Restricted Period” means a period commencing on the Closing Date and ending three (3) years thereafter.

“Retained Liabilities” means, (a) any Liability of Seller and its Subsidiaries that is not an Assumed Liability, (b) any Liability of Seller and its Subsidiaries, whether arising prior to, on or after the Closing Date, relating to, arising out of, or resulting from the Pre-Closing Restructuring and (c) any Liability of Seller and its Subsidiaries for Transaction Expenses.

“SAP Project” means the Enterprise Resource Planning system implemented by Seller and its Subsidiaries in the United States to support Seller’s and its Subsidiaries’ financial reporting and customer invoicing for the Business.

“SEC” means the United States Securities and Exchange Commission.

“Seconded Employees” has the meaning specified Section 7.01(b).

“Seller” has the meaning specified in the Preamble.

“Seller Benefit Plan” means each Benefit Plan that is not a Transferred Benefit Plan.

“Seller Cafeteria Plan” has the meaning specified in Section 7.15.

“Seller Counsel” has the meaning specified in Section 12.14.

“Seller Deferred Compensation Plan” means the Stanley Black and Decker Supplemental Retirement Account Plan, as amended from time to time.

“Seller Disclosure Letter” means the disclosure letter delivered by Seller to Purchaser on the date hereof.

“Seller Fundamental Representations” means the representations and warranties of Seller set forth in the first sentence of Section 3.01 (Organization, Standing and Power), Section 3.02 (Authority; Execution and Delivery; Enforceability), the first sentence of Section 4.01 (Organization and Good Standing), and Section 4.12 (Brokers or Finders).

“Seller Group” means Seller and its Subsidiaries (other than any Transferred Entity).

“Seller Indemnified Persons” has the meaning specified in Section 11.02(c).

“Seller Marks” means the names “Stanley”, “Stanley Security”, and “Stanley Healthcare” and all logos containing the foregoing together with all goodwill associated with any of the foregoing.

“Seller Parties” has the meaning specified in Section 12.14.

“Seller Policies” has the meaning specified in Section 4.15.

“Seller Releasing Parties” has the meaning specified in Section 6.15(a).

“Seller Retained Marks” has the meaning specified in Section 6.07(b).

“Seller U.S. DC Plans” has the meaning specified in Section 7.14.

“Stanley Ventures Investments” means those entities set forth on Section 1.01(g) of the Seller Disclosure Letter in which Seller or one of its Subsidiaries holds a minority investment.

“Straddle Period” means a taxable period that commences on or before the Closing Date and ends after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, joint venture or partnership of which such Person (a) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (i) the total combined voting power of all classes of voting securities of such entity, (ii) the total combined equity interests, or (iii) the capital or profit interests, in the case of a partnership; or (b) otherwise has the power to vote or to direct the voting of sufficient securities to elect a majority of the board of directors or similar governing body. For the avoidance of doubt, the Transferred Entities shall be considered Subsidiaries of Seller during all periods prior to (but not after) the completion of the Closing.

“Subsidiary Transferors” means the Subsidiaries of Seller listed on Exhibit A under the heading “Subsidiary Transferors.”

“Swedish Target Company” means SBD Holding AB.

“Target Companies” has the meaning specified in the Recitals.

“Target Companies’ Equity Interests” has the meaning specified in the Recitals.

“Target Company Subsidiaries” has the meaning specified in the Recitals.

“Target Company Subsidiaries’ Equity Interests” has the meaning specified in the Recitals.

“Tax” or “Taxes” means any and all taxes (of any nature), charges (including customs duties or fines), contributions (including social security obligations), fees, levies, imposts, duties or other assessments of any kind whatsoever, imposed by or payable to any Governmental Authority, including any gross income, net income, alternative or add-on minimum, franchise, profits or excess profits, gross receipts, estimated, capital, goods, services, documentary, use, transfer, ad valorem, business rates, VAT, sales, customs, real or personal property, capital stock, license, payroll, withholding or back-up withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, occupancy, transfer, gains taxes, together with any interest, penalties, charges, fines or surcharges, additions to tax or additional amounts imposed with respect thereto, and any deductions or withholdings of any sort. For the avoidance of doubt, “Taxes” does not include deferred taxes.

“Tax Authority” means a Governmental Authority competent to assess or impose Tax or otherwise responsibility for the administration of Taxes.

“Tax Claim” means a notice of deficiency, a notice of reassessment, a proposed adjustment, assertion of claim or demand, a notice of intent to audit, examine or conduct another proceeding with respect to Taxes or Tax Returns of any Transferred Entity (including a Combined Tax Return) for any Pre-Closing Tax Period, in any case, to the extent issued by a Governmental Authority.

“Tax Proceedings” means any audits, examinations or other administrative or judicial proceedings in respect of Taxes.

“Tax Returns” means all returns, reports (including elections, declarations, disclosures, schedules, estimates and information returns) and other information required to be supplied to a Governmental Authority relating to Taxes.

“TCGA” means the Taxation of Chargeable Gains Act 1992, as amended.

“Termination Date” has the meaning specified in Section 10.01(b).

“Third-Party Claim” has the meaning specified in Section 11.03(a).

“Third Party Consents” has the meaning specified in Section 6.04(f).

“Trademarks” means all trademarks, domain names, service marks, trade names and other indications of origin, all registrations and applications for registration thereof, together with the goodwill associated therewith.

“Transaction Documents” means this Agreement, the Ancillary Agreements and any certificate or other document delivered by any party hereto or thereto in connection herewith or therewith, including those agreements, documents and certificates contemplated by Section 2.05.

“Transaction Expenses” means, to the extent not paid by the Seller, a Subsidiary Transferor, a Transferred Entity or otherwise prior to the Closing, (a) all third party service provider fees and expenses (including data room and travel expenses) incurred prior to and including the Closing and payable by any Transferred Entity in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby (including any fees and expenses of legal counsel, financial advisors, investment bankers, brokers and accountants of Seller or any of its Affiliates, including the Transferred Entities); (b) any change in control payments, transaction bonuses, severance, retention payments or other similar arrangements payable by any Transferred Entity to any Transferred Entity Employee as a result of the consummation of the transactions contemplated hereby (but excluding (i) any amounts for which Purchaser shall be liable pursuant to Section 7.06 and (ii) any severance payments that become payable as a result of a termination of employment or service by Purchaser following the Closing); and (c) any Liabilities or payments attributable to the Business Employees under any long-term incentive plan sponsored by Seller or any of its Affiliates to the extent not otherwise (i) included in Modified Working Capital or Closing Net Indebtedness or (ii) settled by Seller or its Subsidiaries in connection with the Closing; and (d) the employer portion of any payroll, social security, unemployment or other Taxes or amounts that are imposed in connection with any payments made under clause (b) or (c) that is payable by any Transferred Entity, in each case, incurred prior to or in connection with the Closing.

“Transfer Taxes” means all transfer, goods, services, sales, use, real or personal property transfer, documentary, stamp, stamp duty land Tax, land and buildings transaction Tax and all other similar Taxes (excluding, for the avoidance of doubt, Income Taxes of Seller or Subsidiary Transferors and VAT) or other like charges, together with interest, penalties, surcharges, fines or additional amounts imposed with respect thereto, whether or not disputed.

“Transferred Assets” means, as the same shall exist immediately prior the Closing, (a) the assets, properties and rights (other than Intellectual Property) of Seller and its Subsidiaries primarily used or held for use in the Business, including those assets, properties and rights identified in Section 1.01(d) of the Seller Disclosure Letter, and (b) the Transferred Intellectual Property.

“Transferred Benefit Plan” means each Benefit Plan that (a) is sponsored, maintained or contributed to solely by one or more Transferred Entities, (b) transfers to Purchaser automatically by operation of Law or (c) is otherwise designated as a Transferred Benefit Plan in Section 1.01(e) of the Seller Disclosure Letter.

“Transferred Business Employee” has the meaning set forth in Section 7.01(e).

“Transferred Entities” has the meaning specified in the Recitals.

“Transferred Entity Employee” has the meaning specified in Section 7.01(a).

“Transferred Entity Voting Debt” has the meaning specified in Section 3.04(a).

“Transferred Equity Interests” has the meaning specified in the Recitals.

“Transferred Intellectual Property” means (a) all Patents and Trademarks listed in Section 1.01(f) of the Seller Disclosure Letter and (b) all other Intellectual Property owned by Seller and its Subsidiaries and exclusively used or held for use in the Business.

“Transferred Policies” has the meaning specified in Section 4.15.

“Transition Services Agreement” means the form of the transition services agreement attached hereto as Exhibit I.

“UK Scheme” means Stanley Black and Decker UK Pension Plan currently operated in accordance with a deed dated December 15, 2014.

“Unspent SAP Costs” means an amount equal to the greater of (a) $0 and (b) (i) $7,000,000, less (ii) any out-of-pocket or internal costs incurred by Seller and its Subsidiaries in connection with the SAP Project between the date hereof and the Closing.

“U.S. GAAP” means generally accepted accounting principles in the United States, consistently applied and as in effect from time to time.

“U.S. Target Companies” means, collectively, 3x Logic, Inc., Infologix, Inc., SecurityCo Solutions Inc., Clarke Security Services Incorporated, AeroScout LLC and AeroScout US LLC.

“U.S. Transferred Business Employee” shall mean any Transferred Business Employee who is principally employed in the United States as of the Closing Date (or, if applicable, such later date that such employee commences employment with Purchaser or any of its Affiliates).

“VAT” means (a) within the United Kingdom, any value added tax imposed by the Value Added Tax Act 1994 or any regulations promulgated thereunder, (b) any Tax levied in accordance with (or subject to derogations from) EU Directive 2006/112/EC, (c) within Canada, any goods and services tax/harmonized sales tax imposed under Part IX of the Excise Tax Act (Canada) and any other similar value added taxes imposed under applicable provincial legislation and (d) any similar Tax levied by reference to added value, turnover or sales.

“VDR” means the electronic data room for Project Sphinx maintained by Datasite Inc.

“WARN Act” has the meaning specified in Section 7.09.

“Willful Breach” means, with respect to any representation, warranty, agreement or covenant set forth in this Agreement, an intentional action or omission by a party hereto that both (a) causes such party to be in breach of such representation, warranty, agreement or covenant and (b) such party knows at the time of such intentional action or omission is, or would reasonably be expected to result in, a breach of such representation, warranty, agreement or covenant.

“Working Capital Target” means $164,300,000.

“Works Councils” has the meaning specified in Section 6.17(d)(vi).

SECTION 1.02. Terms Generally. Unless the context otherwise requires expressly:

(a) Words in the singular shall include the plural and vice versa, and words of one gender shall include the other genders, in each case, as the context requires;

(b) the term “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement and not to any particular provision of this Agreement, and Article, Section, paragraph, clause, subclause, Exhibit and Schedule references are to the Articles, Sections, paragraphs, clauses or subclauses of, or Exhibits or Schedules to, this Agreement, as applicable, unless otherwise specified;

(c) the word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless otherwise specified;

(d) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, that nothing contained in this Section 1.02, is intended to authorize any assignment or transfer not otherwise permitted by Section 12.07;

(e) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(f) the word “or” shall be disjunctive but not exclusive;

(g) references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;

(h) references herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof;

(i) references to “made available” mean that such documents or information referenced shall have been contained in the VDR as of the execution and delivery of this Agreement by the parties hereto;

(j) if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day; and

(k) references herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of the date of the execution and delivery of this Agreement.”

Article II

PURCHASE AND SALE OF TARGET COMPANIES’ EQUITY INTERESTS AND TRANSFERRED ASSETS; ASSUMPTION OF ASSUMED LIABILITIES

SECTION 2.01. Purchase and Sale of Target Companies’ Equity Interests and Transferred Assets; Assumption of Assumed Liabilities.

(a) On the terms and subject to the conditions set forth in this Agreement, at the Closing, (i) Seller shall (or, as applicable, shall cause the Subsidiary Transferors to) sell, transfer, convey, assign and deliver to Purchaser (or, as applicable, one or more Affiliates of Purchaser designated by Purchaser in writing not less than five (5) Business Days prior to the Closing Date), and Purchaser shall (or, as applicable, shall cause such Affiliates of Purchaser to) purchase and accept from Seller (or, as applicable, the Subsidiary Transferors) all of Seller’s or the applicable Subsidiary Transferors’ right, title and interest in the Target Companies’ Equity Interests and all of Seller’s or the applicable Subsidiary Transferors’ right, title and interest in the Transferred Assets, in each case, free and clear of all Liens other than Liens created by or through Purchaser or any of its Affiliates (excluding, for the avoidance of doubt, the Transferred Entities prior to the Closing), transfer restrictions under applicable securities Laws and the relevant governing documents of the applicable Target Company and, in the case of the Transferred Assets, Permitted Liens, and (ii) Purchaser shall (or shall cause one or more of its Affiliates designated by Purchaser in writing not less than five (5) Business Days prior to the Closing Date to) assume and become obligated to pay, perform and discharge when due, all Assumed Liabilities; provided, however, that (a) the sale of the French Transferred Assets and the French Target Company and (b) the assumption by Purchaser (or one or more of its Affiliates) of the French Assumed Liabilities, in each case, with respect to the French Business, are subject to Seller’s exercise of the applicable French Put Option in accordance with Section 6.17. Notwithstanding anything to the contrary in this Agreement or any Ancillary Agreement, but without limiting Purchaser’s obligations under Section 11.02(c)(iii), any Assumed Liabilities of a Transferred Entity shall remain Liabilities of such Transferred Entity as of and following the Closing and shall not be transferred to Purchaser or any of Purchaser’s other Affiliates.

(b) Notwithstanding any other provision in this Agreement to the contrary, no asset, claim, right or benefit, the assignment or transfer of which is otherwise contemplated by this Agreement, shall be assigned or transferred if such assignment or transfer (or attempt to make such an assignment or transfer) without the consent or approval of a third party would constitute a breach, violation or other contravention of the rights of such third party (such assets, claims, rights or benefits being collectively referred to herein as “Restricted Assets”) until such consent or approval is obtained, at which time such Restricted Asset shall be automatically assigned or transferred. If any such consent or approval is not obtained prior to the Closing, (i) the assigning party, upon request of the other party, shall continue to use its commercially reasonable efforts to cooperate with the other party in attempting to obtain any such consent or approval (provided, that the assigning party shall not be required to incur any out-of-pocket cost in respect thereof), (ii) the assigning party shall endeavor to provide the assignee party with the benefits under each Restricted Asset as if such Restricted Asset had been assigned to the assignee party (including by means of any licensing, operating, subcontracting, sublicensing or subleasing arrangement), if the same is permitted under the applicable Restricted Asset, and (iii) the assignee party shall bear all the costs, liabilities and burdens with respect to any such Restricted Asset.

(c) To the extent that, after the Closing, Purchaser, Seller or any of their respective Affiliates determines or is otherwise aware that Seller or any of its Affiliates has retained any Transferred Asset that should have been transferred by Seller or its Subsidiaries hereunder, Seller shall (or shall cause such Affiliate to) promptly transfer such Transferred Asset to Purchaser or its designee for no consideration at Seller’s expense.

(d) To the extent that, after the Closing, Purchaser, Seller or any of their respective Affiliates determines or is otherwise aware that Purchaser or any of its Affiliates has received any Excluded Asset (directly or indirectly through the transfer of the Transferred Entities) that should have been retained by Seller or its Subsidiaries hereunder, Purchaser shall (or shall cause such Affiliate to) promptly transfer such Excluded Asset to Seller or its designee for no consideration at Seller’s expense.

SECTION 2.02. Purchase Price; Allocation of Purchase Price.

(a) Subject to the terms and conditions of this Agreement, in consideration of the transfer of the Target Companies’ Equity Interests and the Transferred Assets under Section 2.01(a), Purchaser on its own behalf and, as applicable, as agent for its designated Affiliates, shall (x) assume and become obligated to pay, perform and discharge, when due, the Assumed Liabilities and (y) pay to Seller an amount of cash equal to $3,200,000,000 (the “Base Purchase Price”):

(i) if the Modified Working Capital exceeds the Working Capital Target, plus the amount equal to (1) the Modified Working Capital minus (2) the Working Capital Target;

(ii) if the Modified Working Capital is less than the Working Capital Target, minus the amount equal to (1) the Working Capital Target minus (2) the Modified Working Capital;

(iii) plus the amount, which may be positive or negative, of the Closing Net Indebtedness; and

(iv) minus (iii) the Transaction Expenses (the Base Purchase Price as so adjusted, the “Purchase Price”).

(b) As used in this Agreement, the “Estimated Purchase Price” means an amount equal to the Base Purchase Price:

(i) if the Estimated Modified Working Capital exceeds the Working Capital Target, plus the amount equal to (1) the Estimated Modified Working Capital minus (2) the Working Capital Target;

(ii) if the Estimated Modified Working Capital is less than the Working Capital Target, minus the amount equal to (1) the Working Capital Target minus (2) the Estimated Modified Working Capital;

(iii) plus the amount, which may be positive or negative, equal to the Estimated Closing Net Indebtedness; and

(iv) minus (C) the Estimated Transaction Expenses.

For purposes of determining the amount of cash to be paid as the Estimated Purchase Price by Purchaser at the Closing pursuant to Section 2.05(b)(ii)(A), Seller shall prepare and deliver to Purchaser, not less than five (5) Business Days before the Closing Date, a certificate (the “Estimated Closing Statement”) setting forth (i) a good faith estimate of the Modified Working Capital (such amount, the “Estimated Modified Working Capital”), (ii) a good faith estimate of the Closing Net Indebtedness, including the Cash and Cash Equivalents estimated to be held by the Transferred Entities or constituting a Transferred Asset, in each case, as of the Closing (the “Estimated Closing Net Indebtedness”), (iii) a good faith estimate of the Transaction Expenses (the “Estimated Transaction Expenses”), and (iv) a good faith estimate of the Estimated Purchase Price, in each case, along with reasonable supporting detail for the calculations thereof. Seller agrees that it shall prepare such statement in accordance with, as applicable, the definitions of “Closing Net Indebtedness”, “Cash and Cash Equivalents”, “Modified Working Capital” and “Transaction Expenses” and other applicable definitions set forth herein, and Seller shall deliver together with such statement any supporting documentation and additional information as may be reasonably requested by Purchaser with respect to the amounts set forth therein.

(c) During the period between the delivery of the Estimated Closing Statement and the Closing Date, at the request of Purchaser, Seller will, and will cause its Subsidiaries to, provide Purchaser and its representatives, upon reasonable advance notice, reasonable access during normal business hours to the books, records and personnel to the extent relating to the Business used by Seller in the preparation of the Estimated Closing Statement. Seller shall consider in good faith any comments from Purchaser but in no event shall any failure by Seller to revise the Estimated Closing Statement give Purchaser any right to delay or avoid the Closing.

(d) On the terms and subject to the conditions of this Agreement, at the Closing, Purchaser shall pay and deliver, or cause to be paid and delivered, the following amounts by wire transfer of immediately available funds into the account or accounts designated by each of the following recipients (which accounts shall be designated at least three (3) Business Days prior to the Closing Date):

(i) the Estimated Purchase Price to Seller in accordance with Section 2.05(b)(ii)(A);

(ii) any of the types of Closing Net Indebtedness that are outstanding at Closing and included in Estimated Closing Net Indebtedness, as set forth on Section 2.02(d)(ii) of the Seller Disclosure Letter to the Persons entitled thereto (or, at Seller’s written direction, to a Transferred Entity for payment to the Persons entitled thereto); and

(iii) the Estimated Transaction Expenses to the Persons entitled thereto (or, at Seller’s written direction, to a Transferred Entity for payment to the Persons entitled thereto).

(e) Seller shall prepare and deliver to Purchaser, not less than three (3) Business Days before the Closing Date, a preliminary allocation of the Purchase Price among Seller and each Subsidiary Transferor that sells and transfers any Transferred Equity Interests to Purchaser or its designees (the “Preliminary Allocation Certificate”), which Preliminary Allocation Certificate shall be prepared consistent with the allocation principles agreed to by Seller and Purchaser (the “Allocation Principles”). Seller shall prepare and deliver to Purchaser a draft of the Allocation Principles no later than January 31, 2022, which shall include sufficient detail and principles to enable Purchaser to make a preliminary determination of the relative value of the Transferred Entities and an allocation of the Purchase Price among the Transferred Entities. Upon Purchaser’s receipt of Seller’s draft of the Allocation Principles, Seller and Purchaser shall cooperate to agree on the Allocation Principles as soon as reasonably practicable thereafter.

(f) Within ninety (90) days after the Purchase Price shall have been deemed to be final pursuant to Section 2.03 below, Seller shall deliver to Purchaser a certificate which shall allocate the Purchase Price and the Assumed Liabilities among the Transferred Entities and Transferred Assets for Income Tax purposes in accordance with Section 1060 of the Code and Treasury Regulations thereunder (the “Allocation Certificate”), which Allocation Certificate shall be prepared consistent with the Preliminary Allocation Certificate. The Allocation Certificate shall be deemed to be final unless Purchaser notifies Seller of any objection to the Allocation Certificate within thirty (30) days after receipt of the Allocation Certificate from Seller. The parties shall negotiate in good faith to resolve all disputed items in the Allocation Certificate. If the parties resolve all such disputed items within fifteen (15) days after Purchaser notifies Seller of such objection, the Allocation Certificate as modified to reflect such resolution shall be deemed to be final. If the parties are unable to resolve all such disputed items during such fifteen (15) day period, the unresolved disputed items shall be submitted to the Accounting Arbitrator for resolution in accordance with Section 2.03(d), and the Allocation Certificate as modified to reflect the Accounting Arbitrator’s determination shall be deemed to be final. Except as otherwise required by applicable Law, Purchaser and Seller shall (and shall cause their respective Subsidiaries, or, in the case of Purchaser, its Affiliates, to) report the national, federal, state, provincial and local income and other Tax consequences of the transactions contemplated by this Agreement in a manner consistent with the Allocation Certificate as finally determined in accordance with this Section 2.02(f). Except as otherwise required by applicable Law, neither Purchaser nor Seller shall (and neither party shall permit its respective Subsidiaries, or, in the case of Purchaser, its Affiliates, to) take a position inconsistent with the Allocation Certificate, if any, on any Tax Return or Tax filings (including any forms required to be filed pursuant to Section 1060 of the Code). Each of Seller and Purchaser shall cooperate with the other in preparing IRS Form 8594 or any equivalent statements required by any Governmental Authority charged with the collection of any Income Tax for filing within a reasonable period before its filing due date.

SECTION 2.03. Purchase Price Adjustment.

(a) [RESERVED].

(b) If the Purchase Price as finally determined in accordance with this Section 2.03 is less than the Estimated Purchase Price, Seller shall (on its own behalf and/or on behalf of the Subsidiary Transferors) pay to Purchaser (on its own behalf and/or on behalf of the Subsidiary Transferors) the total amount of such deficit, and if the Purchase Price as finally determined in accordance with this Section 2.03 exceeds the Estimated Purchase Price, Purchaser (on its own behalf and/or on behalf of the Subsidiary Transferors) shall pay to Seller (on its own behalf and/or on behalf of the Subsidiary Transferors) the total amount of such excess, in either case by wire transfer of immediately available U.S. dollar funds to an account designated by the party receiving payment, within three (3) Business Days after the final determination of the Purchase Price, plus interest on such amount, accrued from the Closing Date to the date of such payment at the prime rate applicable from time to time as announced by Citibank, N.A. Purchaser shall further pay to Seller any amounts required in accordance with item 12 of Exhibit B upon the terms set forth therein.

(c) As promptly as practicable (and, in any event, within ninety (90) days after the Closing), Purchaser shall prepare and deliver to Seller a statement setting forth Purchaser’s calculation of (i) Modified Working Capital, (ii) Closing Net Indebtedness (including the Cash and Cash Equivalents held by the Transferred Entities as of the Closing), (iii) the Transaction Expenses, and (iv) the Purchase Price pursuant to this Section 2.03 (the “Closing Statement”). The parties agree to provide each other and their respective representatives, upon reasonable advance notice, reasonable access during normal business hours to their respective books, records and personnel to the extent relating to the Business throughout the periods during which the Closing Statement is being prepared or evaluated and any disputes that may arise under this Section 2.03 are being resolved. If Seller disagrees with the determination of the Closing Statement, Seller shall notify Purchaser in writing of such disagreement within sixty (60) days after delivery of the Closing Statement, which written notice shall set forth any such disagreement in reasonable detail (“Disagreement Notice”). If Seller fails to deliver a Disagreement Notice by the end of such sixty (60) day period, Seller shall be deemed to have accepted the Closing Statement delivered by Purchaser. Matters included in the calculations in the Closing Statement to which Seller does not object in the Disagreement Notice shall be deemed accepted by Seller and shall not be subject to further dispute or review. Purchaser and Seller shall negotiate to resolve any such disagreement, and any resolution agreed to in writing by Purchaser and Seller shall be final and binding upon the parties.

(d) If Purchaser and Seller are unable to resolve any disagreement as contemplated by Section 2.03(c) within thirty (30) days after delivery by Seller of a Disagreement Notice, Purchaser and Seller shall jointly appoint KPMG LLP, or if KPMG LLP is unable or unwilling to accept such engagement, Purchaser and Seller shall jointly select a mutually acceptable third party accounting firm, the retention of which will not give rise to present or potential future auditor independence problems for Seller, Purchaser or any of their respective Affiliates or Subsidiaries, as determined in the reasonable discretion of Seller and Purchaser, to resolve such disagreement (KPMG LLP or the firm so selected, as applicable, shall be referred to herein as the “Accounting Arbitrator”). The parties shall instruct the Accounting Arbitrator to consider only those items and amounts set forth in the Closing Statement as to which Seller has disagreed pursuant to a Disagreement Notice and Purchaser and Seller have not resolved such disagreement. The scope of the disputes to be resolved by the Accounting Arbitrator shall be limited to whether such calculation was done in accordance with the terms hereof, the accounting methods, standards, policies, practices, classifications, estimation methodologies, assumptions or procedures used to prepare the Closing Statement, and whether there were mathematical errors in the calculation of the Closing Statement, and the Accounting Arbitrator shall not make any other determination. The Accounting Arbitrator shall make its determination based solely on written submissions, presentations and supporting material provided by Purchaser and Seller and not pursuant to any independent review. In resolving any such disagreement, the Accounting Arbitrator may not assign a value to such item greater than the greatest value for such item claimed by Purchaser in the Closing Statement or by Seller in the Disagreement Notice or less than the lowest value for such item claimed by Purchaser in the Closing Statement or by Seller in the Disagreement Notice. Purchaser and Seller shall use commercially reasonable efforts to cause the Accounting Arbitrator to deliver to all parties, as promptly as practicable, a written report setting forth the resolution of any such disagreement determined in accordance with the terms of this

Agreement. Such report shall be final and binding upon the parties and upon which a judgment may be entered by a court having jurisdiction thereover. The fees, costs and expenses of the Accounting Arbitrator arising in connection with this Section 2.03 shall be borne by the parties in such proportion to reflect the relative amount of each party’s determination that has been modified pursuant to the Accounting Arbitrator’s report. For example, if Seller claims in the Disagreement Notice that it is entitled to an adjustment payment of $100,000, but the Accounting Arbitrator determines that Seller has a valid claim for only $30,000, then Purchaser shall bear 30% of the fees, costs and expenses of the Accounting Arbitrator and Seller shall bear the other 70% of such fees, costs and expenses.

(e) Purchaser and Seller agree that any payments made pursuant to this Section 2.03 shall be allocated in a manner consistent with any allocation agreed to pursuant to Section 2.03(c). Purchaser and each Transferred Entity shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law and such deducted and withheld amounts shall be treated as a payment to such Person in respect of which such deduction or withholding was made for all purposes of this Agreement. No later than five (5) days before the Closing Date, Purchaser shall use commercially reasonable efforts to notify Seller if it believes any such withholding will be required from any payments to Seller and, if Purchaser believes such withholding is required, Purchaser shall reasonably cooperate in good faith with Seller to reduce the amount of, or eliminate the necessity for, such withholding.

(f) With respect to Cash and Cash Equivalents, Modified Working Capital, Indebtedness, Transaction Expenses, Estimated Modified Working Capital, Estimated Closing Net Indebtedness and Estimated Transaction Expenses of the Business denominated in currencies other than U.S. dollars, the current foreign exchange rate for each such currency as of the Business Day immediately prior to the date of delivery of the Estimated Closing Statement as published by Reuters, shall be used to convert such amounts into U.S. dollars for purposes of determining Modified Working Capital, Closing Net Indebtedness, Transaction Expenses, Estimated Modified Working Capital, Estimated Closing Net Indebtedness and Estimated Transaction Expenses in connection with the adjustments pursuant to this Section 2.03.

SECTION 2.04. The Closing. Subject to the terms and conditions of this Agreement (including Article X), the sale and purchase of the Target Companies’ Equity Interests and the Transferred Assets and the assumption of the Assumed Liabilities (all as contemplated herein, the “Closing”) shall take place at the offices of Freshfields Bruckhaus Deringer US LLP, located at 601 Lexington Avenue, 31st Floor, New York, New York, 10022 at 10:00 a.m., New York City time, on the fifth (5th) Business Day following the first day on which all of the conditions to the obligations of the parties set forth in Article IX are satisfied or waived (other than conditions to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), or at such other time and date or at such other place (including remotely via the exchange of executed documents and other deliverables through electronic transmission in portable document format) as Seller and Purchaser may mutually agree upon in writing. The date on which the Closing actually takes place is referred to herein as the “Closing Date”. For the sake of clarity, except as expressly set forth in Article VIII, the sale of the Target Companies’ Equity Interests and the transfer of the Transferred Assets and Assumed Liabilities will be deemed to take place and be effective on the Closing Date at 12:01 a.m. (x) where the principal office or facilities of such Target Company is located or (y) in the case of the Transferred Assets or Assumed Liabilities, where the Transferred Asset or Assumed Liability resides, exists or arises.

SECTION 2.05. Deliveries for the Closing.

(a) At the Closing, Seller shall deliver or cause to be delivered to Purchaser:

(i) such agreements, documents and certificates as necessary or appropriate to consummate the purchase and sale of the Target Companies’ Equity Interests in the respective jurisdictions of organization of the Target Companies, which shall include:

(A) for each U.S. Target Company:

1) certificates representing the Target Companies’ Equity Interests in such U.S. Target Company, duly endorsed in blank or accompanied by stock or unit powers duly endorsed in blank in proper form for transfer or other proper instruments of transfer; and

2) either (x) an IRS Form W-9 duly completed by Seller or the direct Subsidiary Transferor of such U.S. Target Company or (y) a statement conforming to the requirements of Treasury Regulations Sections 1.897-2(h)(1)(i) and 1.1445-2(c)(3) in the form set forth in Exhibit K and certifying that such U.S. Target Company’s Transferred Equity Interests are not “U.S. real property interests” (within the meaning of Section 897(c)(1)) (the “FIRPTA Statement”) and the notification required under Treasury Regulations Section 1.897-2(h)(2) in the form set forth in Exhibit L (the “FIRPTA Notification).

(B) for each English Target Company, and, to the extent required by applicable Law, each Target Company Subsidiary organized in England or Wales:

1) a stock transfer form (or stock transfer forms), duly executed by the relevant Subsidiary Transferor(s), transferring the Target Companies’ Equity Interests in such English Target Company to Purchaser;

2) the share certificates issued by the English Target Company or such Target Company Subsidiary with respect to all of the Target Companies’ Equity Interests in such English Target Company or such Target Company Subsidiary, or an indemnity to Purchaser for such share certificates duly executed by such relevant Subsidiary Transferor;

3) a voting power of attorney for the Target Companies’ Equity Interests in such English Target Company, duly executed by the relevant Subsidiary Transferor, in favor of Purchaser;

4) signed minutes of the board meeting held by such English Target Company approving the registration of the transfer of the Target Companies’ Equity Interests in such English Target Company delivered in accordance with Section 2.05(a)(i)(B)(1), subject only to the transfer being duly stamped;

5) the registers required to be kept by such English Target Company under the Companies Act 2006, together with certificates of incorporation and any certificates of incorporation on change of name for such English Target Company;

6) a letter from the relevant Subsidiary Transferor(s) confirming that it has ceased to be a registrable relevant legal entity within the meaning of section 790C of the Companies Act 2006, in relation to such English Target Company; and

7) the Companies House online filing code for such English Target Company or such Target Company Subsidiary, together with a written confirmation as to whether or not such English Target Company or such Target Company Subsidiary, as applicable, is registered for the Companies House PROOF Scheme;

(C) for each Canadian Target Company, certificates representing the Target Companies’ Equity Interests in such, duly endorsed in blank and accompanied by a duly endorsed share transfer form;

(D) for the French Target Company:

1) an original share transfer form (ordre de movement), duly executed, transferring the Target Companies’ Equity Interests in the French Target Company to Purchaser;

2) four (4) original copies of a reiterative deed (acte réitératif), duly executed, with respect to the Target Companies’ Equity Interests of the French Target Company;

3) the original securities transfer registers and individual holder accounts (registre de mouvements de titres et comptes individuels de titulaires de titres), updated as of the Closing, with respect to the Target Companies’ Equity Interests in the French Target Company; and

4) the French Tax Consolidation Group Exit Agreement, duly executed by the relevant Subsidiary Transferor;

(E) for the Swedish Target Company:

1) all share certificates, if any, representing the Target Companies’ Equity Interests in the Swedish Target Company, duly endorsed to the Purchaser, together with any pertaining dividend coupons;

2) the Swedish Target Company’s shareholders’ register, evidencing that the Purchaser has been duly entered as the holder of the Target Companies’ Equity Interests in the Swedish Target Company; and

3) if requested by the Purchaser, powers of attorney, enabling the persons appointed by the Purchaser to sign for and on behalf of the Swedish Target Company and any other Swedish Transferred Entity, where applicable, until new signatories have been duly registered;

(F) for the Australian Target Company,

1) all necessary instruments of transfer, duly executed, transferring the Target Companies’ Equity Interests in the Australian Target Company to Purchaser;

2) the Australian Target Company’s shareholders’ register, evidencing that the Purchaser has been duly entered as the holder of the Target Companies’ Equity Interests in the Australian Target Company; and

3) each share certificate, if any, representing the Target Companies’ Equity Interests in the Australian Target Company, or, if no such certificates have been issued or such certificates have been lost, a lost share certificate indemnity in form and substance reasonably satisfactory to Purchaser; and

(G) for the Belgian Target Company, the original company shareholders’ register reflecting the transfer of the Target Companies’ Equity Interests of the Belgian Target Company to Purchaser (it being understood that the registration of the transfer of the Target Companies’ Equity Interests of the Belgian Target Company to Purchaser shall be recorded and signed by an authorized representatives of the applicable Subsidiary Transferor and the Purchaser upon completion of the Closing).

(ii) instruments of transfer and conveyance (other than the Bill of Sale and the Assignment and Assumption Agreement), properly executed and acknowledged by Seller, that are necessary to (A) transfer and vest in Purchaser (or its designated Affiliates) all of Seller’s right, title and interest in and to the Transferred Assets (in each case, free and clear of all Liens other than Permitted Liens or Liens created by or through Purchaser or any of its Affiliates (excluding, for the avoidance of doubt, the Transferred Entities prior to the Closing) and (B) cause Purchaser to assume and become obligated to pay, perform and discharge when due, all Assumed Liabilities;

(iii) a counterpart of each of the Ancillary Agreements, executed by each of Seller and any of its Subsidiaries that is a party thereto, to the extent not previously delivered;

(iv) a receipt for the Estimated Purchase Price;

(v) the certificates referred to in Section 9.02(a), Section 9.02(b) and Section 9.02(c);

(vi) to the extent requested by Purchaser, but subject to Section 2.05(c), duly signed resignations, effective as of the Closing, of all directors, deputy directors and officers (or Persons performing similar functions) (with the exception, with regard to the Swedish Target Company, of any employee representatives (arbetstagarrepresentanter)) of each Target Company and Target Company Subsidiary;

(vii) payoff letters for all Indebtedness for borrowed money set forth on Section 2.02(d)(ii) of the Seller Disclosure Letter; and

(viii) evidence in form and substance reasonably satisfactory to Purchaser reflecting the consummation of the Pre-Closing Restructuring.

Any agreement or document to be delivered to Purchaser pursuant to this Section 2.05(a) will be in form and substance reasonably satisfactory to Purchaser.

(b) At the Closing, Purchaser shall deliver or cause to be delivered to Seller:

(i) a counterpart of each of the Ancillary Agreements, executed by each of Purchaser and any of its Affiliates that is a party thereto, to the extent not previously delivered;

(ii) the following amounts by wire transfer of immediately available funds into the account or accounts designated by each of the following recipients (which accounts shall be designated at least three (3) Business Days prior to the Closing Date):

(A) the Estimated Purchase Price in accordance with Section 2.04(b);

(B) any of the types of Closing Net Indebtedness that are outstanding at Closing and included in Estimated Closing Net Indebtedness, as set forth on Section 2.02(d)(ii) of the Seller Disclosure Letter, on behalf of the Transferred Entities to the Persons entitled thereto (or, at Seller’s written direction, to a Transferred Entity for payment to the Persons entitled thereto);

(C) the Estimated Transaction Expenses, on behalf of the Transferred Entities, to the Persons entitled thereto (or, at Seller’s written direction, to a Transferred Entity for payment to the Persons entitled thereto);

(iii) a receipt for the Transferred Assets and Target Companies’ Equity Interests acknowledging the purchase of the Transferred Assets and the Target Companies’ Equity Interests pursuant to this Agreement; and

(iv) the certificates referred to in Section 9.02(a) and Section 9.02(b).

Any agreement or document to be delivered to Seller pursuant to this Section 2.05(b) will be in form and substance reasonably satisfactory to Seller.

(c) At the Closing, Purchaser shall (i) convene, or shall cause to be convened, for each of the Belgian Target Company and the Belgian Target Company Subsidiary, a special general shareholders meeting to (A) acknowledge the resignation of each (managing) director and daily manager of the Belgian Target Company and the Belgian Target Company Subsidiary, as applicable, as of immediately prior to the Closing (collectively, the “Resigning Belgian Directors”), (B) appoint such number of new directors of each of the Belgian Target Company and the Belgian Target Company Subsidiary, as applicable, as required under their respective articles of association and the Laws of Belgium and (C) grant interim discharge to the applicable Resigning Belgian Directors, and (ii) deliver, or cause to be delivered, a copy of the minutes of such shareholders meeting to Seller as promptly as practicable thereafter. Purchaser shall further grant, or cause to be granted, a definitive discharge to each of the Resigning Belgian Directors, as applicable, at the first annual general meeting of each of the Belgian Target Company and the Belgian Target Company Subsidiary following the Closing.

(d) Subject to the terms and conditions hereof, the parties shall, or shall cause their respective Subsidiaries to, enter into such agreements or instruments (the “Foreign Acquisition Agreements”) providing for the sale, transfer, conveyance, assignment or delivery of any Transferred Assets, and/or the assumption of any Assumed Liabilities, located outside the United States of America as the parties jointly determine would be required pursuant to requirements of applicable local Law to be documented separately from this Agreement, which Foreign Acquisition Agreements shall be negotiated in good faith between the parties, but in all events shall be consistent with the terms of this Agreement and have appropriate provisions to pay the applicable portion of the Purchase Price, as required by applicable Law, in local currency (which will reduce the corresponding obligation to make payment under this Agreement) in such amounts and such countries as jointly determined by the parties. Any amounts payable in local currency shall be determined by reference to the applicable spot rate published by Reuters on the date that is three (3) Business Days prior to the Closing Date.

SECTION 2.06. Accounting. To the extent that, after the Closing, (a) (i) Purchaser or any of its Affiliates receives any payment that is properly for the account of Seller or any of its Subsidiaries according to the terms of this Agreement (including any payment otherwise due to Seller or any of its Subsidiaries) or (ii) Seller or any of its Subsidiaries makes a payment on behalf of Purchaser or any of its designated Affiliate(s) (including any payment otherwise payable by the Business), and provides evidence of the same to Purchaser, Purchaser shall promptly deliver such amount to Seller (net, in the case of any payment received by Purchaser or its Subsidiaries, of any Tax suffered by them on such amount), and (b) (i) Seller or any of its Subsidiaries receives any payment that is properly for the account of Purchaser or any of its Affiliates according to the terms of this Agreement (including any payment otherwise due to the Business) or (ii) Purchaser or any of its Affiliates makes a payment on behalf of Seller (including any payment otherwise payable by Seller or any of its Subsidiaries) and provides evidence of the same to Seller, Seller shall promptly deliver such amount to Purchaser (net, in the case of any payment received by Seller or its Subsidiaries, of any Tax suffered by them on such amount). All amounts due and payable under this Section 2.06 shall be due and payable by the applicable party, by wire transfer of immediately available funds, to the account designated by the other party.

Article III

REPRESENTATIONS AND WARRANTIES RELATING TO SELLER AND THE TARGET COMPANIES’ EQUITY INTERESTS

Except as set forth in the Seller Disclosure Letter delivered by Seller to Purchaser concurrently with the execution and delivery hereof, Seller hereby represents and warrants to Purchaser that all of the statements contained in this Article III are true and correct as of the date of this Agreement (or, if made as of a specified date, as of such date). Notwithstanding anything herein to the contrary, Seller makes no representations and warranties in this Article III relating to Excluded Assets or Retained Liabilities. For purposes of the representations and warranties of Seller contained herein, disclosure in one section of the Seller Disclosure Letter of any facts or circumstances shall be deemed to be adequate response and disclosure of such facts or circumstances with respect to any other representations or warranties by Seller calling for disclosure of such information, whether or not such disclosure is specifically associated with or purports to respond to one or more of such other representations and warranties, if it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such other representations and warranties. The inclusion of any information in any section of the Seller Disclosure Letter or other document delivered by Seller pursuant to this Agreement or in the VDR shall not be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever.

SECTION 3.01. Organization, Standing and Power. Each of Seller and the Subsidiary Transferors is duly organized, validly existing and, except in any jurisdiction that does not recognize such a concept, in good standing under the Laws of its jurisdiction of incorporation or organization, as applicable, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole, or prevent or materially impair or delay Seller or any such Subsidiary Transferor from performing its obligations under this Agreement and the Ancillary Agreements or from consummating the transactions contemplated hereby or thereby. Each of Seller and the Subsidiary Transferors has all requisite power and authority to (i) enable it to own, lease or otherwise hold its assets and properties and (ii) conduct the Business as currently conducted by it, except, in each case, as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole, or prevent or materially impair or delay Seller or any such Subsidiary Transferor from performing its obligations under this Agreement and the Ancillary Agreements or from consummating the transactions contemplated hereby or thereby.

SECTION 3.02. Authority; Execution and Delivery; Enforceability. Each of Seller and the Subsidiary Transferors, as applicable, has full power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party, to fully perform its obligations hereunder and thereunder, as applicable, and to consummate the Acquisition and the other transactions contemplated hereby and thereby. The execution and delivery by each of Seller and the Subsidiary Transferors, as applicable, of this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and the consummation by Seller and the Subsidiary Transferors of the Acquisition and the other transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of Seller and the Subsidiary Transferors, as applicable, and no other action on the part of Seller or the Subsidiary Transferors is necessary to authorize this Agreement and the Ancillary Agreements or the consummation of the Acquisition and the other transactions contemplated hereby or thereby. Seller has duly executed and delivered this Agreement and, prior to the Closing, each of Seller and the Subsidiary Transferors will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and, assuming the due execution and delivery by Purchaser, this Agreement constitutes Seller’s, and each Ancillary Agreement to which Seller and a Subsidiary Transferor is, or is specified to be, a party will, after execution and delivery by Seller and such Subsidiary Transferor, as applicable, constitute Seller’s and such Subsidiary Transferor’s, legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at Law.

SECTION 3.03. No Conflicts; Consents and Approvals. Subject to receipt of the consents, approvals and waivers, and the making of the filings and notifications, in each case listed in Section 3.03(x) of the Seller Disclosure Letter and subject to the requirements of the HSR Act and other applicable Laws and Governmental Authorities with respect to foreign investment and competition listed in Section 3.03(y) of the Seller Disclosure Letter and the filing by Seller of reports under the Exchange Act and as contemplated by the rules of the New York Stock Exchange, none of (i) the execution and delivery by Seller or the Subsidiary Transferors, as applicable, of this Agreement and each Ancillary Agreement to which it is or will be a party, (ii) the consummation by Seller and the Subsidiary Transferors, as applicable, of the transactions contemplated hereby or thereby or (iii) the compliance by Seller and the Subsidiary Transferors, as applicable, with any of the provisions hereof or thereof, as the case may be, will:

(a) conflict with, violate or result in the breach of any provision of the certificate of incorporation or by-laws or other organizational documents of Seller or any of its Subsidiaries;

(b) require Seller or any of its Subsidiaries to make any filing with, or obtain any permit, authorization, clearance, consent or approval (each, a “Consent”) from any Governmental Authority;

(c) violate, or result in the breach (with or without notice or lapse of time or both) by Seller or any of its Subsidiaries of any applicable Law applicable to Seller or any of its Subsidiaries or by which any properties or assets owned or used by Seller or any of its Subsidiaries is bound;

(d) violate, result in the breach or termination of, or constitute (with or without notice or lapse of time or both) a default under, require Seller or any of its Subsidiaries to obtain any consent, approval or action of, make any filing with or give any notice to, any Person under, give rise to any right of termination or acceleration or right to increase the obligations or otherwise adversely modify the terms under, any Material Contract to which Seller or any of its Subsidiaries is a party or by which any of the assets or properties of Seller or any of its Subsidiaries is bound; or

(e) result in the creation or imposition of any Lien (other than any Permitted Lien or any Lien created by or through Purchaser) upon any of the Transferred Assets, any of the assets of the Transferred Entities or any of the Target Companies’ Equity Interests;

except, in the case of each of clauses (b), (c), (d) and (e), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or prevent or materially impair or delay Seller or any such Subsidiary Transferor from performing its obligations under this Agreement and the Ancillary Agreements or from consummating the transactions contemplated hereby or thereby.

SECTION 3.04. Equity Interests in the Transferred Entities; Equity Interests in Other Persons; Title.

(a) Exhibit A sets forth as of the date of this Agreement (i) the name and jurisdiction of organization of each Transferred Entity, and (ii) for each Transferred Entity, the number of outstanding equity interests in such Transferred Entity in the amounts owned by the record and beneficial owners thereof. Except for the Transferred Equity Interests, there are no legal or beneficial equity interests in a Transferred Entity issued, reserved for issuance or outstanding, and there are no preemptive or similar rights on the part of any holder of any class of securities of any Transferred Entity. One or more of the Transferred Entities is the legal, record and beneficial owner of, and has good marketable title to, all the Target Company Subsidiaries’ Equity Interests, free and clear of all Liens, other than transfer restrictions under applicable securities Laws and the relevant organizational documents of the applicable Target Company Subsidiary. The Transferred Equity Interests have been duly authorized and validly issued and are fully paid and nonassessable. There are not any bonds, debentures, notes or other indebtedness of any Transferred Entity having the right to vote (or that are convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which holders of the Transferred Equity Interests may vote (“Transferred Entity Voting Debt”). There are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units or Contracts, arrangements or undertakings to which any Transferred Entity is a party or by which any of them is bound (i) obligating any Transferred Entity to issue, deliver or sell, or cause to be issued, delivered or sold, additional units of its equity interests or any security convertible into, or exercisable or exchangeable for, any equity interest in any Transferred Entity or any Transferred Entity Voting Debt, (ii) obligating any Transferred Entity to issue, grant, extend or enter into any such option, warrant, security, right, unit or Contract, arrangement or undertaking or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of the Transferred Equity Interests.

(b) Except for equity interests in another Transferred Entity, no Transferred Entity owns, directly or indirectly, any legal or beneficial equity interests in any other Person.

(c) Seller and/or one or more of its wholly owned Subsidiaries is the legal, record and beneficial owner of, and has good marketable title to, the Target Companies’ Equity Interests, free and clear of all Liens, other than transfer restrictions under applicable securities Laws and the relevant organizational documents of the applicable Target Company Subsidiary. Assuming Purchaser or its applicable designee, as the case may be, has the requisite power and authority to be the lawful owner of the Target Companies’ Equity Interests, upon (i) delivery to Purchaser or its designees at the Closing of the agreements, documents and certificates specified in Section 2.05(a)(i) (and where applicable, payment of applicable stamp duties by Purchaser), and (ii) Seller’s receipt of the Estimated Purchase Price, legal, record and beneficial ownership of the Target Companies’ Equity Interests will pass to Purchaser or its designees, free and clear of any Liens, other than transfer restrictions under applicable securities Laws and the relevant organizational documents of the applicable Target Company Subsidiary.

Article IV

REPRESENTATIONS AND WARRANTIES RELATING TO THE TRANSFERRED ENTITIES AND THE TRANSFERRED ASSETS

Except as set forth in the Seller Disclosure Letter delivered by Seller to Purchaser concurrently with the execution and delivery hereof, Seller hereby represents and warrants to Purchaser that all of the statements contained in this Article IV are true and correct as of the date of this Agreement (or, if made as of a specified date, as of such date). Notwithstanding anything herein to the contrary, Seller makes no representations and warranties in this Article IV relating to Excluded Assets or Retained Liabilities. For purposes of the representations and warranties of Seller contained herein, disclosure in one section of the Seller Disclosure Letter of any facts or circumstances shall be deemed to be adequate response and disclosure of such facts or circumstances with respect to any other representations or warranties by Seller calling for disclosure of such information, whether or not such disclosure is specifically associated with or purports to respond to one or more of such other representations or warranties, if it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such other representations or warranties. The inclusion of any information in any section of such disclosures or other document delivered by Seller pursuant to this Agreement or in the VDR shall not be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever.

SECTION 4.01. Organization and Good Standing.

(a) Each of the Transferred Entities is duly organized, validly existing and, except in any jurisdiction that does not recognize such a concept, in good standing under the Laws of its jurisdiction of incorporation or organization, as applicable, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole. Each of the Transferred Entities has all requisite power and authority to enable it to own, lease or otherwise hold and operate its assets and properties and to carry on its business as it is now being conducted, except, in each case, as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole. Each of the Transferred Entities is duly licensed or qualified to do business in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole.

(b) Seller has made available to Purchaser complete and correct copies of the organizational documents of each Transferred Entity, each as amended, supplemented or otherwise modified through (and including) the date of this Agreement. No Transferred Entity is in material violation of its organizational documents.

SECTION 4.02. Financial Statements.

(a) Section 4.02(a) of the Seller Disclosure Letter sets forth complete and correct copies of (i) the unaudited, combined balance sheets of the Business as of December 28, 2019 and January 2, 2021 together with the unaudited, combined statements of operating income of the Business for the fiscal years ended December 28, 2019 and January 2, 2021 (together, the “Annual Financial Statements”), and (ii) the unaudited, combined balance sheet of the Business as of October 2, 2021 together with the unaudited, combined statement of operating income of the Business for the nine months ended October 2, 2021 (the “Interim Financial Statements” and together with the Annual Financial Statements, the “Financial Statements”). The Financial Statements have been prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods indicated and, on that basis, fairly present, in all material respects, the financial position and operating income of the Business as of the dates and for the periods indicated, subject, in each case, to the absence of disclosures normally made in notes, the absence of certain allocations for Overhead and Shared Services from other business units of Seller and its Subsidiaries, the absence of intercompany eliminations recorded within Seller’s consolidated financial statements and, in the case of the Interim Financial Statements, to normal year-end adjustments; provided, that the Financial Statements and the representations and warranties in this Section 4.02(a) are qualified by the fact that (i) the Business has not been operated on a stand-alone basis and has historically been reported within Seller’s consolidated financial statements, and (ii) the Financial Statements are not necessarily indicative of the future financial position, results of operations or cash flows of the Business.

(b) Other than (i) as set forth in the Interim Financial Statements or reflected in the determination of Modified Working Capital or Closing Net Indebtedness, (ii) Liabilities incurred since October 2, 2021 in the ordinary course of business (none of which is a Liability for breach of Contract, breach of warranty, tort, infringement, violation of Law, misappropriation, or that relates to any Action), (iii) Liabilities arising under executory Contracts (excluding Liabilities for breach of Contract), (iv) Liabilities set forth on Section 4.02(b) of the Seller Disclosure Letter, (v) Liabilities incurred in connection with the transactions contemplated hereby or the announcement, negotiation, execution or performance of this Agreement, the Ancillary Agreements or the Closing, (vi) Retained Liabilities or (vii) Liabilities that would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole, there are no Liabilities of the Transferred Entities or the Business that are required to be reflected on a balance sheet prepared in accordance with U.S. GAAP.

SECTION 4.03. Absence of Certain Changes or Events. Except as contemplated by this Agreement (including any actions reasonably taken as a result of, or in reaction to COVID-19 or COVID-19 Measures), since October 2, 2021, (a) Seller and its Subsidiaries have conducted the Business in the ordinary course, consistent with past practice, in all material respects, and (b) there has not occurred any change in the financial condition or results of operation of the Transferred Entities or the Business, taken as a whole, that has had or would reasonably be expected to have, a Material Adverse Effect. Except as has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole, neither Seller nor any of its Subsidiaries has taken (or committed or agreed to take) any action that, if taken between the date hereof and the Closing, would constitute a breach of Section 6.01 (other than clauses (b)(i), (b)(x) , (b)(xi), (b)(xii), (b)(xiv), (b)(xvi) or, to the extent related to the foregoing clauses of Section 6.01, clause (b)(xvii)).

SECTION 4.04. Absence of Litigation. There are no Actions pending or, to the Knowledge of Seller, threatened, against the Business or any Transferred Entity, other than Actions that, individually or in the aggregate, would not reasonably be expected to be material to the Business, taken as a whole. As of the date hereof, there are no Actions pending or, to the Knowledge of Seller, threatened against Seller or any of its Subsidiaries seeking to prevent, hinder, modify or delay the transactions contemplated hereby. There are no Governmental Orders specific to and restricting the Business or any Transferred Entity, other than Governmental Orders that, individually or in the aggregate, would not reasonably be expected to be material to the Business, taken as a whole.

SECTION 4.05. Compliance with Laws.

(a) The Business is, and the Transferred Entities are, and since the Lookback Date have been, in compliance with all applicable Laws and Governmental Orders, in each case, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole. Since the Lookback Date, neither Seller nor any of its Subsidiaries, nor, to the Knowledge of Seller, any of their respective representatives has received any material written notice or other material written (or, to Seller’s Knowledge, oral) communication from (or sent or coordinated any material written notice or other material written (or, to Seller’s Knowledge, oral) communication to) a Governmental Authority that alleges that the Business or any Transferred Entity is not in compliance with any Law applicable to the Business or the operations, properties or assets of the Business or such Transferred Entity, in each case, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole.

(b) Since the Lookback Date, the Transferred Entities have been in material compliance with all applicable anti-bribery, corruption and export controls Laws and Antitrust Laws.

(c) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole, (i) the Transferred Entities have and have implemented policies and procedures designed to promote compliance with all applicable anti-bribery, anti-corruption and export controls Laws and Antitrust Laws, (ii) none of the Transferred Entities nor Seller has received any written (or, to Seller’s Knowledge, oral) notice from (or provided any written (or, to Seller’s Knowledge, oral) notice to) any Governmental Authority of noncompliance with any such applicable anti-bribery, anti-corruption or export controls Laws or Antitrust Laws with respect to the Business or any Transferred Entity, and (iii) to the Knowledge of Seller, since the Lookback Date, in connection with the Business, (A) no Business Employee is or has been the subject of any Action by any Governmental Authority regarding any offense or alleged offense under any anti-bribery or anti-corruption Laws or Antitrust Laws and (B) no such Action has been threatened or is pending.

(d) Without limiting the foregoing, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole, since the Lookback Date, in connection with the Business, none of the Transferred Entities nor, to the Knowledge of Seller, any Business Employee has offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to a Government Official under circumstances where Seller, its Affiliates or Business Employee knew or had reason to believe that all or a portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to any Government Official, in each case, for the unlawful corrupt purpose of: (i) influencing any act or decision of such Government Official in his or her official capacity; (ii) inducing such Government Official to perform or omit to perform any activity related to his or her legal duties; (iii) securing any improper advantage; or (iv) inducing such Government Official to influence or affect any act or decision of any Governmental Authority, in each case, in order to assist Seller, its Affiliates or any Business Employee in obtaining or retaining business for or with, or in directing business to, any Transferred Entity or the Business.

(e) The Transferred Entities are and have been in material compliance with the requirements of NISPOM. Each of the Transferred Entity Employees who hold or have held security clearances are and have been in compliance in all material respects, or with respect to Former Business Employees (in each case, who were employed by a Transferred Entity), complied in all material respects until the time that such Persons were no longer employees, with all applicable obligations in respect of such security clearances, including those under the NISPOM. To Seller’s Knowledge, no Governmental Authority has threatened termination of any facility or personnel security clearance of any Transferred Entity, and no Transferred Entity has been subject to any security audit or inspection by the DCSA for which it has received less than a satisfactory rating. To Seller’s Knowledge, there is no existing fact, condition or circumstance that would reasonably be expected to cause any Transferred Entity to lose any facility security clearance.

SECTION 4.06. Governmental Licenses and Permits. Each Transferred Entity holds all Permits that are necessary for the operation of the Business by such Transferred Entity as currently operated, except where the failure to hold such Permits would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole, or prevent or materially impair or delay Seller from performing its obligations under this Agreement and the Ancillary Agreements or from consummating the transactions contemplated hereby or thereby. All such Permits held by Seller and its Subsidiaries are in full force and effect, except where the failure to be in so full force and effect would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole. No violation of, or default under, any such Permits has occurred which would give any Governmental Authority any right of revocation, non-renewal, adverse modification or cancellation of, except in each case as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole.

SECTION 4.07. Assets Other Than Real Property Interests.

(a) The Transferred Assets and the assets, properties and rights of the Transferred Entities, together with the rights of Purchaser under this Agreement and the Ancillary Agreements, include all assets, properties and rights (including Intellectual Property) necessary to operate the Business immediately following the Closing in substantially the same manner in all material respects as currently conducted by Seller and its Subsidiaries, except for (i) any Overhead and Shared Services, (ii) the Seller Policies or (iii) such assets, properties and rights that, individually or in the aggregate, would not reasonably be expected to be material to the Business, taken as a whole; provided, however, that the foregoing shall not be deemed or otherwise interpreted to be a representation with respect to the non-infringement of Intellectual Property rights, which shall be solely addressed by Section 4.13(d); provided, further, that nothing in this Section 4.07 shall be deemed to constitute a representation or warranty as to the adequacy of amounts of cash or working capital (or the availability of the same); provided, further, that the result of any action that Seller, any Subsidiary Transferor or any Transferred Entity is required or permitted to take pursuant to this Agreement (including under Section 6.04), or Ancillary Agreements, or for which Purchaser has provided its consent, or the failure to obtain any Third Party Consents, shall not constitute a breach of this Section 4.07.

(b) The Transferred Entities hold good and valid title, in all material respects, to all of their assets, properties and rights (including Intellectual Property) free and clear of any and all Liens, except for Permitted Liens.

SECTION 4.08. Real Property.

(a) Section 4.08(a) of the Seller Disclosure Letter contains a list, as of the date hereof, of all material real property leases, subleases and ground leases primarily used or held for use in the conduct of the Business (including all modifications, extensions or amendments thereto) under which Seller or one of its Subsidiaries is tenant or subtenant (as so modified, extended or amended, the “Real Property Leases”; and the real property leased thereunder, the “Leased Real Property”). Subject to the circumstances described in the proviso to the following sentence, each of the Real Property Leases is in full force and effect and is enforceable in accordance with its terms against Seller or its Subsidiaries and, to the Knowledge of Seller, each other party thereto, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole. Neither Seller or any of its Subsidiaries nor, to the Knowledge of Seller, any other party to any Real Property Lease is in breach or default under any Real Property Lease, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole provided, however, that for purposes of this sentence, it shall not be a default with respect to any such Real Property Lease if such Real Property Lease is not in effect on the Closing Date because (x) its term has ended pursuant to the terms thereof or (y) the other party under such Real Property Lease has terminated such Real Property Lease for any reason other than a default by Seller or any of its Subsidiaries thereunder.

(b) Section 4.08(b) of the Seller Disclosure Letter contains a list, as of the date hereof, of all material real property that is both (i) owned by Seller and its Subsidiaries and (ii) primarily used or held for use in the conduct of the Business (Seller or the applicable Subsidiary’s fee simple interest therein together with all buildings, improvements and structures thereon, the “Owned Real Property” and together with the Leased Real Property, the “Real Property”). Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole, Seller or one of its Subsidiaries owns the Owned Real Property in fee simple free and clear of all Liens other than Permitted Liens.

(c) Except for easements, rights-of-way and other similar matters of record that would not reasonably be expected to impair the value, continued use or the occupancy of the Real Property, no Person other than the Transferred Entities has any right to use, lease, sublease, license, possess and/or occupy any portion of the Real Property and there are no Contracts other than the Real Property Leases between Seller or any of its Subsidiaries and any other Person providing such Person the right to use, occupy or possess all or any portion of the Real Property, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole, (i) neither Seller nor any of its Subsidiaries has received notice of any pending or contemplated condemnation, expropriation or other proceeding in eminent domain affecting the Real Property or any portion thereof or interest therein, and to the Knowledge of Seller, no such proceeding has been threatened against the Real Property, (ii) the Real Property complies with all applicable Laws, including zoning requirements, and neither Seller nor any of its Subsidiaries has received any written (or, to the Knowledge of Seller, oral) notice that the current use and occupancy of the Real Property violates any Law, (iii) each of the Real Properties is in good working order for the operation and use thereof in the ordinary course of the Business in all material respects.

SECTION 4.09. Employment Matters.

(a) The VDR contains, to the extent permitted under applicable local Law: (i) full and accurate copies of the services or employment Contracts of the top ten (10) most highly compensated Business Employees by annual base salary as of the date hereof; (ii) copies of representative examples of the standard terms and conditions of employment generally applicable to all other Business Employees who reside in a Material Jurisdiction; (iii) copies of representative examples of the standard terms and conditions of engagement generally applicable to natural persons engaged as an independent contractor in a Material Jurisdiction; and (iv) details of all collective agreements Seller or any Affiliates has entered into with any union, trade union, works council or similar body representing Business Employees as of the date hereof who reside in a Material Jurisdiction.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole, Seller and its Affiliates, with respect to the Business Employees, (i) have, and since the Lookback Date have been, in compliance in all respects with all applicable Laws relating to employment of labor, including all Laws relating to wages, hours, terms and conditions of employment, discrimination, sexual harassment, civil rights, affirmative action, immigration, safety and health, workers’ compensation, worker classification, unemployment insurance, provision of employee benefits, disability rights or benefits, plant closures and layoffs, provident funds, pensions, assignment of employees, data privacy, and the collection and payment of withholding Taxes, social security Taxes or entitlements, and similar Taxes; and (ii) since the Lookback Date, have discharged or adequately provided for its obligations to pay all salaries, wages, commissions, gratuity payments, provident fund or pension payments, superannuation payments, long service leave payments, bonuses, overtime pay, holiday pay, sick pay, leave encashment(s) and other benefits of or connected with employment, if applicable.

(c) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole, to the Knowledge of Seller, no Business Employee is a party to or bound by any Contract that (i) could adversely affect the performance of his or her duties as an employee other than for the benefit of Seller and its Affiliates, as applicable, or (ii) requires him or her to transfer, assign or disclose confidential information or Intellectual Property of Seller and its Affiliates prepared after commencement of employment with Seller and its Affiliates, or any of them, to anyone other than Seller and its Affiliates.

(d) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole, there are not, and since the Lookback Date have not been, any Actions, investigations, or formal complaints regarding hiring, discharge, constructive discharge or dismissal, terms and conditions of employment, discrimination or harassment in employment, retaliation, civil or human rights, compensation matters, pay equity, worker classification (including employee-independent contractor classification), wages and hours, provision of employee benefits, provident fund or pension payments, disability rights or benefits, equal opportunity, plant closures or layoffs, affirmative action, workers’ compensation, employee leave issues, labor relations, unemployment insurance, occupational safety and health, employment practices, work visas or employment authorization or other employment disputes of any nature pending or, to the Knowledge of Seller, threatened against seller and its Affiliates with respect to the Business Employees.

(e) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole, since the Lookback Date, (i) none of Seller or any of its Affiliates has experienced a union strike, slowdown, picketing, work stoppage, organized work slowdown, grievance process, claim of unfair labor practice or other collective bargaining dispute with respect to the Business Employees, (ii) there has not been any lockout of Business Employees, and, to the Knowledge of Seller, no such action is contemplated, (iii) to the Knowledge of Seller, no event has occurred or circumstance exists that would reasonably be expected to provide a legal basis for any work stoppage, strike or other labor dispute by or with the Business Employees, and (iv) no Employee Representative is presently engaging in or, to the Knowledge of Seller, threatening an organizational effort with respect to the Business Employees.

(f) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, to the Knowledge of Seller, each Business Employee is legally permitted to be employed by Seller and its Affiliates in the jurisdiction in which such Business Employee is employed, in his or her current job capacity.

SECTION 4.10. Employee Benefits.

(a) Section 4.10(a) of the Seller Disclosure Letter sets forth a list, as of the date hereof, of each material written Benefit Plan for the benefit of Business Employees who reside in a Material Jurisdiction, other than employment Contracts. With respect to each Transferred Benefit Plan for the benefit of Business Employees who reside in a Material Jurisdiction, other than employment Contracts, Seller has delivered or made available to Purchaser a true and complete copy of the Transferred Benefit Plan (or summary thereof) and other material governing documentation, to the extent applicable, all related trust agreements, insurance contracts or other funding Contracts, all non-routine, material communications with any Governmental Authority regarding such Benefit Plan within the prior three years and, to the extent applicable and as of the date hereof, the most recent financial, actuarial, audit or similar reports.

(b) Other than any statutory social security plans operated under Law or as required by applicable Law (including continuation coverage required under Section 4980B(f) of the Code), no Transferred Entity provides or contributes to or is liable to provide or contribute to the provision of benefits payable to or in respect of any Business Employee or Former Business Employee on retirement. No Transferred Entity, either directly or through an ERISA Affiliate, has any Liability under or with respect to, any (i) employee benefit plan that is a defined benefit pension plan, including any plan that is or was subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code, (ii) multiemployer or multiple employer plan covering unrelated employers, including any plan defined in Section 3(37), 210(a), 4001(a)(3), 4063 or 4064 of ERISA or Section 413(c) or 414(f) of the Code, or (iii) any multiple employer welfare arrangement or similar welfare benefit plan covering unrelated employers, including any plan defined in Section 3(40) of ERISA.

(c) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole, the Pension Schemes have received formal approval or qualification from, and/or are duly registered with, the appropriate Tax, social security, supervisory and other applicable regulatory authorities in the relevant state or jurisdiction in order to obtain any requisite Tax exemption (or partial Tax exemption) with respect to contributions, benefits and/or investments. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole,each Benefit Plan that is intended to be qualified under Section 401(a) of the Code (i) is the subject of a favorable determination letter from the U.S. Internal Revenue Service with respect to such Benefit Plan’s qualified status under the Code, or (ii) utilizes a prototype or volume submitter plan document that is the subject of a current, favorable opinion or advisory letter issued by the U.S. Internal Revenue Service to the sponsor of such prototype or volume submitter plan and on which the applicable Transferred Entity and Benefit Plan are entitled, under applicable U.S. Internal Revenue Service guidance, to rely.

(d) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole, each Transferred Benefit Plan has been maintained in accordance with its terms and the requirements of all applicable Laws, all obligations required to be performed under any Transferred Benefit Plan by Seller and its Affiliates (including the Transferred Entities) have been performed and neither Seller nor its Affiliates is in default under or in violation of any Transferred Benefit Plan, and no Action (other than claims for benefits in the ordinary course) is pending or, to the Knowledge of Seller, threatened with respect to any Transferred Benefit Plan. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, neither Seller nor its Affiliates (including the Transferred Entities) has (i) taken any action that could reasonably be expected to result in the imposition of any Liability with respect to any Transferred Benefit Plan, (ii) taken any corrective action or made a filing under any amnesty or voluntary correction program of any Governmental Authority with respect to any Transferred Benefit Plan, and (iii) there are no plan defects or other circumstances with respect to any Transferred Benefit Plan that would qualify for correction under any such program.

(e) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole, all required reports and disclosures due to be filed or distributed on or before the date of this Agreement have been so timely filed and distributed in compliance with applicable requirements with respect to each Transferred Benefit Plan, and all contributions (including all employer contributions and employee salary reduction contributions), premiums or other similar payments have been timely paid with respect to each Transferred Benefit Plan.

(f) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby could, either alone or in combination with another event, (i) entitle any Business Employee or Former Business Employee to any material bonus or material severance or termination pay or any material increase in any bonus or severance or termination pay from a Transferred Entity or (ii) accelerate the time of payment or vesting of, or materially increase the amount of, any compensation or benefits due to any Business Employee or Former Business Employee pursuant to any Transferred Benefit Plan, except, in the case of the foregoing clauses (i), (ii) and (iii), for any payments or benefits for which Seller or any of its Affiliates (other than the Transferred Entities) shall be solely liable.

SECTION 4.11. Contracts.

(a) Section 4.11(a) of the Seller Disclosure Letter lists (or, as applicable, contains a cross-reference to another Section of the Seller Disclosure Letter that lists) every Contract (other than purchase orders and invoices in the ordinary course of business and other than Contracts relating to the Excluded Assets) of the following types to which Seller or any of its Subsidiaries (in each case, in respect of the Business) or any Transferred Entity is, as of the date hereof, a party or bound or pursuant to which any Transferred Entity has rights or obligations (each, a “Material Contract”):

(i) any Contract that is required by its terms or is currently expected to result in the payment or receipt by the Business of (A) more than $5,000,000 in the current fiscal year or in any one-year period over its remaining term, or (B) $5,000,000 in the aggregate over the remaining term, in each case, which is not terminable by a Transferred Entity, as applicable, without penalty by written notice of less than ninety (90) days;

(ii) any Contract that restricts the Business in any material respect from competing in any line of business in any geographic region in the world;

(iii) any Contract pursuant to which the Business has granted exclusive rights to a customer or a supplier that is material to the Business, taken as a whole;

(iv) any joint venture, limited liability company or material partnership Contract involving a sharing of profits, revenue or expenses of any Person;

(v) any Contract (including any note, debenture or loan agreement) relating to Indebtedness of the Business involving a principal amount in excess of $5,000,000 (excluding, for the avoidance of doubt, leases that are classified as finance or capital leases);

(vi) any Contract containing any requirement to grant “most favored nation” pricing and terms in favor of a third party that is material to the Business, taken as a whole;

(vii) any Contract that requires the Business to purchase its total requirements of any product or service from a third party or that contains “take or pay” provisions, in each case, that is material to the Business, taken as a whole;

(viii) any Contract involving the sale, transfer or acquisition of any operating business, material assets or equity securities (each, an “Acquisition Contract”) entered into in the three (3) years preceding the date hereof under which the Business has any continuing material Liability;

(ix) any Contract pursuant to which any Transferred Entity receives or grants a license to Intellectual Property that is material to the Business from or to any other Person (other than (x) commercially available software or software-as-a-service agreements or (y) licenses or grants of rights ancillary to commercial agreements entered into in the ordinary course of business (including with respect to manufacturing, customer, supply, distribution, retail and marketing agreements));

(x) any Contract which involves commitments to make capital expenditures by any Transferred Entity (or by Seller or any of its other Subsidiaries in relation to the Business) in excess of $1,000,000 in any consecutive twelve (12) month period after the date hereof and which is not terminable by the Transferred Entity or Seller or its applicable Subsidiary without penalty upon written notice of ninety (90) days or less;

(xi) any Contract with an Employee Representative in a Material Jurisdiction;

(xii) any Government Contract involving the payment or receipt by the Business of more than $1,000,000 in the current fiscal year or in any one-year period over its remaining term;

(xiii) any Contract that is material to the Business, taken as a whole, that requires security clearances from any Person; and

(xiv) any Contract, arrangement or understanding to enter into any of the foregoing.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole, each Material Contract is a legal, valid and binding obligation of Seller or a Subsidiary thereof, enforceable against Seller or such Subsidiary in accordance with its terms and, to Seller’s Knowledge, each other party thereto, subject in all cases to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at Law. Seller has made available to Purchaser a complete and correct copy of each Material Contract, in each case as amended, supplemented or otherwise modified through (and including) the date of this Agreement, except that a redacted version of such agreement has been provided in the event that such agreement contains competitively sensitive information or Seller or its Subsidiaries is prohibited by such agreement from making available to Purchaser an unredacted version as the result of applicable Laws relating to the safeguarding of data privacy.

(c) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole, as of the date hereof, to Seller’s Knowledge, no party to any Material Contract has exercised any termination rights or otherwise provided notice of cancellation or termination with respect thereto.

(d) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole, none of Seller or its Subsidiaries is in breach or default under any Material Contract and, to Seller’s Knowledge, no other party to any such agreement is in breach or default thereunder and no event has occurred which with notice or the passage of time or both would constitute such a breach or default by Seller or its applicable Subsidiary or, to Seller’s Knowledge, any other party.

SECTION 4.12. Brokers or Finders. No agent, broker, investment banker or other Person engaged by or on behalf of Seller is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Agreement and the Ancillary Agreements for which Purchaser or any Transferred Entity would be liable.

SECTION 4.13. Intellectual Property.

(a) Section 4.13(a) of the Seller Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of all Transferred Intellectual Property that is issued, registered or the subject of a pending application (“Listed Intellectual Property”). All material maintenance or renewal fees necessary to maintain the Listed Intellectual Property have been filed or paid as of the date hereof. To Seller’s Knowledge, Seller or its Subsidiaries own or otherwise possess legally enforceable and sufficient licenses or rights to all material Intellectual Property necessary to conduct the Business as currently conducted.

(b) To Seller’s Knowledge, the Listed Intellectual Property is valid and enforceable.

(c) To Seller’s Knowledge, the operation of the Business does not materially infringe, misappropriate or otherwise violate the Intellectual Property of any Person.

(d) There are no material claims pending or, to Seller’s Knowledge, threatened in writing that (i) the operation of the Business infringes, misappropriates or is otherwise in violation of any Intellectual Property of any Person or (ii) challenge the validity, enforceability or ownership of any Transferred Intellectual Property.

(e) To Seller’s Knowledge, no rights in any Transferred Intellectual Property are being materially infringed, misappropriated or otherwise violated by any Person.

(f) Seller and its Subsidiaries have not made or threatened in writing any material claims that any Person has infringed, misappropriated or otherwise violated any Transferred Intellectual Property.

(g) The Transferred Entities have taken commercially reasonable actions to maintain and protect the confidentiality of all trade secrets within the Transferred Intellectual Property.

SECTION 4.14. Taxes.

(a) All material Tax Returns required to be filed by the Target Companies and the Target Company Subsidiaries for the last four (4) years have been (or will have been by the Closing Date) filed within any applicable deadlines (taking into account all extensions of due dates), (ii) such Tax Returns were or shall be accurate and complete in all material respects as of the time of filing and (iii) all Taxes due and owing by any Transferred Entity (whether or not shown on such Tax Returns), including, for the avoidance of doubt, withholding Taxes, have been paid, withheld or provisioned when due.

(b) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes due from the Transferred Entities and no request for any such waiver or extension is currently pending, other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course.

(c) (i) No Tax Proceeding is pending or being conducted with respect to any Transferred Entity, (ii) no Tax Proceeding has been threatened in writing, and (iii) no unresolved deficiencies for any material Tax is outstanding with respect to any Transferred Entity.

(d) The Transferred Entities have no Liability for any material Tax or material portion of a Tax of any Person other than the Transferred Entities, as transferee or successor or by Contract (other than pursuant to customary commercial contracts not primarily related to Taxes) or by operation of Law or otherwise, including, for the avoidance of doubt, as transferee or successor by reason of being (or ceasing to be) a member of any combined, consolidated or unitary group filing a consolidated federal income Tax Return (other than a combined, consolidated or unitary group the common parent of which was Seller or an Affiliate of Seller).

(e) No Transferred Entity is bound by any Tax sharing agreement, indemnity obligation or similar Contract, practice or legal requirement and no Transferred Entity has any Liability for Taxes under any such agreement. No Transferred Entity has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 907(c)(1)(A)(ii) of the Code. None of the equity interests of 3x Logic Holdings, Inc., Microtec Enterprises Inc., Sonitrol Distribution Canada Corporation or XMark Corporation are “taxable Canadian property” within the meaning of the Tax Laws of Canada.

(f) Each Transferred Entity is, and at all times has been, a resident for Tax purposes only in its jurisdiction of incorporation. No Transferred Entity is, or has been, subject to Tax in any jurisdiction other than in its jurisdiction of incorporation by virtue of having a branch, permanent representative, permanent establishment, or other Tax presence in such jurisdiction.

(g) The Transferred Entities have made all required deductions and withholdings for or on account of any Tax in connection with any payments made by them and all amounts so deducted or withheld have been paid in full to the relevant Governmental Authority.

(h) No relief (whether by way of deduction, rebate, exemption, reduction, set-off, exemption, postponement, roll-over, hold-over, repayment or allowance or otherwise) from, against or in respect of any Tax has been claimed by any of the Transferred Entities which might reasonably be expected to be effectively withdrawn, postponed, restricted, clawed back or otherwise lost as a result of the transaction contemplated under this Agreement.

(i) No Transferred Equity Interest of any U.S. Target Company or U.S. Target Company Subsidiary is a “loss share” with the meaning of Treasury Regulations Section 1.1502-36(f)(7).

(j) No Transferred Entity will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing as a result of any: (i) change in method of accounting for a Tax period ending on or prior to the Closing, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or non-U.S. Law); (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provision of state or local Law); (iv) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law), (v) installment sale or open transaction disposition made on or prior to the Closing Date, (vi) prepaid amount or deferred revenue received on or prior to the Closing Date, or (vii) election under Section 965 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law).

(k) The Transferred Entities have repaid, or will repay prior to Closing, the amount of any payroll Taxes the payment of which has been deferred or delayed as permitted under the CARES Act or any similar applicable federal, state or local Law. None of the Transferred Entities has (i) availed itself of relief pursuant to Section 2301 of the CARES Act or any similar applicable federal, state or local Law, (ii) received a Paycheck Protection Program loan under the CARES Act, (iii) any expenses that are nondeductible under IRS Notice 2020-32 (or any successor thereto) or comparable provisions of federal, state or local Law or (iv) availed itself of Tax relief provisions pursuant to non-U.S. Law related to COVID-19.

SECTION 4.15. Insurance. Section 4.15(a) of the Seller Disclosure Letter contains a list, as of the date hereof, of all material insurance policies owned by the Transferred Entities (the “Transferred Policies”). Section 4.15(b) of the Seller Disclosure Letter contains a list, as of the date hereof, of all material insurance policies owned by Seller and its Subsidiaries (other than the Transferred Entities) relating to the Business or any Transferred Entity (the “Seller Policies” and, together with the Transferred Policies, the “Insurance Policies”) and describes whether such policies provide claims-made or occurrence-based coverage. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole, with respect to each Insurance Policy, (a) such Insurance Policy is in full force and effect, (b) all premiums due and payable thereunder as of the date hereof have been timely paid, (c) none of Seller, its Subsidiaries or the Transferred Entities, as applicable, has reached or exceeded its policy limits for such Insurance Policy, (d) each of Seller, its Subsidiaries and the Transferred Entities, as applicable, is in compliance with the terms and conditions of such Insurance Policy and none of Seller, its Subsidiaries or the Transferred Entities, as applicable, is in breach or default, and none of Seller, its Subsidiaries or the Transferred Entities, as applicable, has taken any action or failed to take any action (with or without notice or lapse of time or both) would constitute such a breach or default, or permit termination or modification of, such Insurance Policy, and (e) no written (or, to Seller’s Knowledge, oral) notice of cancellation, termination or premium increase has been received with respect to any such Insurance Policy (other than in connection with normal renewals or replacements of such Insurance Policy).

SECTION 4.16. Customer Relationships. Section 4.16 of the Seller Disclosure Letter sets forth as of the date of this Agreement a list of the twenty (20) largest customers of the Business, measured by the aggregate order volume for each such customer in connection with products and services provided by the Business during the period from January 1, 2020 to December 31, 2020 (the “Material Customers”). As of the date hereof, no Material Customer has (a) threatened in writing to cancel, terminate or adversely modify in any material respect or, to the Knowledge of Seller, has otherwise threatened to cancel, terminate or adversely modify in any material respect the relationship of such Material Customer with the Business or (b) to the Knowledge of Seller, threatened in writing to decrease materially its purchases from the Business.

SECTION 4.17. Supplier Relationships. Section 4.17 of the Seller Disclosure Letter sets forth as of the date of this Agreement a list of (i) the 10 largest suppliers of products to the Business during the period from October 1, 2020 to September 30, 2021, measured by the direct external spend (which shall mean the aggregate amount of expenditures, represented by cost of goods sold, of the Business represented by such suppliers), and (ii) the 10 largest suppliers to the Business during the period from October 1, 2020 to September 30, 2021, measured by the indirect external spend (which shall mean the aggregate amount of selling, general and administrative expenses of the Business represented by such suppliers) (the suppliers in clauses (i) and (ii), collectively, the “Material Suppliers”). As of the date hereof, no Material Supplier has (a) threatened in writing to terminate or adversely modify in any material respect or, to the Knowledge of Seller, has otherwise threatened to cancel, terminate or adversely modify in any material respect, the relationship of such Material Supplier with the Business or (b) to the Knowledge of Seller, threatened in writing to decrease materially its services or supplies provided to the Business.

SECTION 4.18. Intercompany Arrangements. Except for Contracts that would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole, Section 4.18 of the Seller Disclosure Letter sets forth a list of all Contracts to provide goods, services or other benefits between or among any Transferred Entity, on the one hand, and Seller or any of its Subsidiaries other than a Transferred Entity, on the other hand, in each case other than Contracts that will be terminated prior to Closing.

SECTION 4.19. Privacy and Security.

(a) The Business complies in all material respects with all Privacy Laws and its Privacy Policies, including with respect to: (i) Personal Information, (ii) spyware and adware, and (iii) the sending of solicited or unsolicited electronic mail messages.

(b) (i) To the extent required by any Privacy Laws, the Business posts all policies required by Privacy Laws with respect to the matters set forth in Section 4.19(a) on its website, and such policies accurately reflect in all material respects the Business data processing operation and comply in all material respects with Privacy Laws, and (ii) the Business’s collection, use, retention and dissemination of Personal Information (or sensitive non-personally identifiable information) complies in all material respects with, and has not, since the Lookback Date, violated in any material respect (A) any Privacy Laws or (B) any Privacy Policies. The Business has not received any written (or to Seller’s Knowledge, oral) notice from any Governmental Authority that it is under investigation for a violation of any Privacy Law, nor has the Business received any written (or, to Seller’s Knowledge, oral) notice, alleging any breach of Privacy Laws, including with regard to security, by or on behalf of the Business with respect to its improper use, disclosure or access to any Personal Information (or sensitive non-personally identifiable information) in its custody, possession or control, in each case, since the Lookback Date.

(c) There has been no material data security breach of the computer systems or networks of the Business, or unauthorized use or disclosure of any Personal Information (or sensitive non-personally identifiable information), owned, used, stored, received or controlled by or on behalf of the Business, in each case, since the Lookback Date, which either (i) required or resulted in written notification by the Business to any Government Authority or affected individuals pursuant to Privacy Laws or (ii) would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) To the extent required by Privacy Laws and the Material Contracts, the Business has since the Lookback Date required and requires, in all material respects, all third Persons to which it provided or provides access to Personal Information (or sensitive non-personally identifiable) to maintain the privacy and security of such information, including by contractually obliging such third Persons to protect such information from unauthorized access by, or disclosure to, any unauthorized third Persons, in compliance with Privacy Laws.

(e) (i) The Business is not subject to any contractual requirements or Privacy Policies that, following the Closing, would prohibit, in any material respect, Purchaser from receiving and using any Personal Information (or sensitive non-personally identifiable information) in the same manner in which that Personal Information (or sensitive non-personally identifiable information) was used at any time since the Lookback Date, and (ii) the Business is not the owner or host of any database that is subject to a registration or notification requirement with any Governmental Authority under Privacy Laws.

SECTION 4.20. Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, material to the Business, taken as a whole:

(a) each of the Transferred Entities and the facilities and operations on the Real Property has been since the Lookback Date, and is, in compliance with all applicable Environmental Laws and there are no pending or, to the Knowledge of Seller, threatened Actions or written (or, to Seller’s Knowledge, oral) notices of noncompliance or violation regarding any Transferred Entity relating to any Liability under, or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment or any other remediation of, or compliance under, any Environmental Law;

(b) no Transferred Entity has, either expressly or by operation of Law, assumed or undertaken any Liability, including any obligation for corrective or remedial action, of any other Person relating to any Environmental Laws;

(c) there has been no presence or release of any Hazardous Substance, and no Hazardous Substance has been used, disposed of, stored, transported or emitted, at, on, under, or from any Real Property or, to the Knowledge of Seller, any real property formerly owned, leased, or operated by any Transferred Entity, and there are no above-ground storage tanks, underground storage tanks, landfills, current or former waste disposal areas, polychlorinated biphenyls, asbestos-containing materials or asbestos at or on any Real Property or, to the Knowledge of Seller, any real property formerly owned, leased, or operated by any Transferred Entity; and

(d) neither this Agreement or the Ancillary Agreements, nor the transactions contemplated hereby or thereby, will result in any Liability for site investigation or clean-up pursuant to any Environmental Laws.

Seller has made available to Purchaser all material written reports or similar documents regarding any environmental, health or safety assessments, audits, investigations or sampling, monitoring, remediation or similar matters, relating to any Transferred Entity or the Business, which are in the possession or control of Seller or its Subsidiaries.

SECTION 4.21. No Other Representations or Warranties. Seller acknowledges and agrees that except for the representations and warranties contained in Article V, or as expressly set forth in any Ancillary Agreement or in any certificates delivered by Purchaser in connection with the Closing, neither Purchaser nor any other Person or entity on behalf of Purchaser has made or makes, and Seller has not relied upon, any representation or warranty, whether express or implied at law or equity, with respect to Purchaser or its Subsidiaries.

Article V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller:

SECTION 5.01. Organization and Good Standing. Each of Purchaser and the Purchaser Parties is duly organized, validly existing and, except in any jurisdiction that does not recognize such a concept, in good standing under the Laws of its jurisdiction of incorporation or organization, as applicable, and has all requisite corporate or limited liability company power and authority and possesses all governmental franchises, licenses, permits, qualifications, registrations, authorizations, authorizations and approvals necessary to (i) enable it to own, lease or otherwise hold and operate its assets and properties and (ii) conduct its business as currently conducted, except, in each case, as would not be reasonably be expected, individually or in the aggregate, to prevent or materially impair or delay any of Purchaser or the Purchaser Parties from performing its obligations under this Agreement and the Ancillary Agreements or from consummating the transactions contemplated hereby or thereby.

SECTION 5.02. Authority. Each of Purchaser and the Purchaser Parties, as applicable, has full power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party, to fully perform its obligations hereunder and thereunder, as applicable, and to consummate the Acquisition and the other transactions contemplated hereby and thereby. The execution and delivery by each of Purchaser and the Purchaser Parties, as applicable, of this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and the consummation by Purchaser and the Purchaser Parties, as applicable, of the Acquisition and the other transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of Purchaser and the Purchaser Parties, as applicable, and no other action on the part of Purchaser or the Purchaser Parties, as applicable, is necessary to authorize this Agreement and the Ancillary Agreements or the consummation of the Acquisition and the other transactions contemplated hereby and thereby. Purchaser has duly executed and delivered this Agreement and, prior to the Closing, each of Purchaser and the Purchaser Parties, as applicable, will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and, assuming the due execution and delivery by Seller, this Agreement constitutes Purchaser’s, and each Ancillary Agreement to which it is, or is specified to be, a party will, after execution and delivery by Purchaser and such Purchaser Parties, as applicable, constitute Purchaser’s and such Purchaser Party’s, legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at Law.

SECTION 5.03. No Conflict; Consents and Approvals. Subject to the requirements of the HSR Act and other applicable Laws and Governmental Authorities with respect to foreign investment and competition listed in Section 3.03(y) of the Seller Disclosure Letter, none of (i) the execution and delivery by Purchaser or the Purchaser Parties, as applicable, of this Agreement and each Ancillary Agreement to which it is or will be a party, (ii) the consummation by Purchaser and the Purchaser Parties, as applicable, of the transactions contemplated hereby or thereby or (iii) the compliance by Purchaser and the Purchaser Parties, as applicable, with any of the provisions hereof or thereof, as the case may be, will:

(a) conflict with, violate or result in any violation or breach of, any provision of the certificate of incorporation or by-laws or other organizational documents of Purchaser or the Purchaser Parties;

(b) require Purchaser or any of its Affiliates to make any registration or filing with, or obtain any Consent from, any Governmental Authority;

(c) violate, or result in the breach (with or without notice or lapse of time or both) by Purchaser or any of its Affiliates of any applicable Law applicable to Purchaser or any of its Affiliates or by which any properties or assets owned or used by Purchaser or any of its Affiliates is bound;

(d) violate, result in the breach or termination of, or constitute (with or without notice or lapse of time or both) a default under, require Purchaser or any of its Affiliates to obtain any consent, approval or action of, make any filing with or give any notice to, any Person under, give rise to any right of termination or acceleration or right to increase the obligations or otherwise adversely modify the terms under any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument to which Purchaser or any of its Affiliates is a party or by which any of their respective assets or properties is bound; or

(e) result in the creation or imposition of any Lien (other than any Permitted Lien) upon any assets of Purchaser or its designated Affiliates.

except, in the case of each of clauses (b), (c), (d) and (e), as would not reasonably be expected, individually or in the aggregate, to prevent or materially impair or delay any of Purchaser or the Purchaser Parties, as applicable, from performing its obligations under this Agreement and the Ancillary Agreements or form consummating the transactions contemplated hereby or thereby.

SECTION 5.04. Absence of Litigation. There are no Actions pending or, to the knowledge of Purchaser, threatened, against Purchaser or any of its Affiliates seeking to prevent, hinder, modify or delay the transactions contemplated hereby.

SECTION 5.05. Brokers. No agent, broker, finder, investment banker or other Person engaged by or on behalf of Purchaser or any of its Affiliates is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Agreement and the Ancillary Agreements for which Seller would be liable.

SECTION 5.06. Financing.

(a) Purchaser has ready access to, and at Closing will have, (i) sufficient immediately available funds to consummate the transactions contemplated hereby, including to pay the Purchase Price and any fees and expenses of Purchaser related to the transactions contemplated hereby, and (ii) the resources and capabilities (financial or otherwise) to perform all obligations of Purchaser contemplated under the Transaction Documents. Purchaser has not incurred, and is not contemplating or aware of, any obligation, commitment, restriction or other Liabilities of any kind, in each case, that would impair or adversely affect such resources, funds or capabilities.

(b) Purchaser has delivered to Seller true, complete and correct copies of the executed facilities agreement, fee letter and mandate letter, in each case, dated as of December 8, 2021, by and among Purchaser and Skandinaviska Enskilda Banken AB (publ) (provided, that provisions in such facilities agreement, fee letter or mandate letter related to fees and material financial terms, but only to the extent not affecting conditionality, may be redacted) (such facilities agreement, fee letter and mandate letter, together with all exhibits, schedules, annexes, supplements and amendments thereto, collectively, the “Debt Financing Commitment”), pursuant to which, upon the terms and subject to the conditions set forth therein, Skandinaviska Enskilda Banken AB (publ) has agreed to lend the amounts set forth therein (the “Debt Financing”) for the purpose of funding the transactions contemplated by this Agreement, including the Acquisition. The Debt Financing Commitment has not been amended, restated or otherwise modified or waived prior to the date of this Agreement, and no such amendment, restatement, modification or waiver is contemplated, and, as of the date hereof, the Debt Financing Commitment has not been withdrawn, terminated or rescinded in any respect. As of the date of this Agreement, there are, and are contemplated to be, no other agreements, side letters or arrangements relating to the Debt Financing Commitment (other than as expressly set forth in the Debt Financing Commitment furnished to Seller pursuant to this Section 5.06).

(c) As of the date of this Agreement, the Debt Financing Commitment is in full force and effect and constitutes the legal, valid, binding and enforceable obligations of Purchaser and, to the knowledge of Purchaser, the other parties thereto. There are no conditions or other contingencies related to the funding of the full amount of the Debt Financing (including any “flex” provisions), other than as expressly set forth in the Debt Financing Commitment. Assuming performance by Seller of its obligations that are required to be performed prior to the Closing, the aggregate proceeds to be disbursed pursuant to the agreements contemplated by the Debt Financing Commitment, together with other funds immediately available to Purchaser, will be sufficient for Purchaser to pay the Estimated Purchase Price on the Closing Date, any payment required to be made by Purchaser pursuant to Section 2.03 and all related fees and expenses and any other payment contemplated by this Agreement or the Ancillary Agreements.

(d) As of the date of this Agreement, (i) no event has occurred that, with or without notice, lapse of time or both, would result in any breach or violation of, or constitute a default by Purchaser under, the Debt Financing Commitment and (ii) Purchaser does not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied or that the Debt Financing will not be available to Purchaser on the Closing Date. Purchaser has irrevocably paid in full (or caused to be paid) any and all commitment fees or other fees and expenses required to be paid pursuant to the terms of the Debt Financing Commitment on or prior to the date of this Agreement, and will continue to timely pay in full (or caused to be paid) any such amounts arising under the Debt Financing Commitment as and when they become due and payable. Notwithstanding anything in this Agreement to the contrary, the obligations of Purchaser under this Agreement are not subject to any conditions regarding the receipt or availability of any funds or financing (including for the avoidance of doubt, the Debt Financing) by Purchaser, any of its Affiliates or any other Person or the ability of the Purchaser, any of its Affiliates or any other Person to obtain financing for the consummation of the transactions contemplated hereby.

SECTION 5.07. Solvency. Neither Purchaser nor any Purchaser Party is insolvent or bankrupt under the Laws of its jurisdiction of incorporation or is otherwise unable to pay its debts as they fall due. There are no winding up, bankruptcy or insolvency proceedings concerning Purchaser or any Purchaser Party and no events have occurred which would justify such proceedings.

SECTION 5.08. [RESERVED].

SECTION 5.09. Securities Act. The Transferred Equity Interests are being acquired for investment only and not with a view to any public distribution thereof, and Purchaser shall not offer to sell or otherwise dispose of the Transferred Equity Interests so acquired by it in violation of any of the registration requirements of the United States Securities Act of 1933, as amended, or any other applicable securities Laws.

SECTION 5.10. Independent Investigation. Purchaser acknowledges and agrees that it (a) has completed its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology, management and prospects of the Transferred Entities and the Business as it deemed appropriate, and based thereon, has formed an independent judgment concerning the Transferred Entities, the Transferred Assets, the Assumed Liabilities and the Business and (b) has been furnished with, or given access to, projections, forecasts, estimates, appraisals, statements, data or information about the Transferred Entities, the Transferred Assets, the Assumed Liabilities and the Business, it deems sufficient for such purposes. In entering into this Agreement, Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of any of Seller, its Subsidiaries (including the Transferred Entities), or their respective representatives (except the representations and warranties of Seller expressly set forth in Article III, Article IV or in any Ancillary Agreement or certificates delivered by Seller in connection with the Closing). Purchaser hereby acknowledges and agrees that none of Seller, its Subsidiaries (including the Transferred Entities), or their respective representatives or any other Person will have or be subject to any Liability to Purchaser, or any of its representatives or any other Person resulting from the distribution to Purchaser, or its representatives of, or Purchaser’s, or its representatives’ use of, any information relating to the Seller, its Subsidiaries (including the Transferred Entities) or the Business, including any information, documents or material made available to Purchaser, its Affiliates or their respective representatives, whether orally or in writing, in any data room, any management presentations (formal or informal), functional “break-out” discussions, responses to questions submitted on behalf of Purchaser or its representatives or in any other form in connection with the transactions contemplated by this Agreement. Purchaser further acknowledges that no representative of the Seller, its Affiliates (including the Transferred Entities) has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement and subject to the limited remedies herein provided. Purchaser acknowledges that, should the Closing occur, Purchaser shall acquire the Transferred Entities and the Transferred Assets without any representation or warranty as to merchantability or fitness thereof for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly set forth in this Agreement.

SECTION 5.11. No Other Representations or Warranties. Purchaser acknowledges and agrees that the only representations and warranties made by Seller or any of its Subsidiaries, or any other Person or entity on behalf of Seller or any of its Subsidiaries are those expressly set forth in Article III, Article IV or in any Ancillary Agreement or certificates delivered by Seller in connection with the Closing, and Purchaser and its Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to the Transferred Assets, the Assumed Liabilities the Business, Seller, Seller’s Subsidiaries (including the Transferred Entities) or any Affiliate thereof, or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Purchaser or its representatives by or on behalf of Seller or any representative thereof. Purchaser acknowledges and agrees that none of Seller or any of its Subsidiaries, or any other Person or entity on behalf of Seller or any of its Subsidiaries, has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Purchaser or any of its representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of Seller, Seller’s Subsidiaries, the Transferred Entities or the Business. Purchaser acknowledges and agrees that none of Seller or its Subsidiaries, or any other Person or entity on behalf of Seller or any of its Subsidiaries, has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to the Excluded Assets or the Retained Liabilities. Purchaser acknowledges and agrees that neither Purchaser nor any of its Affiliates shall have any claim or cause of action under any theory of law (whether based in tort, contract or otherwise) against Seller or any of its Subsidiaries relating to any representations and warranties as to Seller, any of its Subsidiaries (including the Transferred Entities), the Business or the transactions contemplated by this Agreement other than in the case of Fraud and only with respect to the representations and warranties expressly set forth in Article III, Article IV or in any Ancillary Agreement or certificates delivered by Seller in connection with the Closing.

Article VI

COVENANTS

SECTION 6.01. Conduct of Business Prior to the Closing.

(a) Except (v) as consented to in writing by Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), (w) as contemplated by this Agreement or any Ancillary Agreement, (x) as set forth in Section 6.01 of the Seller Disclosure Letter, (y) as required by applicable Law (including COVID-19 Measures), or (z) as reasonably necessary to preserve the health and safety of employees, customers and other natural persons involved in, or coming into contact with, the Business, from the date hereof until the Closing Date, Seller shall (and shall cause its Subsidiaries) to use commercially reasonable efforts to (i) operate the Business in the ordinary course and (ii) preserve the present operations, organization and goodwill of the Business, the Transferred Entities and the Transferred Assets and the present relationships with customers and suppliers of the Business, in each case, in all material respects.

(b) Except (w) as consented to in writing by Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), (x) as contemplated by this Agreement or any Ancillary Agreement (including any actions, elections or transaction undertaken pursuant to the Pre-Closing Restructuring), (y) as set forth in Section 6.01 of the Seller Disclosure Letter or (z) as required by applicable Law (including COVID-19 Measures), from the date hereof until the Closing Date, Seller shall not (and shall cause its Subsidiaries not to) take any of the following actions:

(i) amend, restate or otherwise modify the organizational documents of any Transferred Entity;

(ii) declare, set aside or pay any dividend or make any other distribution to the holders of equity interests in any Transferred Entity, other than (A) dividends or other distributions paid or payable to another Transferred Entity, (B) dividends or other distributions consisting solely of Cash and Cash Equivalents or (C) dividends or other distributions of financial assets to facilitate the elimination of intercompany balances pursuant to Section 6.06(b);

(iii) redeem, purchase or otherwise acquire any equity interests in, or any other securities of, a Transferred Entity or issue (A) any equity interests in, or any other security of, a Transferred Entity, (B) any option or warrant for, or any security convertible into, or exercisable or exchangeable for, any equity interest in, or other security of, a Transferred Entity, (C) “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, arrangements or undertakings to which any Transferred Entity is a party or by which any of them is bound (1) obligating any Transferred Entity to issue, deliver or sell, or cause to be issued, delivered or sold, additional units of its equity interests or any security convertible into, or exercisable or exchangeable for, any equity interest in any Transferred Entity, (2) obligating any Transferred Entity to issue, grant, extend or enter into any such option, warrant, security, right, unit, commitment, arrangement or undertaking or (3) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of the Transferred Equity Interests or (D) any bond, debenture, note or other indebtedness having the right to vote (or convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which the holders of equity interests in a Transferred Entity may vote;

(iv) split, combine, reclassify, or make any comparable change to any of the equity interests in any Transferred Entity, or issue any other security in respect of, in lieu of or in substitution for the equity interests of any Transferred Entity;

(v) distribute, sell, assign, transfer, lease, license or otherwise dispose of any interest in, or incur a Lien upon, any of the material assets of the Business (including the Transferred Assets) or any Transferred Entity other than (A) in the ordinary course of business consistent with past practice, including sales of Inventory, (B) disposals of obsolete assets and excess and scrap inventory, and (C) the incurrence of Permitted Liens;

(vi) loan, advance, invest or make a capital contribution by or on behalf of the Business or any Transferred Entity to or in any Person, other than (A) advances to employees in the ordinary course of business in an amount not exceeding $100,000 to any individual employee or (B) loans, advances, investments or capital contributions to or in a Transferred Entity;

(vii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other corporate reorganization of any of the Transferred Entities;

(viii) cause or permit the Business or any Transferred Entity to make any material acquisition (including by merger, consolidation, share exchange or purchase of all or substantially all the assets of) of any Person, business unit thereof or assets, in each case in excess of $5,000,000;

(ix) initiate, compromise or settle any Action involving the Business or the Transferred Entities (other than (A) in the ordinary course of business consistent with past practice, (B) in connection with the enforcement of rights under this Agreement, (C) compromises or settlements that are individually less than $5,000,000 or (D) initiating an Action in such circumstances that Seller or any of its Subsidiaries in good faith determines that the failure to commence an Action would result in the material impairment of the Business or any Transferred Entity or the loss of a material right, in each case, followed by prompt written notice to Purchaser);

(x) except (A) as required by any Benefit Plan, (B) in the ordinary course of business, (C) in connection with any action that applies uniformly to Business Employees and other similarly situated employees of Seller and its Affiliates, (D) in connection with a promotion based on job performance or workplace requirements, (E) for any actions for which Seller and its Affiliates (other than the Transferred Entities) shall be solely liable or (F) as contemplated in the Pre-Closing Restructuring, (1) materially increase the annual level of compensation, incentive compensation or benefits of any Business Employee with an annual base compensation in excess of $250,000; (2) grant any equity or equity-based compensation or severance to any Business Employee; (3) adopt, materially modify or amend, accelerate the time of payment, vesting or funding of any compensation or benefits under, any material Transferred Benefit Plan, or (4) hire or terminate (other than for “cause” or a “serious reason” (as applicable)) any Business Employee with an annual base compensation in excess of $250,000; provided, however, that Seller and its Affiliates may enter into employment arrangements with a new hire to replace a Business Employee whose employment has terminated;

(xi) enter into, or make any commitment to enter into, any labor or collective bargaining agreement with respect to the Business or the Transferred Entities, except in connection with the renewal of any such agreement at the expiration of its term on substantially similar terms and conditions (or such terms and conditions as may be required by applicable Law);

(xii) enter into or modify any Contract with any Related Person, in each case, with respect to the Business or any Transferred Entity;

(xiii) except in the ordinary course of business, amend, modify, extend, renew or terminate any Material Contract, in each case, in any manner reasonably likely to be materially adverse to the Business;

(xiv) except to the extent required by applicable Law or U.S. GAAP, permit any Transferred Entity to make any material change to any of its methods of accounting related to the Business or any Transferred Entity;

(xv) other than in the ordinary course of business, incur any Indebtedness for borrowed money related to the Business in excess of $5,000,000;

(xvi) (A) make any material change to a method of Tax accounting; (B) make, revoke or change any material Tax election; (C) change any annual accounting period or (D) settle or compromise any Action with respect to Taxes, in each case, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole; or

(xvii) authorize, or commit or agree to take, any of the foregoing actions.

(c) Notwithstanding anything herein to the contrary, nothing shall prohibit Seller from sweeping cash and cash equivalents from the accounts of the Transferred Entities or from reducing Indebtedness or paying Transaction Expenses up until the completion of the Closing. Any such actions shall be taken into account when calculating the amounts of Closing Net Indebtedness and Transaction Expenses.

(d) From the date hereof until the Closing Date, Seller will, and will cause its Subsidiaries (including the Transferred Entities) to, devote such resources and make such investments, in each case consistent with past practice, to continue enhancing and optimizing the SAP Project in accordance with Seller’s enhancement plans and schedule in place as of the date hereof. With respect to the covenants in this Section 6.01(d), the parties shall cooperate and coordinate in a similar manner as provided for transition services in Sections 2.01(d) and 2.01(f) of the Transition Services Agreement.

(e) Seller will, and will cause its Subsidiaries to, use commercially reasonable efforts, consistent with past practice, to upgrade, and where applicable install such upgrades for, any AT&T fire and burglar/intrusion systems that utilize 3G and Code Division Multiple Access service prior to Closing.

SECTION 6.02. Access to Information.

(a) Prior to the Closing, Seller shall, and shall cause its Subsidiaries to, to the extent reasonably practicable, give Purchaser and its employees, agents, representatives and advisors, upon reasonable advance notice and during Seller’s regular business hours, reasonable access to all books and records (including Contracts and financial and operating data), officers and facilities to the extent related to the Business (except that Purchaser shall not be permitted to conduct any environmental sampling or analysis of the sort customarily referred to as a Phase II Environmental Assessment without the advance written consent of Seller, which may be withheld in Seller’s sole discretion, and without executing a customary access and indemnity agreement in respect thereto); provided, however, that any such access shall be conducted in a manner that complies with Section 6.03 and, at a reasonable time, under the supervision of Seller’s personnel and not to interfere with the normal operations of the businesses of Seller and its Subsidiaries. Notwithstanding anything contained in this or any other agreement between Purchaser and Seller executed on or prior to the date hereof, neither Seller nor any of its Subsidiaries shall have any obligation to make available to Purchaser or its employees, agents or representatives, or provide Purchaser or its employees, agents or representatives with, (i) any consolidated, combined or unitary Tax Return filed by Seller or any of its Affiliates or predecessors or any related material, or (ii) any information if making such information available would (A) jeopardize any attorney-client or other legal privilege, (B) contravene any applicable Law (including any COVID-19 Measure) or legal obligation with respect to non-use or confidentiality (including any confidentiality agreement to which Seller or any of its Affiliates is a party) (it being understood that Seller shall (and shall cause its Subsidiaries to) cooperate in any reasonable efforts and requests for waivers that would enable otherwise required disclosure to Purchaser to occur without so jeopardizing privilege or contravening such Law or legal obligation), (C) require providing access that such party reasonable determines, in light of COVID-19 or COVID-19 Measures, would jeopardize the health and safety of any employees, customers or other natural persons involved in, or coming into contact with, the Business or (D) cause significant competitive harm to Seller or its Affiliates if the transactions contemplated by this Agreement are not consummated; provided, however, that, to the extent such information is not available to Purchaser for a reason described in clauses (ii)(A) through (ii)(C) of this Section 6.02(a)(ii), Seller shall make available to Purchaser as much information as possible related thereto and otherwise provide Purchaser with the reason such information is not available to Purchaser.

(b) At all times (whether before or after the Closing and whether or not the Closing occurs), Purchaser shall, and shall cause its Affiliates to, use commercially reasonable efforts to not take any act that (or fail to take any act where such failure) would be reasonably likely to jeopardize the applicability to information, materials or documents in the possession of Purchaser or any of its Subsidiaries (including the Transferred Entities from and after Closing) of the attorney-client, attorney work product, common interest, joint defense or any other available privileges relating to (i) the Business at or before Closing or (ii) any business, operations, assets, properties, rights or liabilities of Seller or any of its current or future Subsidiaries (excluding, after Closing, the Transferred Entities).

(c) Purchaser agrees that any access granted under Section 6.02(a) shall not interfere unreasonably with the operation of the Business or any other business of Seller or its Subsidiaries. Purchaser and its representatives shall not communicate with any of the employees of Seller or its Subsidiaries (other than the officers of the Business) without the prior written consent of Seller, which consent shall not be unreasonably withheld.

SECTION 6.03. Confidentiality; Publicity.

(a) Purchaser hereby agrees to be bound by the terms and conditions of the Confidentiality Agreement, dated as of October 1, 2021, between Seller and Purchaser (the “Confidentiality Agreement”). The terms of the Confidentiality Agreement are hereby incorporated herein by reference and shall continue in full force and effect and survive the Closing in accordance with its terms. From and after the Closing, the restrictions on the use and disclosure set forth in the Confidentiality Agreement shall not apply to Purchaser or its Affiliates and their respective directors, managers, officers, employees, agents or representatives in respect of any information to the extent relating to (i) the Business or any Transferred Entity and not to the extent relating to Seller or its Affiliates (other than the Transferred Entities), (ii) any of the transactions contemplated by this Agreement or (iii) any of the processes that led to such transactions. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement, and Purchaser’s obligations thereunder pursuant to this Section 6.03, shall nonetheless continue in full force and effect in all respects in accordance with the terms of the Confidentiality Agreement. Notwithstanding the foregoing, any restrictions on the use and disclosure set forth in the Confidentiality Agreement or otherwise in this Agreement (including under Section 6.02) shall not apply to the extent reasonably necessary for Purchaser or its Affiliates to enforce their respective rights under any Transaction Document.

(b) The timing and content of the initial public announcement regarding this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby to the general public shall be mutually agreed upon in advance by Seller and Purchaser; provided, that if any subsequent public disclosure is required by applicable Law (including MAR), U.S. GAAP, IFRS or by the rules and regulations of, or pursuant to any agreement of, a stock exchange or trading system to be made by Purchaser or Seller and would vary in any material respect from such initial agreed upon public announcement, such party shall be permitted to issue such public disclosure only if it has provided the other party with reasonable advance notice and opportunity to review and comment on such disclosure.

SECTION 6.04. Efforts and Actions to Cause the Closing to Occur.

(a) Prior to the Closing, upon the terms and subject to the conditions of this Agreement, Purchaser and Seller shall (and each of them shall cause their respective Affiliates to) take, or cause to be taken, all actions, and to do, or cause to be done and cooperate with each other in order to do, all things necessary, proper or advisable to consummate the Closing as promptly as practicable, including: (i) causing the preparation and filing of all forms, registrations and notices required to be filed to consummate the Closing and the taking of such actions as are necessary to obtain any requisite approvals, authorizations, consents, orders, licenses, permits, qualifications, exemptions or waivers by any third party or Governmental Authority and (ii) causing the conditions to the Closing specified in Article IX to be satisfied. In furtherance of and not in limitation of the foregoing, each of Purchaser and Seller agrees to make or cause to be made an appropriate filing of a Notification and Report Form pursuant to the HSR Act within 10 Business Days after the date hereof and any filings or applications required under the Laws of any non-U.S. jurisdiction listed in Section 9.01 of the Seller Disclosure Letter with respect to the transactions contemplated hereby as promptly as practicable after the date hereof, it being understood that a draft Form CO shall be submitted to the European Commission no later than 20 Business Days after the date hereof. In addition, no party hereto shall knowingly take any action after the date hereof that would reasonably be expected to delay, hinder or otherwise obstruct the consummation of the Closing, including any action that delays the obtaining of, or results in not obtaining, any permission, approval or consent from any Governmental Authority or other Person required to be obtained prior to the Closing. Nothing contained in this Agreement, including Section 2.01 and Section 6.06(c), shall require Seller or any of its Affiliates to pay any consideration to any other Person from whom any such approvals, authorizations, consents, orders, licenses, permits, qualifications, exemptions or waivers are requested.

(b) Purchaser shall be responsible for all filing fees under the HSR Act and under any other applicable antitrust, competition or foreign investment Laws.

(c) If any party hereto or Affiliate thereof receives any substantive request or communication (including a request for information or documentary material) relating to any filings, investigation (including any settlement of the investigation), litigation or other inquiry from any Governmental Authority with respect to this Agreement or any of the transactions contemplated hereby, then such party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request or communication.

(d) The parties shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated hereby and work cooperatively in connection with obtaining the requisite approvals, consents or orders of each applicable Governmental Authority, including by:

(i) cooperating with each other in connection with filings under any Antitrust Laws, including the HSR Act, or foreign investments Laws or any other Laws;

(ii) subject to the last sentence of this Section 6.04(d), furnishing to the other party all information within its possession that is reasonably required for any application or other filing to be made by the other party pursuant to any applicable Antitrust Laws, including the HSR Act, or foreign investment Laws or any other Laws in connection with the transactions contemplated by this Agreement;

(iii) promptly notifying each other of any communications from or with any Governmental Authority with respect to the transactions contemplated by this Agreement;

(iv) not agreeing to participate in any meeting or discussion with any Governmental Authority unless it consults with the other party in advance, and to the extent permitted by such Governmental Authority but subject to the last sentence of this Section 6.04(d), gives the other party the opportunity to attend and participate thereat to the extent permitted by Law; and

(v) subject to the last sentence of this Section 6.04(d), consulting and cooperating with one another in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto to any Governmental Authority in connection with proceedings under or relating to any Antitrust Laws, including the HSR Act, or foreign investment Laws or any other Laws in connection with the Ancillary Agreements or any of the transactions contemplated thereby.

Notwithstanding the foregoing, nothing in this Agreement shall require Seller to disclose to Purchaser any nonpublic information about itself, any of its Affiliates or any of its or its Affiliates’ respective businesses or operations other than information about the Business, and nor shall clauses (iii), (iv) or (v) in this Section 6.04(d) apply with respect to any communications, meetings or discussions with any Tax Authority (except insofar as related to an approval, consent or order required from such Tax Authority to permit the consummation of the transactions contemplated by this Agreement).

(e) In order to obtain the approvals, authorizations, consents, orders, licenses, permits, qualifications, exemptions or waivers sought in this Section 6.04, Purchaser shall become subject to, unilaterally propose, or consent or agree to or otherwise take any and all actions, in each case necessary to avoid or eliminate each and every impediment under any Antitrust Law, including the HSR Act, or foreign investment Law asserted by any Governmental Authority under any Antitrust Law, including the HSR Act, or foreign investment Law so as to permit the Closing to occur as promptly as practicable, and in any event prior to the Termination Date, including with respect to any requirement, condition, understanding, agreement or order to sell, to hold separate or otherwise dispose of or otherwise change the assets or business of the Business, the Transferred Entities, the Transferred Assets and the Assumed Liabilities, whether or not such actions limit or modify Purchaser’s rights of ownership in, or ability to conduct the Business after the Closing, so long as such requirement, condition, understanding, agreement or order is binding on Purchaser or such Affiliates only in the event that the Closing occurs.

(f) Notwithstanding anything to the contrary contained herein, Seller shall (and, as applicable, shall cause its Subsidiaries to) use commercially reasonable efforts to obtain the consents needed from any applicable third party in order to consummate the transactions contemplated hereby or assign the relevant Contract (or relevant portion thereof) to Purchaser or one of its Subsidiaries (including the Transferred Entities), in each case, under the terms of the Contracts set forth on Section 6.04(f) of the Seller Disclosure Letter (such consents, “Third Party Consents”). Purchaser shall, and shall cause its Subsidiaries to, provide Seller all assistance that Seller may reasonably request in connection with its compliance with the terms of this Section 6.04(f) (including, as applicable, by accepting such assignment and assuming such Contract (or relevant portion thereof); provided, that Purchaser shall be under no obligation to accept any amendments or modifications to such Contracts not contemplated by this Section 6.04(f)). Nothing contained in this Section 6.04(f) shall require either party or any of their respective Affiliates to pay any consideration to any other Person from whom any such consents are requested.

(g) Without limiting the other provisions of this Section 6.04, the parties shall use their respective reasonable best efforts to prepare a complete draft of the CFIUS Notification as soon as practicable after the date of this Agreement and as required under the CFIUS Regulations, including (i) submitting a draft of the complete CFIUS Notification filing for CFIUS staff review and resolving all questions and comments from CFIUS staff, (ii) submitting a complete formal CFIUS Notification to CFIUS, and (iii) promptly responding (and in any event responding no later than as required by CFIUS) to any request for additional information, documents, or other materials received after filing of the CFIUS Notification. The parties shall be responsible for their own fees and costs in connection with any CFIUS analysis and filing of a CFIUS Notification other than as otherwise provided in Section 6.04(b), including any external attorney and consultant fees. The parties agree that any CFIUS Notification will be made jointly by the parties.

(h) Without limiting the other provisions of this Section 6.04, the parties shall, as promptly as practicable after the date of this Agreement, coordinate on, prepare, and file with DCSA a notification of the Acquisition pursuant to the NISPOM and any other applicable U.S. national or industrial security regulations. The parties shall use their respective reasonable best efforts to prepare and submit, as promptly as practicable after the date of this Agreement, a Commitment Letter in the form required by the NISPOM setting forth a Foreign Ownership, Control, and Influence (“FOCI”) mitigation plan, and shall as necessary communicate with DCSA regarding FOCI mitigation and preparation of the Commitment Letter and respond to DCSA requests for information in a timely manner.

SECTION 6.05. Insurance.

(a) Except as expressly provided in Section 6.05(b), from and after the Closing, the Transferred Entities, the Transferred Assets and the Business shall cease to be insured by the Seller Policies, and neither the Transferred Entities nor Purchaser nor its other Affiliates shall have any access, right, title or interest to or in any such Seller Policies (including to all claims and rights to make claims and all rights to proceeds) to cover any Transferred Asset, any Assumed Liability or any other Liability of the Transferred Entities of or arising from the operation of the Business, in each case including with respect to all known and incurred but not reported claims above the historical self-insured retention level under such Seller Policies. Seller and/or its Subsidiaries may, to be effective at the Closing, amend any Seller Policies and ancillary arrangements in the manner they deem appropriate to give effect to this Section 6.05(a). From and after the Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for the Transferred Entities, the Transferred Assets and the Business. At and after the Closing, Purchaser agrees to take over and assume all known and incurred but not reported claims of the Transferred Entities and the Business (whether known by Seller, its Subsidiaries or any of the Transferred Entities) and Purchaser agrees to be responsible to pay such claims until they are finally settled and closed. Except as expressly provided in Section 6.05(b), Purchaser further covenants and agrees that it will not, and will cause the Transferred Entities to not, seek to assert or exercise any rights or claims of any Transferred Entity or the Business under or in respect of any Seller Policy under which, at any time prior to or at the Closing, any Transferred Entity or Affiliate thereof or the Business has been a named insured.

(b) Notwithstanding the foregoing, following the Closing, if (i) any claims may be made under the category of third-party occurrence-based Seller Policies set forth under the column entitled “Coverage Type” on Exhibit M (the “Occurrence-Based Policies”) with respect to events or circumstances that occurred or existed prior to the Closing and relate to any Transferred Entity or the Business and (ii) Purchaser informs Seller in writing in a timely manner of such claim, then Seller shall report and pursue (including in respect of a contested claim) such claim in a manner that is at least as favorable to the claimant as the manner in which Seller reports and pursues claims by its then-existing Subsidiaries. For the avoidance of doubt, Seller shall (at the Purchaser’s sole cost and expense) (i) reasonably assist the Purchaser and its Affiliates (including the Transferred Entities) in the pursuit of, and reasonably pursue, and cause its Affiliates to reasonably pursue, any such claims, including submitting all appropriate claim documentation within applicable timeframes and providing all additional information requested by the insurers; and (ii) if insurance proceeds are received by Seller or any of its Affiliates in respect of any such claims, cause those proceeds to be promptly remitted to the Purchaser; provided, that Purchaser shall exclusively bear (and Seller and its Affiliates shall have no obligation to repay or reimburse Purchaser for) the amount of any deductibles or self-insured retentions associated with claims under the Occurrence-Based Policies, in each case as set forth under the column “Deductible/Self-Insured Retention (SIR)” on Exhibit M opposite the name of the applicable Occurrence-Based Policy category, and shall be liable for all uninsured or uncovered amounts of such claims; provided, further, that Seller’s obligations with respect to claims under any Occurrence-Based Policy shall be subject to (A) the limitations set forth under the column “Limit Afforded” on Exhibit M opposite the name of the applicable Occurrence-Based Policy category and (B) the time limitations set forth under the column “Time Limitation for Claims” on Exhibit M opposite the name of the applicable Occurrence-Based Policy category; provided, that, for the avoidance of doubt, Seller’s obligations hereunder with respect to any claims asserted by Purchaser in writing prior to the expiration of the applicable time limitation set forth on Exhibit M shall survive until such claim is finally resolved. If the insurer disputes such claim, then Seller shall contest such position of the insurer if, and only if, Purchaser pays, without the right to reimbursement, indemnity or set-off, the costs and expenses of such contest (without regard to the outcome of such dispute). On Purchaser’s reasonable request, Seller will, and will cause its Subsidiaries to, take commercially reasonable steps to facilitate Purchaser’s obtaining claims-made insurance coverages to take effect at the Closing.

(c) Purchaser shall use its reasonable best efforts to take any and all actions reasonably necessary to obtain the return or release, as of the Closing Date, of the bonds, security, credit support, parent guarantees, indemnifications and other third party assurances given by any of Seller and its Subsidiaries (other than by the Transferred Entities without any credit support from any of Seller or its Subsidiaries, not including the Transferred Entities) in connection with the Business or for the benefit of the Transferred Entities, in each case, as set forth on Section 6.05(c) of the Seller Disclosure Letter (the “Credit Obligations”), and, to effectuate such return or release, Purchaser shall to the extent required, post its own bonds, security, credit support, parent guarantees, indemnifications, third party assurances or other items of value in substitution therefor. In addition, if the parties determine that any Credit Obligations or similar credit support remains outstanding following the Closing, at Seller’s request, Purchaser shall use its reasonable efforts to ensure that such obligations are returned or released in full, as soon as reasonably practicable (including by posting its own bonds, security, credit support, parent guarantees, indemnifications, third party assurances or other items of value in substitution therefor). Seller shall, and shall cause its Subsidiaries to, provide Purchaser all assistance that Purchaser may reasonably request in connection with its compliance with the terms of this Section 6.05(c), including copies of all documentation related to the Credit Obligations as may be reasonably requested by Purchaser and all correspondence received by Seller and its Subsidiaries after the Closing Date with respect to the Credit Obligations. If, notwithstanding Purchaser’s compliance with the foregoing sentences, any Credit Obligations remain outstanding following the Closing, Purchaser shall indemnify and hold harmless Seller and its Subsidiaries from and against all losses or Liabilities suffered or incurred by them in connection with the Credit Obligations.

(d) To the extent that any Transferred Entity has Liability that remains outstanding following the Closing under any bonds, security, credit support, parent guarantees, indemnifications and other third party assurances in respect of Seller or any of its Subsidiaries (other than the Transferred Entities) or the Excluded Business, Seller shall indemnify and hold harmless Purchaser and its Subsidiaries from and against all losses or Liabilities suffered or incurred by them in connection with any such credit obligations.

SECTION 6.06. Certain Services and Benefits Provided by Affiliates; Intercompany Matters; Further Assurances.

(a) Purchaser acknowledges that the Business currently receives Overhead and Shared Services from other business units of Seller and its Subsidiaries that are not part of the Acquisition. Purchaser further acknowledges that, except as otherwise expressly provided in the Transition Services Agreement or as set forth in Section 6.06(a) of the Seller Disclosure Letter, as it relates to the Business, all such Overhead and Shared Services shall cease, and any agreement with Seller or any Affiliate of Seller in respect thereof shall be terminated and cancelled, as of the Closing Date, without any further Liability to Purchaser, the Business or any Transferred Entity, on the one hand, or Seller or any of its Subsidiaries, on the other hand, including Liability relating to any period prior to the Closing.

(b) Except as set forth in Section 6.06(b) of the Seller Disclosure Letter, Purchaser and Seller agree and shall cause their respective Subsidiaries or, in the case of Purchaser, its Affiliates, to agree (and Purchaser shall cause the Transferred Entities to agree) that, from and after the Closing, all rights and obligations of any party under all agreements and arrangements (including all intercompany receivables and payables between entities) between Seller and its Subsidiaries (other than the Transferred Entities and the Business), on the one hand, and the Transferred Entities and the Business, on the other hand, shall be terminated and cancelled or repaid without any further Liability, including Liability relating to any period prior to the Closing.

(c) Each of the parties shall execute and deliver such documents and other papers and take such further actions as may reasonably be required to carry out the provisions of this Agreement and the Ancillary Agreements and give effect to the transactions contemplated hereby and thereby, including the execution and delivery of such assignments, deeds and other documents as may be necessary to transfer any Transferred Assets, Assumed Liabilities or Target Companies’ Equity Interests as provided in this Agreement. Without limiting the foregoing, the parties shall prepare, execute and deliver whatever reasonable supplemental agreements, instruments or other documentation as are necessary to consummate the transfer of any Target Companies’ Equity Interests in accordance with the applicable Laws of the jurisdictions under which the applicable Target Company is organized and on and subject to the terms and conditions of this Agreement; provided, that notwithstanding anything to the contrary in such agreements, instruments and documentation, nothing in such agreements, instruments and documentation shall supersede or otherwise amend or modify the rights and obligations provided for in this Agreement and, in the event of any conflict or alleged conflict between such agreements, instruments and documentation, on the one hand, and this Agreement, on the other hand, the terms and conditions of this Agreement (including Article XI) shall prevail. Without limiting the foregoing, from and after the Closing, (i) Seller shall (and shall cause its Subsidiaries to) do all things necessary, proper or advisable under applicable Law as reasonably requested by Purchaser (A) to put Purchaser in actual possession, ownership and control of the Transferred Assets and Purchaser shall cooperate with Seller for such purposes and (B) to assure that Seller and its Subsidiaries, rather than Purchaser or any of its Affiliates, are the obligors in respect of all Retained Liabilities and (ii) Purchaser shall do all things necessary, proper and advisable under applicable Law as reasonably requested by Seller (A) to transfer to Seller (or such other Person as Seller shall indicate) any Excluded Assets that Purchaser, any Transferred Entity or any of their respective Affiliates may possess (including any Cash and Cash Equivalents held as of Closing by the Business or a Transferred Entity (except to the extent included in Closing Net Indebtedness)) and (B) to assure that Purchaser, its designees and/or the Transferred Entities, rather than Seller or any of its Subsidiaries, is the obligor in respect of all Assumed Liabilities, and Seller shall cooperate with Purchaser for such purposes.

(d) Purchaser shall, upon the reasonable advance request of Seller, and at no cost to Seller (other than reimbursement of out of pocket expenses), make the relevant Business Employees available at reasonable times and cooperate in all reasonable respects with Seller and its Subsidiaries in the preparation for, and defense of, any lawsuit, arbitration or other Action (whether disclosed or not disclosed in the Seller Disclosure Letter) filed or claimed against Seller or any of its Affiliates or any of the respective agents, directors, officers and employees of Seller and its Affiliates, whether currently pending or asserted in the future, concerning the operation or conduct of the Business prior to the Closing Date (including in each case by making relevant Business Employees available at reasonable times to provide information and discovery documentation, take depositions and testify); provided, that Seller shall reimburse Purchaser and the Transferred Entities for any direct costs incurred by the same in the event that any such relevant Business Employee is requested to miss more than three (3) days of work, in the aggregate.

SECTION 6.07. Termination of Rights to the Seller Marks.

(a) As soon as reasonably practicable after the Closing Date (and, in each case, subject to the time periods set forth herein), Purchaser shall, and shall cause each of its Affiliates (which shall include the Target Companies and the Target Company Subsidiaries), to use their reasonable best efforts in the course of normal business operations to cease and discontinue the use of the Seller Marks with respect to, and complete the removal of the Seller Marks from: (i) within six (6) months post-Closing, all email addresses, email signatures, business cards, phone numbers, social media accounts, websites, customer communications, trade show inventory, the registered names of the Transferred Entities, and all employee uniforms and identification badges, (ii) within nine (9) months post-Closing, all vehicles, sales presentations and materials, and promotional and marketing materials, and (iii) within twelve (12) months post-Closing, all customer sites, offices and facilities and internal forms and documents.

(b) Purchaser hereby acknowledges that Seller and its Affiliates own all right, title and interest in and to (i) the Seller Marks, (ii) any other names or marks owned by Seller or any of its Affiliates (other than the Transferred Entities) and (iii) any other words, marks, trade dress, trade names logos, domain names or other source identifiers, in each case, employing, including or consisting of, in part or in whole, such name or logo or any part or variation of the names and marks referred to in clauses (i) or (ii) or translation or use in any language or any words, marks, trade dress, trade names, logos, domain names or other source identifiers related to or confusingly similar to any of the foregoing, together with all variations thereof and all trademarks or goodwill containing, incorporating, based on or associated with any of the foregoing (clauses (i), (ii) and (iii) together, the “Seller Retained Marks”), and that, except as provided under Section 6.07(a) and notwithstanding any use of the Seller Retained Marks by the Target Companies and the Target Company Subsidiaries prior to Closing, any and all right of the Target Companies and the Target Company Subsidiaries and the Business to use the Seller Retained Marks shall terminate as of the Closing and shall immediately revert to Seller and its Affiliates along with any and all goodwill associated therewith. Except as provided under Section 6.07(a), no right to use the Seller Retained Marks is granted by Seller or any of its Affiliates to Purchaser or its Affiliates (including, following the Closing, the Target Companies and the Target Company Subsidiaries), whether by implication or otherwise, and nothing hereunder permits Purchaser or its Affiliates (including the Target Companies and the Target Company Subsidiaries) to use the Seller Retained Marks in any manner or to register or seek to register, or to permit, cause or assist any third party to register or seek to register, any of the Seller Retained Marks in any jurisdiction.

SECTION 6.08. Ancillary Agreements. On the Closing Date, each of Purchaser and Seller shall (and, if applicable, each shall cause its Subsidiaries or, in the case of Purchaser, the Purchaser Parties to) execute and deliver each of the Ancillary Agreements to which it is a party if such Ancillary Agreement has not been previously executed.

SECTION 6.09. Maintenance of Books and Records. After the Closing, each of the parties hereto shall preserve, until at least the sixth (6th) anniversary of the Closing Date, all pre-Closing records possessed or to be possessed by such party to the extent relating to the Business. After the Closing Date, until at least the sixth (6th) anniversary of the Closing Date, upon any reasonable request from a party hereto or its employees, agents or representatives, the party holding such records shall (a) provide to the requesting party or its employees, agents or representatives reasonable access to such records during normal business hours and (b) permit the requesting party or its employees, agents or representatives to make copies of such records, in each case at no cost to the requesting party or its employees, agents or representatives (other than for reasonable out-of-pocket expenses); provided, however, that (i) nothing herein shall require either party to disclose any information to the other if such disclosure would jeopardize any attorney-client or other legal privilege or contravene any applicable Law (it being understood that each party shall cooperate in any reasonable efforts and requests for waivers that would enable otherwise required disclosure to the other party to occur without so jeopardizing privilege or contravening such Law) and (ii) any disclosure permitted under this Section 6.09 will be subject to the respective party’s confidentiality obligations hereunder. Such records may be sought under this Section 6.09 for any reasonable business purpose (to the extent, with respect to requests by Seller or its Subsidiaries, that such requests relate to Seller’s prior ownership of the Transferred Entities and the Business), including to the extent reasonably required in connection with the audit, accounting, tax, litigation, federal securities disclosure or other similar needs of the party seeking such records. Notwithstanding the foregoing, after the sixth (6th) anniversary of the Closing Date, any and all such records may be destroyed by a party if such destroying party sends to the other party hereto written notice of its intent to destroy such records, specifying in reasonable detail the contents of the records to be destroyed; such records may then be destroyed after the 60th day following such notice unless the other party hereto notifies the destroying party that such other party desires to obtain possession of such records, in which event the destroying party shall transfer the records to such requesting party and such requesting party shall pay all reasonable expenses of the destroying party in connection therewith.

SECTION 6.10. Deletion of Non-Transferred Software. Purchaser agrees that, following the Closing Date, Purchaser shall not use and shall cause each of its Affiliates not to use any third-party software loaded on the Equipment set forth on Section 6.10 of the Seller Disclosure Letter, except as otherwise provided in the Transition Services Agreement. Purchaser shall, as soon as is reasonably practical, and in any event no later than ninety (90) days following the Closing, delete all such software set forth on Section 6.10 of the Seller Disclosure Letter (and copies thereof) from any of the Equipment on which it is installed, except as otherwise provided in the Transition Services Agreement.

SECTION 6.11. Certain Covenants.

(a) As consideration for and to induce Purchaser to pay the consideration set forth in this Agreement, during the Restricted Period, Seller shall, and Seller shall cause each of its Subsidiaries (including Subsidiaries existing at any point of time during the Restricted Period), not to, directly or indirectly, engage in, or own any interest in, or control, manage or operate any Person that engages in, a Competitive Business. Nothing in this Section 6.11(a) shall preclude Seller or any of its Subsidiaries from:

(i) (A) owning and operating the Excluded Assets and (B) engaging in, owning any interest in, or controlling, managing or operating any Person engaging in, the Existing Seller Businesses;

(ii) acquiring or investing in, and, after such acquisition or investment, owning an interest in any Person (or its successor) that is engaged in a Competitive Business and operating such Competitive Business if such Competitive Business generated less than twenty percent (20%) of such Person’s consolidated annual revenues in the last completed fiscal year of such Person;

(iii) acquiring and, after such acquisition, owning any interest in a Person that is engaged in a Competitive Business and operating such Competitive Business if (A) such Competitive Business generated more than thirty percent (30%) of such Person’s consolidated annual revenues in the last completed fiscal year of such Person and (B) Seller or its applicable Subsidiary, within eighteen (18) months after the consummation of such acquisition, enters into a definitive agreement to cause the divestiture of a sufficient portion of the Competitive Business of such Person such that the restrictions set forth in this Section 6.11(a) would not have operated to prevent such ownership assuming the completion of such divestiture had occurred prior to such acquisition, and thereafter uses commercially reasonable efforts to complete such divestiture as soon as reasonably practicable;

(iv) engaging in, owning any interest in, or controlling, managing or operating any Person engaging in, any Competitive Business acquired in accordance with Section 6.11(a)(ii) in a manner and on a scale consistent with the conduct of such business immediately prior to the acquisition of such business;

(v) acquiring and/or owning, directly or indirectly, an interest of no greater than twenty-five percent (25%) of the outstanding equity securities in, and thereafter participating in the business of, any Person to the extent such equity securities or aggregate ownership do not give Seller and its Subsidiaries the right to designate a majority, or such higher amount constituting a controlling number, of the members of the board of directors (or similar governing body) of such Person;

(vi) investing in any fund in which Seller and its Subsidiaries have no discretion with respect to the investment strategy of such fund; or

(vii) exercising its rights or complying with its obligations under this Agreement or any of the Ancillary Agreements.

(b) During the Restricted Period, Seller shall not, and Seller shall cause each of its Subsidiaries not to, directly or indirectly, solicit or assist in the solicitation of any individual who on the Closing Date is an employee of the Business with a title of Vice President or above, unless such individual is (i) no longer in the employ of the Business or (ii) contacted or solicited through general non-targeted solicitation or advertisement in a newspaper, online or through an employment agency.

(c) During the Restricted Period, Seller shall (and shall cause its Subsidiaries to) hold in confidence, and not disclose to any Person without the authorization of Purchaser, any Business Confidential Information; provided, however, that this Section 6.11(c) shall not be construed as prohibiting: (i) disclosures to legal counsel, independent accountants and other representatives who agree to maintain the confidential nature of the Business Confidential Information or have applicable professional or ethical obligations to do so; (ii) disclosures pursuant to the terms of a Governmental Order or as required to be disclosed by any Governmental Authority; and (iii) disclosures required by any applicable Law; provided, further, that in the case of disclosures contemplated by Section 6.11(c)(ii) or (iii), Seller shall, as soon as reasonably practicable, to the extent permitted by applicable Law, give prior written notice thereof to Purchaser so that Purchaser or its Affiliates may seek an appropriate protective order and/or waive in writing compliance with the non-disclosure provisions of this Section 6.11(c).

(d) Each of the parties understands and acknowledges that immaterial or de minimis violations of this Section 6.11 by Seller and its Subsidiaries shall not be deemed a breach of this Section 6.11.

(e) Notwithstanding the foregoing, this Section 6.11 shall not restrain or prohibit any activities, actions or conduct of Seller and its Subsidiaries in respect of their investments in the Stanley Ventures Investments.

(f) Each of the parties has carefully read this Section 6.11 and considered the restraints imposed upon Seller and its Subsidiaries and agrees that each restraint imposed by the provisions of this Section 6.11 is fair and reasonable with respect to subject matter, geographic scope and time period. It is expressly understood and agreed that although Seller and Purchaser consider such covenants to be fair and reasonable, if a judicial determination is made by a court of competent jurisdiction that the time or any other restriction contained in this Section 6.11 is an invalid or unenforceable restriction against Seller or any of its Subsidiaries, the provisions of this Section 6.11 shall not be rendered void but shall be deemed amended to apply to such maximum time and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Agreement is invalid or unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein, which shall be given full force and effect without regard to such finding.

SECTION 6.12. Directors and Officers.

(a) If the Closing occurs, Purchaser shall, and shall cause the Transferred Entities to, take any necessary actions, except as otherwise required by Law, to provide for a period of no less than six years following the Closing, on terms that are no less favorable, all rights to indemnification and all limitations on liability currently existing in favor of any current or former managers, officers, directors, employees, representatives and agents of any Transferred Entity (or their respective predecessors) (collectively, the “D&O Indemnitees”) for pre-Closing acts or omissions, as provided in the organizational documents of the Transferred Entities in effect on the date of this Agreement.

(b) In the event that any Transferred Entity or Purchaser or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the applicable Transferred Entity or Purchaser, as the case may be, shall succeed to the obligations set forth in this Section 6.12.

(c) The obligations of Purchaser under this Section 6.12 shall not be terminated or modified in such a manner as to materially and adversely affect any D&O Indemnitee without the prior written consent of such affected D&O Indemnitee (it being expressly agreed that the D&O Indemnitees shall be third party beneficiaries of this Section 6.12).

SECTION 6.13. Pre-Closing Restructuring. Notwithstanding anything to the contrary herein, prior to the consummation of the Closing, Seller shall, and shall cause its applicable Subsidiaries to perform the actions set forth in Exhibit J hereto (the “Pre-Closing Restructuring”). For the avoidance of doubt, the Pre-Closing Restructuring shall be completed by Seller or its applicable Subsidiaries prior to the Closing Date.

SECTION 6.14. [RESERVED].

SECTION 6.15. Release.

(a) Effective upon the Closing, Seller, on behalf of itself and each of its Subsidiaries that are not Transferred Entities (the “Seller Releasing Parties”), hereby irrevocably and unconditionally releases and forever discharges each Transferred Entity from any and all claims, demands, Actions, causes of action, judgments, obligations, Contracts, Liabilities, agreements, debts and expenses of any kind, whether known or unknown, suspected or unsuspected, both at law and in equity, which any of the Seller Releasing Parties now have, have ever had or may hereafter have against any of the Transferred Entities arising out of any event, fact, condition, circumstance, act or omission relating to the Transferred Entities that was in existence (or that occurred or failed to occur) at or prior to the Closing; provided, however, that nothing contained herein shall operate to release (i) any Person from any obligations of such Person arising under this Agreement that expressly survive the Closing or (ii) any Person from any of its obligations under any other Transaction Document to which such Person is a party. Seller hereby agrees to take all such actions as and to the extent necessary to cause its Subsidiaries to give effect to the foregoing release. For the avoidance of doubt, this Section 6.15(b) shall serve as a release and discharge, on the terms contained herein, by Seller and its Subsidiaries only of the Transferred Entities (and not Purchaser).

(b) Effective upon the Closing, Purchaser, solely on behalf of the Transferred Entities, hereby irrevocably and unconditionally releases and forever discharges Seller and its Subsidiaries from any and all claims, demands, Actions, causes of action, judgments, obligations, Contracts, Liabilities, agreements, debts and expenses of any kind, whether known or unknown, suspected or unsuspected, both at law and in equity, which any of the Transferred Entities now have, have ever had or may hereafter have against Seller or its Subsidiaries arising out of any event, fact, condition, circumstance, act or omission relating to Seller or its Subsidiaries that was in existence (or that occurred or failed to occur) at or prior to the Closing; provided, however, that nothing contained herein shall operate to release (i) any Person from any obligations of such Person arising under this Agreement that expressly survive the Closing or (ii) any Person from any of its obligations under any other Transaction Document to which such Person is a party. Purchaser hereby agrees to take all such actions as and to the extent necessary to cause the Transferred Entities to give effect to the foregoing release. For the avoidance of doubt, this Section 6.15(b) shall serve only as a release and discharge, on the terms contained herein, by the Transferred Entities (and not Purchaser) of Seller and its Subsidiaries.

(c) TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH PARTY HEREBY WAIVES THE BENEFIT OF ANY PROVISION OF APPLICABLE LAW TO THE EFFECT THAT A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS OR MATTERS WHICH SUCH PARTY DID NOT KNOW OR SUSPECT TO EXIST IN SUCH PARTY’S FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY THE RELEASING PARTY MAY HAVE AFFECTED ITS SETTLEMENT WITH THE RELEASED PARTY.

SECTION 6.16. Financing.

(a) Purchaser shall not permit, and shall cause its Affiliates not to permit, any amendment or modification to be made to, or any waiver of any provision or remedy under, or replacement of, the Debt Financing Commitment if such amendment, modification, waiver or replacement (i) (A) reduces the aggregate amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing) or (B) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Debt Financing in a manner that would reasonably be expected to (1) delay or prevent the Closing, (2) delay or impair the availability of the Debt Financing at the Closing or impede the satisfaction of the conditions to obtaining the Debt Financing at the Closing or (3) otherwise adversely impact the ability of Purchaser to enforce its rights against other parties to the Debt Financing Commitment or the definitive agreements with respect thereto (collectively, the “Restricted Financing Commitment Amendments”) (provided, that, subject to the limitations set forth in this Section 6.16, Purchaser may amend the Debt Financing Commitment to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Financing Commitment as of the date hereof, but not to make any other changes, but only if the addition of such additional parties, individually or in the aggregate, would not result in the occurrence of a Restricted Financing Commitment Amendment) or (ii) results in the early termination, recession, cancellation or withdrawal of all or any portion of the Debt Financing Commitment.

(b) Purchaser shall use its reasonable best efforts to take or cause to be taken, all actions and do, or cause to be done, as promptly as practicable, all things necessary, proper or advisable to arrange the Debt Financing and obtain the Debt Financing contemplated thereby prior to the Termination Date on the terms and conditions set forth in the Debt Financing Commitment, including using its reasonable best efforts to (i) maintain in effect the Debt Financing Commitment (including by complying with so called “flex” provisions) until the funding of the Debt Financing at or prior to the Closing, (ii) satisfy on a timely basis (or obtain a waiver of) all conditions and covenants applicable to Purchaser to obtaining the Debt Financing at the Closing as set forth in the Debt Financing Commitment, (iii) fully pay any and all commitment fees or other fees required by the Debt Financing Commitment and (iv) upon satisfaction of the conditions set forth in the Debt Financing Commitment, consummate the Debt Financing at or prior to the Closing (including by taking enforcement action to cause such lenders and other Persons providing such Debt Financing to comply with their obligations under the Debt Financing Commitment and, subject to the terms and upon satisfaction of the conditions of the Debt Financing Commitment, to fund such Debt Financing on the Closing Date). Purchaser shall pay in full, or cause to be paid in full, all commitment or other fees arising pursuant to, or in connection with, the Debt Financing Commitment as and when they become due.

(c) In the event any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “flex” provisions) contemplated in the Debt Financing Commitment, regardless of the reason therefor, Purchaser shall promptly notify Seller and shall use its reasonable best efforts to take or cause to be taken, all actions and do, or cause to be done all things necessary, proper or advisable to obtain alternative financing from alternative sources as promptly as reasonably practicable (i) on terms and conditions that would not reasonably be expected to delay the Closing Date, (ii) with conditions to the funding of the Debt Financing not less favorable in the aggregate to Seller than those set forth in the Debt Financing Commitment and (iii) in an amount sufficient to consummate the transactions contemplated hereby, including the payment of the Estimated Purchase Price, the amounts to be paid pursuant to Section 2.03 (if any) and all related fees and expenses promptly following the occurrence of such event, and in any event prior to or on the Closing Date. Purchaser shall promptly deliver to Seller true and complete copies of all agreements pursuant to which any such alternative source shall have committed to provide Seller with any portion of the Debt Financing.

(d) Purchaser shall keep Seller reasonably informed on a reasonably current basis and in reasonable detail of its efforts to arrange the Debt Financing. Without limiting the generality of the foregoing, Purchaser shall promptly (and, in any event, within one (1) Business Day) notify Seller in writing (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both could reasonably be expected to give rise to any breach or default) by any party to the Debt Financing Commitment or the definitive agreements with respect thereto, (B) of the receipt by Purchaser or any of its Affiliates or their respective employees, agents or representatives of any notice or other communication from any Person with respect to any (x) actual or potential breach, default, termination or repudiation by any party to the Debt Financing Commitment or any definitive agreement related thereto or any provision of the Debt Financing contemplated pursuant to the Debt Financing Commitment or any definitive agreement related thereto (including any proposal by any lender named in the Debt Financing Commitment or any definitive agreement related thereto to withdraw, terminate or make a material change in the terms of (including the amount of financing contemplated by) the Debt Financing Commitment) or (y) material dispute or disagreement between or among any parties to the Debt Financing Commitment or any definitive agreement related thereto and (C) if for any reason Purchaser believes in good faith that (1) there is (or there is reasonably likely to be) a dispute or disagreement between or among any parties to the Debt Financing Commitment or any definitive agreement related thereto or (2) there is a material possibility that it will not be able to obtain all or any portion of the financing contemplated in the Debt Financing Commitment on the terms, in the manner or from the sources contemplated by the Debt Financing Commitment or the definitive agreements related thereto. Purchaser shall use its reasonable best efforts to cause the Debt Financing Sources providing Debt Financing to fund on the Closing Date the Debt Financing required to consummate the Acquisition and the other transactions contemplated by this Agreement if all conditions set forth in the Debt Financing Commitment have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), including by taking enforcement action to cause such Debt Financing Sources providing the Debt Financing to comply with their obligations under the Debt Financing Commitment and, subject to the terms and conditions of the Debt Financing Commitment, to fund such Debt Financing. References in this Agreement to “Debt Financing” shall include the financing contemplated by the Debt Financing Commitment as permitted by this Section 6.16 to be amended, modified or replaced (including, replacement with alternative financing and alternative financing commitments pursuant to this Section 6.16) and references to the “Debt Financing Commitment” shall include such documents as permitted by this Section 6.16 to be amended, modified or replaced (including replacement with alternative financing commitments pursuant to this Section 6.16), in each case from and after such amendment, modification or replacement.

(e) Prior to the Closing, Seller and its Subsidiaries shall use commercially reasonable efforts to provide, to the extent within their control, to Purchaser (with any reasonable out-of-pocket expenses of Seller and its Subsidiaries being the responsibility of Purchaser) such reasonable cooperation requested by Purchaser in connection with the Debt Financing and any subsequent debt or equity refinancing thereof, including: (i) participating in a reasonable and limited number of meetings with prospective Debt Financing Sources and ratings agencies, (ii) furnishing Purchaser and its Debt Financing Sources with the Financial Statements and the information expressly set forth on Exhibit N, (iii) assisting with Purchaser’s preparation of materials for customary rating agency presentations, bank information memoranda and similar documents required in connection with the Debt Financing and any subsequent debt or equity refinancing thereof, and (iv) providing customary authorization letters with respect to the bank information memoranda; provided, however, that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the Business or operations of Seller and its Subsidiaries or conflict with or violate any constitutional documents of Seller or its Subsidiaries or any applicable Law; provided, further, that in no circumstance shall Seller or its Subsidiaries be required to provide any financial information (including, for avoidance of doubt, audited financial statements) other than the Financial Statements and the information set forth on Exhibit N; provided, further, that, except as explicitly set forth on Exhibit N, none of the Seller or any of its Subsidiaries shall be required to provide, and the Purchaser shall be solely responsible for: (A) the preparation of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information, (B) any description of all or any component of the Debt Financing or any subsequent debt or equity refinancing thereof, including any such description to be included in any liquidity or capital resources disclosure or any “description of notes”, or (C) projections, risk factors or other forward-looking statements relating to all or any component of the Debt Financing or any subsequent debt or equity refinancing thereof; provided, further, that Seller, its Subsidiaries and its and their respective officers, directors or employees shall not be required to authorize, execute, deliver or perform under any agreement with respect to the Debt Financing that is not contingent upon the Closing or that would be effective prior to or simultaneous with the Closing. For the avoidance of doubt, (x) Seller’s obligations under this Section 6.16(e) shall terminate as of the Closing, and (y) any information shared by Purchaser with a ratings agency prior to the date of this Agreement with the express permission of Seller in relation to Seller, its Subsidiaries, and the Business shall not be subject to any restricted use by such ratings agency by virtue of the terms of this Agreement. Neither Seller nor any of its Subsidiaries shall be required to pay any commitment or other similar fees or make any other out-of-pocket payment or incur any other liability or obligation or provide or agree to provide any indemnity in connection with the Debt Financing or any of the foregoing. Seller, on behalf of the Business, hereby consents to the use of the Business’s logos in connection with the Debt Financing contemplated by the Debt Financing Commitment; provided, that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Business, Seller or its Subsidiaries. Neither Seller nor any of its Affiliates shall have any liability to Purchaser or any Debt Financing Party in respect of any financial statements, other financial information or data or other information provided pursuant to this Section 6.16.

(f) None of Seller, its Subsidiaries and its and their employees, agents or representatives shall be required to take any action that would subject such Person to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or incur any other liability or provide or agree to provide any indemnity in connection with the Debt Financing or their performance of their respective obligations under this Section 6.16 and any information utilized in connection therewith. Purchaser shall indemnify and hold harmless Seller, its Subsidiaries and its and their employees, agents and representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing and the performance of their respective obligations under this Section 6.16 or any information utilized in connection therewith. Purchaser shall, promptly upon request of Seller, advance or reimburse (as requested) Seller and its Subsidiaries for all out-of-pocket costs to be incurred or that have been incurred by Seller and its Subsidiaries (including those of its and their accountants, consultants, legal counsel, agents and other representatives) in connection with such cooperation.

(g) Notwithstanding anything to the contrary in this Section 6.16, a breach by Seller or its Subsidiaries of their obligations under this Section 6.16 shall not constitute a breach of this Agreement for purposes of Article X or a breach of the conditions precedent set forth in Section 9.02, unless the Willful Breach by Seller of its obligations under this Section 6.16 is the primary cause of the Debt Financing not being obtained.

SECTION 6.17. French Put Option.

(a) Purchaser hereby irrevocably offers to purchase, and grants Seller the right to sell to Purchaser, the French Business on the terms set forth in this Section 6.17 (the “French Put Option”). Notwithstanding any other provision of this Agreement, to the extent necessary to comply with applicable Law, this Agreement shall not constitute a binding agreement with respect to the French Business until the French Put Option with respect to the French Business is exercised.

(b) In the event that the French Put Option is exercised with respect to the French Business on or prior to Closing, this Section 6.17 shall terminate and shall cease to have effect with respect to the French Business.

(c) In the event that the French Put Option is not exercised on or prior to Closing and on or prior to Closing the conditions referred to in Section 9.01(g) and Section 9.02(h) with respect to the French Business have been waived:

(i) Without limiting the foregoing, the term “Transferred Assets” shall be deemed to exclude the applicable French Transferred Assets, the term “Assumed Liabilities” shall be deemed to exclude the applicable French Assumed Liabilities, and the term “Transferred Business Employees” shall be deemed to exclude the applicable French Employees, and the French Transferred Assets shall not be transferred to Purchaser (or any of its Affiliates) and the French Assumed Liabilities shall not be assumed by Purchaser (or any of its Affiliates) and the French Target Company shall not be acquired by Purchaser (or any of its Affiliates); and

(ii) the Base Purchase Price shall be reduced by an amount equal to the French Purchase Price (as defined below) in respect of the French Business.

(d) The French Put Option shall further be subject to the following terms and conditions:

(i) Upon exercise by Seller of the French Put Option, Purchaser hereby promises and undertakes to purchase and accept (or cause its Affiliates to accept) from Seller or its Subsidiaries all (and not a portion) of the Target Companies’ Equity Interests of the French Target Company and the French Transferred Assets and assume and become obligated to pay, performance and discharge when due (and Purchaser shall indemnify and hold harmless Seller and its Affiliates for) the French Assumed Liabilities, in each case, in accordance with and subject to the terms and conditions specified in this Agreement, it being understood that, for the sake of clarity, if the French Put Option is exercised prior to Closing, the French Transferred Assets and French Assumed Liabilities shall be included in the Transferred Assets and Assumed Liabilities, as applicable, and the Target Companies’ Equity Interests of the French Target Company shall be transferred to Purchaser at the Closing, and the purchase price for the applicable French Transferred Assets and French Assumed Liabilities shall be included in the computation of the Estimated Purchase Price. Notwithstanding anything to the contrary in this Agreement, unless and until Seller has exercised the French Put Option in respect of the French Business, the French Target Company, the French Transferred Assets, and the French Assumed Liabilities will not be considered a Transferred Entity, Transferred Assets, or Assumed Liabilities, respectively, and, if the French Put Option is not exercised prior to the Closing, the Base Purchase Price shall be reduced by an amount to be agreed in good faith between the parties with respect to the French Business (all such amounts, collectively, the “French Purchase Price”). Subject to Seller’s exercise of the French Put Option with respect to the French Business, following the completion of the Information and Consultation Processes (as defined below) described in this Section 6.17, and upon delivery to Purchaser of executed French Transfer Agreements with respect to the French Business, this Agreement shall apply to the French Target Company, the French Transferred Assets, and the French Assumed Liabilities which relate to the French Business, and the French Target Company, French Transferred Assets, and French Assumed Liabilities shall be included in the Transferred Entities, Transferred Assets, and Assumed Liabilities, respectively, at the Closing. If the consummation of the transfer and purchase of the French Target Company and/or French Transferred Assets and the assumption of the French Assumed Liabilities (the “French Closing”) occurs after the Closing, at the French Closing, Purchaser shall deliver, or cause to be delivered, the French Purchase Price with respect to the transferred French Business, to Seller or its designee(s) by wire transfer of immediately available funds to an account designated in writing by Seller and the French Transfer Agreements relating to such transferred French Target Company, French Transferred Assets and French Assumed Liabilities.

(ii) Seller hereby accepts the benefit of the French Put Option and may, at its own discretion and option, elect to exercise the French Put Option in accordance with the procedures set forth herein, without Seller being committed to transfer to Purchaser the French Business. Seller shall only be entitled to exercise the French Put Option for all (and not a portion) of the French Target Company, French Transferred Assets and French Assumed Liabilities relating to the French Business.

(iii) The French Put Option will enter into force as of the date hereof.

(iv) The French Put Option may be exercised by Seller with respect to the French Business at any time after the date upon which all of the Information and Consultation Processes with respect to the French Business have been completed in accordance with the applicable Laws, until the Expiry Date, by sending to the Purchaser a notice.

(v) If Seller has not exercised the French Put Option with respect to the French Business on or before the Expiry Date, then the French Put Option with respect to the French Business shall automatically lapse, without any action on the part of either party hereto.

(vi) In furtherance of, and without limiting any of the obligations of any of the parties pursuant to Section 7.12, Seller will cause its Affiliates, and Purchaser will cooperate with Seller and its Affiliates, to, as soon as reasonably practicable, and to the extent necessary to comply with applicable Law, (A) initiate the information and consultation processes of the relevant Employee Representatives required under applicable Laws in France (collectively, the “Works Councils”) in connection with the French Business (the “Consultation Process”) and (B) use their reasonable best efforts to pursue diligently such procedures in accordance with applicable Laws and/or relevant applicable collective bargaining agreements to obtain the delivery of the Works Councils’ opinions as soon as possible. In this respect, Purchaser shall (x) ensure communication in due course of the relevant information to allow Seller and its Affiliates to properly prepare the documentation required to launch the Consultation Process and (y) subject to reasonable notice, ensure that one of its representatives attends one or several Works Council meetings if so requested to answer the questions of such Works Council or its experts, as the case may be.

(vii) In furtherance of, and without limiting any of the obligations of any of the parties pursuant to Section 7.12, Seller will cause its Affiliates to, as soon as reasonably practicable, and to the extent necessary to comply with applicable Law, (A) initiate the mandatory employee information and bidding process required under article L. 141-23 et seq. of the French Commercial Code in connection with the French Business (the “Information Process” and, together with the Consultation Process, the “Information and Consultation Processes”) and (B) use their reasonable best efforts to pursue diligently such procedures in accordance with applicable Laws to complete such process as soon as possible.

(viii) The parties shall keep each other promptly and regularly informed of the status of the Information and Consultation Processes.

(ix) The French Put Option with respect to the French Business shall automatically terminate on the earlier of (A) the Termination Date and (B) the date that is the later of (x) sixty (60) Business Days after either (1) the date of the meeting during which, following its information and consultation in accordance with applicable Law, the last applicable Works Council will have delivered its express final opinion in connection with the Acquisition and any other transactions contemplated by this Agreement, as the case may be, or, (2) in the absence of any express final opinion, the date upon which the last applicable Works Council is deemed to have issued a negative opinion under applicable Law and/or in accordance with applicable collective bargaining agreements; and (y) sixty (60) Business Days after either (1) the date on which the Seller or its relevant Affiliate receives a waiver from all relevant employees of their rights under articles L. 141-

23 et seq. of the French Commercial Code, or (2) in the absence of receipt of such waiver, the expiry of a two-month period following the date on which the last notice of information has been delivered to the relevant employees pursuant to the Information Process (the “Expiry Date”), unless the French Put Option is exercised with respect to the French Business on or prior to such date.

(x) Within three (3) Business Days following the end of the last applicable consultation procedure described above, Seller shall notify Purchaser of the end of such procedure and shall provide Purchaser with a copy of the final opinion(s) issued by the relevant Works Council(s) or, in the absence of a formal opinion, a copy or extract of the minutes or meetings during which the relevant Works Council is deemed to have issued a negative opinion, in each case as soon as reasonably practicable following the approval of such minutes by the relevant Works Council.

(xi) Seller shall deliver to Purchaser a copy of the notices sent to the relevant employees pursuant to the Information Process within three (3) Business Days after the delivery of the last notice to be delivered.

(xii) In consideration of being granted the benefit of the rights provided hereunder, Seller hereby grants Purchaser a period of exclusivity starting from the date hereof and ending on the earliest of: (A) the date on which the French Put Option is exercised, (B) the date that is 12 months following the date hereof and (C) the date upon which this Agreement is validly terminated in accordance with Article X. During such period, Seller shall, and shall cause its Affiliates to, (1) immediately cease any existing discussions or negotiations; (2) not encourage, solicit, assist, participate in, initiate or respond to inquiries, approaches, proposals, discussions or negotiations or provide any information in response thereto (other than informing other Persons of the existence of this Agreement or communicating that it is not permitted to engage in such activity at such time); and (3) not, directly or indirectly, enter into any agreement or other commitment, in each case, with any Person (other than Purchaser and its Representatives) and relating to (x) the sale of all or a material portion of the French Business (including the French Target Company and the French Transferred Assets) or (y) any alternative transaction having the same or similar economic effect as the transaction referred in clause (1) above.

(xiii) The parties further acknowledge and agree that (A) all actions and documents relating to the transfer of the French Target Company, the French Transferred Assets, and the French Assumed Liabilities (including, for the avoidance of doubt, any French Transfer Agreements relating thereto) shall not be required to be taken or delivered at the Closing but only at the applicable French Closing and (B) all items taken into account in the calculation of Modified Working Capital, Closing Net Indebtedness and Transaction Expenses (collectively, the “Closing Date Inputs”) in accordance with this Agreement shall not be adjusted to reflect the exclusion of the French Target Company, French Transferred Assets or French Assumed Liabilities at the Closing but shall be reflected as if the French Closing shall have occurred at the Closing; provided, that if no French Put Option is exercised prior to the Expiry Date, the Closing Date Inputs shall be adjusted to reflect the exclusion of all of the French Target Company, the French Transferred Assets, and the French Assumed Liabilities.

(e) To the extent French Law requires observance of specified formalities or procedures to legally effect a transfer and purchase of the French Target Company or the French Transferred Assets, or the assumption of the applicable French Assumed Liabilities, such purchase or assumption shall be effected pursuant to customary, short-form acquisition agreements and/or stock transfer instruments (collectively, the “French Transfer Agreements”) or such other acquisition agreements and/or stock transfer instruments as Seller and Purchaser may mutually agree. Each French Transfer Agreement shall be consistent with the terms of this Agreement, except to the extent modifications to such French Transfer Agreement are required by applicable Law of France (including all employment Laws applicable to the transactions contemplated hereby) in order to consummate the transactions contemplated by this Agreement. Where such modifications are required, the parties hereto covenant and agree to give effect to the intent and terms hereof to the fullest extent permissible by Law (and each party hereto agrees not to, and to cause its Subsidiaries and their respective successors and assigns not to, bring any claims or other Action under, arising out of or relating to such French Transfer Agreement against the other parties to such French Transfer Agreement). The parties covenant and agree to ensure that any French Transfer Agreements are notarized and any relevant signatures to the French Transfer Agreements are notarized and/or apostilled where required, pursuant to applicable Law of France, to effect the legal transfer and purchase of the French Target Company or French Transferred Assets or the assumption of the applicable French Assumed Liabilities. Each French Transfer Agreement shall (a) serve purely to effect the legal transfer and purchase of the French Target Company or the French Transferred Assets or the assumption of the applicable French Assumed Liabilities and (b) not have any effect on the value being given or received by Purchaser and Seller, or the terms and conditions of the transactions contemplated hereby, including the allocation of assets and Liabilities as among them, all of which shall be determined by this Agreement, or in any way modify, amend, or constitute a waiver of, any provision of this Agreement or any other Ancillary Agreement. For the avoidance of doubt, no French Transfer Agreement shall contain any representations, warranties or covenants other than those either (i) required by Law of France to transfer the French Target Company or French Transferred Assets or the assumption of the applicable French Assumed Liabilities or (ii) mutually agreed upon by Seller and Purchaser in their sole discretion. Without prejudice to the preceding sentence, each of the parties hereto agrees that if, as a result of the applicable Works Council information and/or consultation processes in respect of the French Business, changes to the French Transfer Agreements are considered reasonably necessary by the parties, the parties shall negotiate in good faith on such amendments (if any) as are reasonably appropriate.

SECTION 6.18. Commercial Arrangement. For the period of five years immediately following the Closing Date (the “Commercial Arrangement Term”), Seller shall, and shall cause its Subsidiaries to, purchase Business services and/or products from the Transferred Entities, in a manner consistent with past practice, resulting in at least $7,000,000 of revenues, as determined in accordance with U.S. GAAP, for each one-year period of the Commercial Arrangement Term; provided, that, during the Commercial Arrangement Term, Purchaser shall maintain, and provide Seller and its Subsidiaries with (a) quality and service levels for such services and/or products consistent with the quality and service levels provided by the Business to Seller and its Subsidiaries as of prior to the Closing and (b) pricing based on market rates as of the time such services and/or products are provided; provided, further, that the parties shall cooperate in good faith prior to the Closing to agree to such market-rate pricing terms for such services and/or products to be purchased during the Commercial Arrangement Term pursuant to this Section 6.18. For each such one-year period, if the Transferred Entities do not realize revenues of at least $7,000,000, as determined in accordance with U.S. GAAP, from the purchase by Seller or its Subsidiaries of Business services and/or products, then upon delivery of written notice thereof by Purchaser to Seller (which written notice shall reasonably document the amount of any such shortfall in revenues), and subject to a ninety (90) day cure period following delivery of such written notice during which Seller may issue purchase orders to the Transferred Entities in the amount of such shortfall in revenues in full satisfaction of its obligations for such one-year period, then within thirty (30) days following the expiration of such cure period, Seller shall pay to Purchaser Purchaser’s reasonable and documented lost profits in respect of such shortfall in revenues (if any), after taking into account any amount contemplated by any purchase order issued during such cure period.

Article VII

EMPLOYEE MATTERS

SECTION 7.01. Transfer of Business Employees.

(a) Transfer of Business Employees Generally. Subject to Section 6.17, on or prior to the Closing, Seller (i) may transfer to a Transferred Entity the employment of each Business Employee who is employed by Seller or any of its Affiliates (other than a Transferred Entity) and (ii) shall use commercially reasonable efforts to transfer the employment of each Excluded Seller Employee from a Transferred Entity to Seller or any of its Affiliates (other than a Transferred Entity) (each Business Employee employed by a Transferred Entity as of immediately prior to Closing, including those employees transferred into the Transferred Entities in accordance with this paragraph, a “Transferred Entity Employee”); provided, that Seller shall not be obligated to (x) transfer, pursuant to this Section 7.01(a), any Business Employee or Excluded Seller Employee who refuses to provide consent or objects to such transfer (to the extent such consent or ability to object is required or permitted by applicable Law) or (y) offer additional compensation to any Business Employee or Excluded Seller Employee in order to induce such Business Employee or Excluded Seller Employee to consent to be transferred pursuant to this Section 7.01(a).

(b) Automatic Transfer Employees. With respect to Business Employees who are not Transferred Entity Employees and who are assigned to the Business in a way that the transfer of the Business contemplated by this Agreement will constitute the transfer of an undertaking or (part of) a business for the purposes of the Acquired Rights (the “Automatic Transfer Employees”), the contracts of employment of the Automatic Transfer Employees (and the rights, powers, duties, liabilities and obligations of Seller or any of its Affiliates to, or in respect of, such contracts of employment of the Automatic Transfer Employees) will, subject to the relevant Business Employee’s right to object to a transfer of employment under applicable Laws, automatically transfer to Purchaser or one of its Affiliates upon the Closing, in accordance with applicable Laws. Purchaser and Seller agree to take, or cause their respective Affiliates to take, all actions required under applicable Law and all other actions as are necessary or appropriate such that the employment of each Automatic Transfer Employee will transfer to Purchaser or its Affiliate automatically as of the Closing Date. If the transfer of any Business Employee requires a prior authorization from any Governmental Authority for staff representative members under applicable Laws, Seller shall use commercially reasonable efforts to comply with such Action in order to obtain such authorization no later than the Closing. To the extent that the transfer of any such Business Employee is delayed due to the absence of such authorization, the employment of such Business Employee shall transfer at the earliest possible time or the parties hereto shall use commercially reasonable efforts to second or otherwise make available the services of such Business Employee to Purchaser, subject to the Business Employee’s consent (such Business Employees together being the “Seconded Employees”). Purchaser shall be responsible and promptly pay (including, where relevant, reimbursing Seller) for all Employee Costs for such Seconded Employees arising during the relevant period of such secondment or service provision. “Employee Costs” for the purposes of this Section 7.01(b) shall mean salary and any other costs or Liabilities directly related to providing any contractual customary benefits to the Seconded Employees, including bonus costs, pension contributions, social security costs and any Tax costs. With respect to any such Business Employees, all references to the “Closing” or “Closing Date” in this Agreement, shall refer to the date on which such Business Employee becomes an Automatic Transfer Employee.

(c) Offer Employees.

(i) With respect to Business Employees who are not Transferred Entity Employees, where the Acquired Rights or the local employment or other Laws do not provide for the automatic transfer of Business Employees upon the transfer of a portion of the Business (or in any jurisdiction where the Acquired Rights or local employment or other Laws do provide for the automatic transfer of employees upon the transfer of a portion of the Business but for any reason any relevant Business Employee does not transfer automatically by operation of law) (each such Business Employee, an “Offer Employee”), then Purchaser shall, or shall cause one of its Affiliates to (A) at least thirty (30) days prior to the Closing (or any longer period of time required by applicable Law), offer employment in writing to each such Offer Employee, (B) allow each such Offer Employee seven days (or, if longer than seven days, the period of time required by local Law) to consider such offer and (C) notify Seller promptly whether each such offer has been accepted or rejected.

(ii) Each offer of employment made by Purchaser or one of its Affiliates to a Business Employee shall provide for (A) (1) base salary or hourly wage rate, as applicable and (2) short-term incentive compensation opportunities that are, in the aggregate, no less favorable than those provided to such Business Employee immediately prior to the Closing; provided, that in no event shall such Business Employee’s base salary or hourly wage rate, as applicable, be less than the base salary or hourly wage rate paid to such Business Employee immediately prior to Closing, (B) employee benefits (excluding equity and other long-term incentive opportunities) that are, in the aggregate, no less favorable than those provided to such Business Employee immediately prior to the Closing; provided, that Purchaser shall not be required to provide such employee benefits in the form of employee benefits so long as Purchaser provides compensation to such Business Employee of no less favorable value than such employee benefits (taking into account any Tax effects) (in addition to the compensation required to be provided pursuant to clause (A)), and (C) employment in the same or a substantially similar position and work location (within a thirty (30-) mile radius or such shorter distance required by applicable Law or such Business Employee’s employment agreement in order to avoid the imposition of severance or other termination obligations) as those provided to such Business Employee immediately prior to the Closing. Purchaser shall (x) disclose the material terms of the offers of employment made pursuant to this Section 7.01(c)(ii) to Seller at least five (5) Business Days prior to the making of any such offer and (y) promptly notify Seller upon making any such offers. Such offers (or, where applicable, the continuation of employment) shall be on terms sufficient to avoid contractual, statutory or common law severance, termination or separation benefits or any other legally mandated payment obligations, other than where such severance, termination or other obligations are automatic and may, if Seller reasonably requests, make employment contingent upon the Transferred Business Employee’s waiver of any and all claims or right to severance in connection with the transfer of employment.

(iii) Each Business Employee who arrives at his then applicable place of employment in the Business on the first Business Day immediately following the applicable Closing Date shall be deemed for all purposes of this Agreement to have accepted Purchaser’s or one of its Affiliate’s offer of employment for all purposes of this Agreement.

(iv) The parties hereto intend that the transactions contemplated by this Agreement, including the transfers of employment, shall not constitute a severance or termination of employment of any Business Employee prior to or upon the Closing for purposes of any severance or termination benefit plan, program, policy, agreement or arrangement of Seller or any of its Affiliates, and that Transferred Business Employees shall have continuous and uninterrupted employment immediately before and immediately after the Closing, and Purchaser shall (and shall cause its Affiliates to) comply with any requirements under applicable Law to ensure the same.

(d) Long-Term Disability Business Employee. Notwithstanding anything to the contrary in this Section 7.01 and subject to the transfer of the relevant Business Employee by operation of Laws, if any Business Employee who is not a Transferred Entity Employee is receiving long-term disability benefits as of the Closing Date pursuant to a Benefit Plan is, within twelve (12) months following the Closing Date (or such longer period within which Seller would have been required to re-employ or continue to employ such Business Employee in accordance with applicable Law if the transactions contemplated by this Agreement had not occurred), able to return to work (such employee as listed on Section 7.01(d) of the Seller Disclosure Letter (as updated from time to time prior to the Closing) an “LTD Employee”), Purchaser shall offer employment to such LTD Employee on terms consistent with those applicable to Business Employees generally under this Article VII; provided, however, that such offer of employment shall be contingent upon the LTD Employee being capable of returning to work within twelve (12) months following the Closing Date. With respect to each such LTD Employee who commences employment with Purchaser, references to “Closing” and “Closing Date” in this Article VII shall be deemed to refer to the date that such Business Employee or Former Business Employee commences employment with Purchaser.

(e) Definitions. Each Transferred Entity Employee, Automatic Transfer Employee, Offer Employee and LTD Employee whose employment transfers to Purchaser pursuant to this Section 7.01 shall be referred to herein as a “Transferred Business Employee”.

SECTION 7.02. Terms and Conditions of Employment. Purchaser shall, or shall cause its Affiliates to, provide to each Transferred Business Employee, for at least one (1) year immediately following the Closing Date (a) (i) base salary or wage rate, as applicable and (ii) short-term incentive compensation opportunities that are, in the aggregate, no less favorable than those provided to such Transferred Business Employee immediately prior to the Closing; provided, that in no event shall such Transferred Business Employee’s base salary or hourly wage rate, as applicable, be less than the base salary or hourly wage rate paid to such Transferred Business Employee immediately prior to Closing, (b) employee benefits (excluding equity and other long-term incentive opportunities) that are, in the aggregate, no less favorable than those provided to such Transferred Business Employee immediately prior to the Closing; provided, that Purchaser shall not be required to provide such employee benefits in the form of employee benefits so long as Purchaser provides to such Transferred Business Employee compensation of no less favorable value than such employee benefits (taking into account any Tax effects) (in addition to the compensation required to be provided pursuant to clause (a)), (c) the same or substantially similar position and work location (within a thirty (30-) mile radius or such shorter distance required by applicable Law or such Transferred Business Employee’s employment agreement in order to avoid the imposition of severance or other termination obligations) as those provided to such Transferred Business Employee immediately prior to the Closing, (d) for each Non-U.S. Transferred Business Employee, other terms and conditions of employment (including seniority and other service credit) and types and amounts of other compensation and benefits that are no less favorable, in the aggregate, than those in effect for each such Non-U.S. Transferred Business Employee immediately prior to the Closing, and (e) severance or termination benefits that are no less favorable than those severance or termination benefits applicable to such Transferred Business Employee as of immediately prior to the Closing, taking into account such Transferred Business Employee’s additional period of service and increases (but not decreases) in compensation following the Closing. Purchaser and its Affiliates shall, in addition to meeting the applicable requirements of this Section 7.02, comply with any additional obligations or standards arising under applicable Laws, Contracts or Transferred Benefit Plans, in each case, governing the terms and conditions of employment or termination of employment of the Transferred Business Employees.

SECTION 7.03. Service Credit. As of and after the Closing, Purchaser shall , or shall cause its applicable Affiliate (including any Transferred Entity) to, give each Transferred Business Employee full credit for purposes of eligibility, vesting and benefit levels and accruals, under (a) any Transferred Benefit Plans, (b) each other employee benefit plan, policy or arrangement, and (c) any other service-based or seniority-based entitlement, in each case maintained or made available for the benefit of Transferred Business Employees as of and after the Closing by Purchaser or any of its Affiliates (including the Transferred Entities), for such Transferred Business Employee’s service prior to the Closing with Seller and its applicable Affiliates (including the Transferred Entities) and their respective predecessors, to the same extent such service is recognized by Seller and its applicable Affiliates (including the Transferred Entities) immediately prior to the Closing or, for purposes of any Transferred Benefit Plan, in accordance with the terms of such plan; provided, that such credit shall not be given to the extent that it would result in a duplication of benefits for the same period of service.

SECTION 7.04. Health Coverage. Purchaser shall use commercially reasonable efforts to, effective as of the Closing, cause each Transferred Business Employee (and his or her eligible dependents) to be covered by a group health plan or plans that comply with the provisions of Section 7.02 (the “Purchaser Health Plans”). Purchaser shall use commercially reasonable efforts to, or shall use commercially reasonable efforts to cause its applicable Affiliates to, cause the Purchaser Health Plans to (a) not limit or exclude coverage on the basis of any pre-existing condition of such Transferred Business Employee or dependent or on the basis of any other exclusion or waiting period not in effect under the applicable group health Seller Benefit Plan or Transferred Benefit Plan, and (b) to the extent that such Transferred Business Employee becomes eligible to participate in such Purchaser Health Plans for the first time following the Closing, provide such Transferred Business Employee full credit, for the first (1st) year of eligibility, for any deductible, co-payment or out-of-pocket expenses already incurred by the Transferred Business Employee under the applicable group health Seller Benefit Plan or Transferred Benefit Plan during such year for purposes of any deductible, co-payment or maximum out-of-pocket expense provisions, as applicable, of such Purchaser Health Plans.

SECTION 7.05. Welfare Plans. Effective as of the Closing, Purchaser or one of its Affiliates shall be responsible for all Liabilities relating to welfare benefit claims of Transferred Business Employees and Former Business Employees under the Transferred Benefit Plans, whether arising before, on or after the Closing.

SECTION 7.06. Severance and Other Termination Liabilities. In the event that (a) Purchaser or one of its Affiliates fails to provide an Offer Employee with an offer that is compliant with Section 7.01(c)(ii), (b) Purchaser or one of its Affiliates fails to comply with its obligations under the Acquired Rights in relation to an Automatic Transfer Employee, (c) Purchaser or one of its Affiliates fails to materially comply with its obligations to a Transferred Business Employee under Section 7.02 and such Business Employee’s employment is terminated (including as a result of such Business Employee’s legitimate execution of his or her right to object to a transfer of employment under applicable Laws), or (d) the transactions contemplated by this Agreement, or any action taken to effectuate the transactions contemplated by this Agreement, result in a Business Employee being deemed to have incurred a termination of employment (other than due to an Offer Employee’s rejection of an offer that is compliant with Section 7.01(c)(ii), which, in either case, results in any statutory, common law, contractual or other obligation, contingent or otherwise, of Seller or its Affiliates to pay any severance or other compensation or benefits to any Business Employee or any additional Liability incurred by Seller or its Affiliates in connection therewith (including any compensation payable during a mandatory termination notice period and any payments pursuant to a judgment of a court having jurisdiction over the parties), Purchaser shall, and shall cause its Affiliates to, reimburse and otherwise hold harmless Seller and its Affiliates for all such severance and additional Liabilities.

SECTION 7.07. Accrued Vacation, Sick Leave and Personal Time. Purchaser will recognize and assume all Liabilities with respect to accrued but unused vacation, sick leave and paid personal time for all Transferred Business Employees (including, without limitation, any Liabilities to Transferred Business Employees for payments in respect of earned but unused vacation, sick leave and personal time that arise as a result of the transfer of employment contemplated by this Article VII). Purchaser shall promptly (and, in any event, within 10 Business Days following the later of the Closing Date and the date of the applicable payment) reimburse Seller or its applicable Affiliates for any payments made by them to any Transferred Business Employees in respect of earned but unused vacation, sick leave and paid personal time that become due as a result of the transfer of employment contemplated by this Article VII. Purchaser shall allow Transferred Business Employees to use the vacation, sick leave and paid personal time recognized or established in accordance with the first sentence of this Section 7.07 in accordance with the terms of the programs of Seller and its Affiliates in effect immediately prior to the Closing Date (in addition to, and not in lieu of, any vacation, personal leave and sick time accrued under the applicable plans or policies of Purchaser or its Affiliates on or following the Closing).

SECTION 7.08. Immigration Compliance. From the Closing, Purchaser shall, or shall cause its applicable Affiliate to, take all action necessary to process and support visa, residence permit, green card or similar applications in respect of Business Employees as of the Closing Date. Following the date of this Agreement and prior to the Closing, Seller and Purchaser shall reasonably cooperate in all matters reasonably necessary to effect the process and support of such applications.

SECTION 7.09. WARN Act and Other Notices. Purchaser shall not take any action during the ninety- (90-) day period following the Closing with respect to the Business Employees that would give rise to a “plant closing” or “mass layoff” or group termination under the Worker Adjustment and Retraining Notification Act (the “WARN Act”) and any similar federal, state or local Law of the United States or any other similar applicable Law such as in particular, but not limited to, national European laws based on the EU Directive on collective redundancies (EU Council Directive 98/59/EC), whether standing alone or when aggregated with applicable pre-Closing employee layoffs. Seller agrees to provide, or to cause its Affiliates to provide, any required notice under the WARN Act and any similar federal, state or local Law of the United States or any other similar applicable Law and to otherwise comply with the WARN Act and such other Law with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act or the applicable Law) or group termination or similar event affecting Transferred Business Employees and occurring before or on the Closing Date (including as a result of the consummation of the transactions contemplated by this Agreement). Purchaser agrees to provide, or to cause its Affiliates to provide, any required notice under the WARN Act and any similar federal, state or local Law of the United States or any other similar applicable Law and to otherwise comply with the WARN Act and such other Law with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act or the applicable Law) or group termination or similar event affecting Transferred Business Employees occurring after the Closing Date. Purchaser shall assume liability for, and fully indemnify and hold harmless Seller and its Affiliates with respect to, any Liability incurred by Seller or any of its Affiliates pursuant to the WARN Act or any similar applicable Law in connection with any Business Employee, to the extent such liability arises from actions of Purchaser or any of its Affiliates after the Closing. Purchaser and Seller further agree to cooperate and provide sufficient information to each other, including with respect to the assessment of all lookback periods contemplated by the WARN Act and regarding their intentions to enable the identification of and timely notification to any employee to whom a notification obligation might attach and to enable the other to discharge its obligations under this Section 7.09 in a timely manner.

SECTION 7.10. Communications. Prior to the Closing, any employee notices or communication materials (including website postings) from Purchaser or its Affiliates to the Business Employees, including notices or communication materials with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement or employment thereafter, shall be subject to the prior review and approval of Seller, such approval not to be unreasonably withheld.

SECTION 7.11. Collective Bargaining Agreements. Subject to applicable Law, Purchaser agrees that as of and following the Closing Date, Purchaser shall recognize the Employee Representatives that are representing the Transferred Business Employees as of immediately prior to the Closing as the representatives of the Transferred Business Employees and shall apply the collective bargaining and other labor Contracts applicable to the Transferred Business Employees, in each case, to the same extent that Seller recognized such Employee Representatives and applied such Contracts as of immediately prior to the Closing. Purchaser shall indemnify and hold harmless Seller and its Affiliates with respect to any Liabilities attributable to the collective bargaining and other labor Contracts applicable to the Transferred Business Employees on or after the Closing Date.

SECTION 7.12. Labor Consultations. The parties hereto shall, prior to and after Closing, cooperate with each other and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to take (or cause to be taken) those actions to be taken by them in order to fulfill any obligations to inform and consult the Employee Representatives with respect to the Pre-Closing Restructuring and the transactions contemplated by this Agreement.

SECTION 7.13. Benefit Plans; Other Employee-Related Liabilities. As of the Closing, Purchaser and its Affiliates shall assume, or shall cause the Transferred Entities to assume or retain, as the case may be, and shall reimburse, indemnify and hold Seller and its Affiliates harmless against (x) all Liabilities and other obligations with respect to the Transferred Benefit Plans, (y) all Liabilities that arise outside of Benefit Plans (whether arising before, on or after the Closing) in respect of (i) Business Employees and (ii) Former Business Employees, and (z) all Liabilities that transfer to Purchaser and its Affiliates by operation of Law or pursuant to the transfer of the Transferred Equity Interests or that are otherwise specifically assumed by Purchaser in this Article VII. Except as otherwise expressly provided in this Article VII (including Section 7.15 and Section 7.16), Purchaser shall not assume any obligations under, or Liabilities with respect to, or receive any right or interest in any trusts relating to, any assets of or any insurance, administration or other contracts, or related obligations pertaining to, any Seller Benefit Plan, and the Transferred Business Employees shall cease to accrue further benefits under the Seller Benefit Plans as of and following the Closing, including any Seller Benefit Plan that is a defined benefit pension plan or equity incentive plan.

SECTION 7.14. US Defined Contribution Plans. As soon as administratively feasible after the Closing (but in no event later than the earlier of (i) the 90th day following the Closing and (ii) the expiration of the term set forth in the Transition Services Agreement), Purchaser shall make available one or more defined contribution plans (collectively, the “Purchaser U.S. DC Plans”) for the benefit of the U.S. Transferred Business Employees who participated, as of immediately prior to the Closing, in one or more defined contribution plans maintained by Seller or its Affiliates (other than the Transferred Entities) that are intended to be qualified under Section 401(a) of the Code (collectively, the “Seller U.S. DC Plans”). Each such U.S. Transferred Business Employee shall be given credit under the respective Purchaser U.S. DC Plan for all service with and compensation from Seller and its Affiliates and their respective predecessors as if it were service with and compensation from Purchaser for purposes of determining eligibility and vesting under each respective Purchaser U.S. DC Plan. The applicable Purchaser U.S. DC Plans shall be tax-qualified in the same manner as the corresponding Seller U.S. DC Plans, and Purchaser shall provide Seller any determination letters or similar documentation evidencing such qualification. Each Purchaser U.S. DC Plan will provide for the receipt in kind from the U.S. Transferred Business Employees of “eligible rollover distributions” (as such term is defined under Section 402 of the Code) from the Seller U.S. DC Plans, including notes corresponding to loans.

SECTION 7.15. Cash Incentives and Other Assumed Liabilities. Purchaser shall, or shall cause one of its Affiliates to, assume unpaid Liabilities to Business Employees (including, without limitation, the employer portion of any Taxes payable with respect thereto) related to cash payments under any sales commission, annual bonus or other cash incentive programs or arrangements (including, without limitation, any retention bonus), in each case in respect of any period that includes the Closing (the “Closing Year Cash Incentives”). On or prior to the Closing Date, Seller shall inform Purchaser in writing of the Closing Year Cash Incentives under any corporate plans. Purchaser shall, or shall cause one of its Affiliates to, make cash payments to the Business Employees who remain employed with Purchaser or one of its Affiliates through the end of the applicable period of the applicable Closing Year Cash Incentives. The Closing Year Cash Incentives shall be paid to the Business Employees as soon as practicable after the end of the applicable period that includes the Closing in accordance with the terms of such plan or arrangement.

SECTION 7.16. Deferred Compensation Plans. Effective as of the Closing, Purchaser shall, or shall cause one of its Affiliates to, assume the Liabilities attributable to the Business Employees under the Seller Deferred Compensation Plan (including, without limitation, the employer portion of any Taxes payable with respect thereto) as set forth in Section 7.16 of the Seller Disclosure Letter (as updated from time to time prior to the Closing) in accordance with the terms of the Seller Deferred Compensation Plan and all elections thereunder and establish its own deferred compensation plan substantially similar to the Seller Deferred Compensation Plan to govern such assumed liabilities; provided, however, that Purchaser shall have no obligation to permit any Business Employees to make further contributions to its nonqualified deferred compensation plan. Following the Closing, Seller shall promptly provide Purchaser with any information reasonably requested by Purchaser to permit the administration of such accounts.

SECTION 7.17. Flexible Spending Accounts. Purchaser and its Affiliates shall have in effect as of the Closing flexible spending reimbursement accounts for medical and dependent care expenses under a cafeteria plan qualifying under Section 125 of the Code (the “Purchaser Cafeteria Plan”) that provide benefits to U.S. Transferred Business Employees. Purchaser agrees to use commercially reasonable efforts to cause the Purchaser Cafeteria Plan to accept a spin-off of the flexible spending reimbursement accounts of the U.S. Transferred Business Employees from the cafeteria plan in which U.S. Transferred Business Employees participate immediately prior to the Closing (the “Seller Cafeteria Plan”) and to honor and continue through the end of the calendar year in which the Closing Date occurs the elections made by each U.S. Transferred Business Employee under the Seller Cafeteria Plan in respect of the flexible spending reimbursement accounts that are in effect immediately prior to the Closing. Purchaser shall credit or debit, as applicable, effective as of the Closing Date, the applicable account of each U.S. Transferred Business Employee under the Purchaser Cafeteria Plan with an amount equal to the balance of such Transferred Business Employee’s account under the Seller Cafeteria Plan as of immediately prior to the Closing Date. As soon as practicable following the Closing Date, Seller and its Affiliates shall cause to be transferred from the Seller Cafeteria Plan to the Purchaser Cafeteria Plan the excess, if any, of the aggregate accumulated contributions to the flexible spending reimbursement accounts made prior to the Closing during the year in which the Closing Date occurs by US. Transferred Business Employees over the aggregate reimbursement payouts made prior to the Closing for such year from such accounts to the U.S. Transferred Business Employees. If the aggregate reimbursement payouts from the flexible spending reimbursement accounts made prior to the Closing during the year in which the Closing Date occurs made to Transferred Business Employees exceed the aggregate accumulated contributions to such accounts prior to the Closing for such year by the Transferred Business Employees, Purchaser shall cause such excess to be transferred to Seller as soon as practicable following the Closing Date. From and after the Closing, Purchaser and its Affiliates shall assume and be solely responsible for all claims by U.S. Transferred Business Employees under the Seller Cafeteria Plan whether incurred prior to, on or after the Closing Date, that have not been paid in full as of the Closing.

SECTION 7.18. No Employee Rights. Without limiting the generality of Section 12.08, nothing in this Article VII, express or implied, shall (a) confer upon any Business Employee, or legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement, (b) be construed to prevent Purchaser from terminating or modifying to any extent or in any respect any Transferred Benefit Plan or any other benefit plan, program or policy in accordance with its terms, or (c) constitute the establishment of, or an amendment to, any Benefit Plan (including any Transferred Benefit Plan) or any other benefit plan, program or policy sponsored, maintained or contributed to by Seller, any Transferred Entity, Purchaser or any of their Affiliates.

SECTION 7.19. Provision of Employee Data. Prior to Closing, subject to applicable law and entry into appropriate non-disclosure and use arrangements, Seller shall use commercially reasonable efforts, or shall cause its Subsidiaries to use commercially reasonable efforts, to provide Purchaser with all Business Employee data reasonably required for Purchaser to perform its obligations under this Article VII, including, to the extent applicable, information regarding short-term incentive compensation paid in the prior fiscal year, pension benefits (irrespective of the legal basis and including future employer contribution obligations), any other ancillary benefit (including 13th month’s salary (or any equivalent thereof), additional pay, medical or disability benefits, insurance, any company car or similar benefit), permitted secondary employment and any special dismissive protection (including based on pregnancy, disability, maternity/parental leave, or Employee Representative membership).

SECTION 7.20. UK Scheme.

(a) The Seller and its Affiliates shall:

(i) use their reasonable endeavors to ensure that, prior to the Closing, a flexible apportionment arrangement takes effect in relation to the relevant Transferred Entity in accordance with the requirements of the Employer Debt Laws whereby a member of the Seller Group takes responsibility under a legally enforceable agreement for all the liabilities of the relevant Transferred Entity in relation to the UK Scheme; or

(ii) if and to the extent, in the Seller’s reasonable opinion, it will not be possible to fulfil the obligation at (i) above, procure that the relevant Transferred Entity gives written notice to the trustees of the UK Scheme to cease with effect from a date on or prior to the Closing Date participating in the UK Scheme in accordance with the terms of the UK Scheme’s governing documents; and

(iii) on and from Closing, the Seller and its Affiliates shall indemnify and hold harmless the Purchaser from and against all liabilities that become due from the relevant member of the Seller Group as a result of: (A) any failure by the Seller to fulfil the obligation at (i) above; or, where applicable (B) under the Employer Debt Laws.

(b) The Seller and its Affiliates hereby undertakes to pay on demand to the Purchaser or its Affiliates a sum equal to each and any loss, liability, contribution, cost and expense incurred, sustained or paid by the Purchaser or its Affiliates which arises out of or in connection with any obligation on the Purchaser or any of its Affiliates to make any payment or to put in place financial support to or in respect of the UK Scheme on or after the Closing Date following exercise of the UK Pensions Regulator’s powers, including any power to issue a financial support direction or contribution notice under the Pensions Act 2004.

Article VIII

TAX MATTERS

SECTION 8.01. Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, except for Transfer Taxes relating to or with respect to the Pre-Closing Restructuring which shall be borne entirely by Seller, all Transfer Taxes imposed by any Governmental Authority, regardless of the Person on whom such Taxes are imposed, resulting from this Agreement and the transactions contemplated hereby shall be borne entirely by Purchaser. Purchaser shall be responsible for the timely filing of any Tax Return relating to Transfer Taxes and for the payment of such Transfer Taxes, except where and to the extent that only Seller is responsible for the filing of any such Tax Return under applicable Law. With respect to any Tax Return relating to Transfer Taxes that Purchaser is responsible for filing, Purchaser shall provide Seller with a copy of such Tax Return and proof of payment of the Transfer Taxes shown as due on such Tax Return within twenty (20) Business Days prior to the due date of such Tax Return. Purchaser shall provide Seller, at least twenty (20) Business Day after the transfer of the French Target Company, with one original “Reiterative Deed” duly stamped by the relevant French Tax Authority. Each of Seller and Purchaser shall reasonably cooperate with the other party and, subject to the other terms of this Agreement, shall take any action reasonably requested by such other party that does not cause it to incur any cost or material inconvenience in order to minimize Transfer Taxes. Purchaser shall pay to Seller or any of Seller’s Affiliates an amount equal to any losses suffered by Seller or any of its Affiliates as a result Purchaser failing to comply with its obligations under this Section 8.01.

SECTION 8.02. VAT. Where under the terms of this Agreement one party is liable to indemnify or reimburse another party in respect of any costs, charges or expenses, the payment shall include an amount equal to any VAT thereon not otherwise recoverable by the other party or the representative member of any VAT group of which it forms part. If any payment by the Purchaser under this Agreement constitutes the consideration for a taxable supply for VAT purposes, then (a) the Seller shall provide (or procure the provision of) to the payer a valid VAT invoice, and (b) except where the reverse charge procedure applies, and subject to the provision of a valid VAT invoice in accordance with (a), in addition to that payment the Purchaser shall pay to the Seller an amount equal to any VAT due.

SECTION 8.03. Tax Sharing Agreements. On or before the Closing Date, the rights and obligations of the Transferred Entities pursuant to all Tax sharing agreements or arrangements (other than this Agreement and other than the French Tax Consolidation Group Exit Agreement), if any, to which any of the Transferred Entities, on the one hand, and any member of the Seller Group, on the other hand, are parties, shall terminate, and neither any member of the Seller Group, on the one hand, nor any of the Transferred Entities, on the other hand, shall have any rights or obligations to each other after the Closing in respect of such agreements or arrangements.

SECTION 8.04. Tax Characterization of Adjustments. Seller and Purchaser agree to treat all payments made either to or for the benefit of the other following the Closing (including any payments made under any indemnity provisions of this Agreement) as adjustments to the Purchase Price and allocate such adjustments to the Target Companies’ Equities Interest and Transferred Assets to which they relate for all Tax purposes, and that such treatment shall govern for purposes hereof, except as otherwise required by applicable Law.

SECTION 8.05. Tax Returns.

(a) Seller shall prepare or shall cause to be prepared and timely file or cause to be timely filed in the required form any combined, consolidated or unitary Tax Return that includes any member of the Seller Group, on the one hand, and any of the Transferred Entities, on the other hand (a “Combined Tax Return”). Purchaser shall not (i) amend or revoke, and shall not cause or permit to be amended or revoked, any Combined Tax Return (or any notification or election relating thereto), (ii) make, revoke or change any Tax election or change any accounting method of any of the Transferred Entities that would have retroactive effect to a Pre-Closing Tax Period or (iii) initiate a voluntary disclosure with any Governmental Authority with respect to a Combined Tax Return, in each case, without the prior consent of Seller.

(b) Notwithstanding anything to the contrary in this Agreement, no member of the Seller Group shall be required to provide any Person with any Tax Return or copy of any Tax Return of (i) Seller or any other member of the Seller Group or (ii) a consolidated, combined, affiliated or unitary group that includes any member of the Seller Group (including any Combined Tax Return).

(c) To the extent permissible under applicable Laws, the parties agree to elect (and have the Transferred Entities elect) to have each Tax year of each Transferred Entity end on the Closing Date and, if such election is not permitted or required in a jurisdiction with respect to a specific Tax such that the Transferred Entity is required to file a Tax Return for a Straddle Period, to utilize the following conventions for determining the amount of Taxes attributable to the portion of the Straddle Period ending on the Closing Date: (i) in the case of property Taxes and other similar Taxes imposed on a periodic basis, the amount attributable to the portion of the Straddle Period ending on the Closing Date shall equal the Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period; and (ii) in the case of all other Taxes (including Income Taxes, sales Taxes, value-added Taxes, employment Taxes, withholding Taxes), the amount attributable to the portion of the Straddle Period ending on the Closing Date shall be determined as if the Transferred Entity (and to the extent relevant, any other entity in which a Transferred Entity owns an equity interest) filed a separate Tax Return with respect to such Taxes for the portion of the Straddle Period ending as of the end of the day on the Closing Date using a “closing of the books methodology.” The conventions in the immediately preceding sentence shall also be utilized for purposes of allocating Taxes imposed in a Straddle Period for purposes of determining the Income Tax Liability Amount.

(d) From the date of this Agreement until the Closing Date, Seller shall ensure that (i) the Tax Returns of the Transferred Entities are prepared and filed in a timely manner to the extent consistent with applicable Law and (ii) all Taxes payable by the Transferred Entities are paid in a timely manner. Seller shall, save where required by Law, file such Tax Returns in a manner consistent with past practice.

(e) Seller shall include the income of the U.S. Transferred Entities (including any deferred items triggered into income by Treasury Regulations Section 1.1502-13 and any excess loss account taken into income under Treasury Regulations Section 1.1502-19) on Seller’s Combined Tax Returns for all periods through the end of the Closing Date and pay any Income Taxes attributable to such income. The U.S. Transferred Entities shall furnish Tax information to Seller for inclusion in Seller’s Combined Tax Returns for the period that includes the Closing Date in accordance with past custom and practice.

(f) With respect to any Transferred Entity that is a CFC immediately before Closing, Seller shall be entitled to make an election under Treasury Regulation Section 1.245A-5(e)(3)(i) to close the taxable year of such Transferred Entity as of the Closing Date for U.S. federal income Tax purposes (and any comparable provisions of applicable state or local tax law) (the “245A Election”). Purchaser and Seller shall cooperate with each other to take all actions necessary and appropriate (including entering into any agreements and filing such additional forms, returns, or other documents as may be required) to effect and preserve the 245A Election in accordance with the provisions of Treasury Regulation Section 1.245A-5(e)(3)(i) (or any comparable provisions of state or local tax law). Purchaser and Seller further agree to file all Tax Returns and any other filings in a manner consistent with the 245A Election.

(g) Seller shall cooperate with Purchaser and any Transferred Entity to timely elect (taking into account any statutory deadline under applicable Law) to ensure that, pursuant to the provisions of section 171A TCGA and section 792 CTA2009, any de-grouping charge which would otherwise arise to a Transferred Entity under part 6 TCGA or section 780 CTA 2009, as applicable, as a result of the Pre-Closing Restructuring, arises instead to a member or members of the Seller Group (which member or members the Seller may select in its discretion).

SECTION 8.06. Tax Information and Cooperation. Seller and Purchaser shall provide each other with such cooperation and information as any of them reasonably may request of the other in filing any Tax Return, amended return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes or participating in or conducting any audit or other proceeding in respect of Taxes. Any information obtained under this Section 8.06 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.

SECTION 8.07. Transactions Relating to Foreign Subsidiaries. Purchaser hereto agrees that it shall not make an election under Section 338(g) of the Code with respect to any Transferred Entity that is a CFC, without the prior written consent of Seller, which may be withheld in Seller’s sole discretion.

SECTION 8.08. Tax Contests.

(a) If any Governmental Authority issues a Tax Claim, Purchaser or Seller (as applicable) shall notify the other party of receipt of such Tax Claim from the Governmental Authority promptly and in all events within ten (10) Business Days. Such notice shall specify in reasonable detail for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the Tax Authority.

(b) In the case of a Tax Proceeding of or with respect to any Transferred Entity for any taxable period ending on or before the Closing Date, Purchaser shall have the right to control such Tax Proceeding; provided, however, that (i) Seller shall have the right to participate in such Tax Proceedings and attend any meetings or conferences with the relevant Governmental Authority at its own expense and (ii) Purchaser shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed) if such Tax Proceeding is reasonably expected to have a material impact on the Tax Returns of (x) Seller or any other member of the Seller Group or (y) a consolidated, combined or unitary group that includes any member of the Seller Group (including any Combined Tax Return).

(c) Notwithstanding anything to the contrary in this Agreement, Seller shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to (i) any Tax Return of Seller or a member of the Seller Group; and (ii) any Tax Return of a consolidated, combined or unitary group that includes any member of the Seller Group (including any Combined Tax Return).

Article IX

CONDITIONS TO CLOSING

SECTION 9.01. Conditions to Obligations of Seller. The obligation of Seller to consummate the Acquisition shall be subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

(a) (i) The Purchaser Fundamental Representations shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (other than such Purchaser Fundamental Representations that refer to a specified date, which need only be so true and correct on and as of such specified date), in each case, disregarding all qualifications or limitations as to “materiality” or any similar qualifications therein, (ii) the representations and warranties of Purchaser in Article V (other than the Purchaser Fundamental Representations) shall be true and correct as of the Closing Date as though made on and as of the Closing Date (other than those representations and warranties that are made as of a specified date, in which case, such representations and warranties shall be true and correct in all respects as of such date), in each case, disregarding all qualifications or limitations as to “materiality” or any similar qualifications therein, except where the failure of such representations and warranties to be true and correct in the aggregate has not had and could not reasonably be expected to prevent or materially impair or delay any of Purchaser or the Purchaser Parties from performing its obligations under this Agreement and the Ancillary Agreements or from consummating the transactions contemplated hereby or thereby, and (iii) Seller shall have received a certificate, in form and substance reasonably satisfactory to Seller, signed by a senior officer of Purchaser to such effect.

(b) The covenants, obligations and agreements contained in this Agreement to be complied with by Purchaser at or before the Closing shall have been complied with in all material respects and Seller shall have received a certificate, in form and substance reasonably satisfactory to Seller, signed by a senior officer of Purchaser to such effect.

(c) (i) The waiting periods or clearances required under the Antitrust Laws and foreign investment Laws in the jurisdictions set forth on Section 9.01 of the Seller Disclosure Letter shall have expired or been terminated or otherwise obtained and (ii) the CFIUS Clearance shall have been obtained.

(d) Either (i) DCSA shall have communicated in writing its acceptance of a FOCI mitigation plan or non-objection to proceeding with Closing of the transactions contemplated by this Agreement, such as by requesting the parties submit a signed commitment letter or other document setting forth intended mitigation of FOCI as provided in the NISPOM, or (ii) if DCSA shall not have communicated in writing its acceptance of a FOCI mitigation plan or non-objection to proceeding with Closing of the transactions contemplated by this Agreement, DCSA shall not have taken any action to reject the proposed FOCI mitigation plan and CFIUS Clearance shall have been obtained.

(e) There shall be no Governmental Order in existence that restrains, enjoins or otherwise prohibits the consummation of the Closing.

(f) Each of Purchaser and, if applicable, the Purchaser Parties shall have executed and delivered to Seller each of the Transaction Documents to which it is a party, including the documents described in Section 2.05(b) and 2.05(d).

(g) If the proposed Closing Date is prior to the Expiry Date, (i) the Consultation Process shall have been completed in accordance with applicable Law, and either (A) the last applicable Works Council shall have delivered its express final opinion in connection with the Acquisition and any other transactions contemplated by this Agreement, or (B) the last applicable Works Council shall have been deemed under applicable Law and/or in accordance with applicable collective bargaining agreements to have issued a negative opinion in connection with the Acquisition and any other transactions contemplated by this Agreement, and (ii) the Information Process shall have been completed in accordance with applicable Law, and either (A) Seller or its relevant Affiliate shall have received a waiver from all relevant employees of their rights under articles L. 141-23 et seq. of the French Commercial Code, or (B) in the absence of receipt of such waiver, a two-month period shall have expired following the date on which the last notice of information has been delivered to the relevant employees pursuant to the Information Process, and, in the case of either clause (i) or clause (ii), a period of five (5) Business Days shall have elapsed thereafter.

SECTION 9.02. Conditions to Obligations of Purchaser. The obligation of Purchaser to consummate the Acquisition shall be subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

(a) (i) The Seller Fundamental Representations shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (other than such Seller Fundamental Representations that refer to a specified date, which need only be so true and correct on and as of such specified date), in each case, disregarding all qualifications or limitations as to “materiality” or any similar qualifications therein, (ii) the representations and warranties of Seller set forth in Section 3.04(a) and (c) (Equity Interests in the Transferred Entities; Title) shall be true and correct in all but de minimis respects as of the Closing Date as though made on and as of the Closing Date (other than such representations and warranties that refer to a specified date, which need only be so true and correct on and as of such specified date), (iii) the representation and warranty set forth in Section 4.03(b) (No Material Adverse Effect) shall be true and correct in all respects as of as of the Closing Date as though made on and as of the Closing Date, (iv) the representations and warranties of Seller in Article III and Article IV (other than the Seller Fundamental Representations, the representations and warranties set forth in Section 3.04(a) and (c) (Equity Interests in the Transferred Entities; Title) and the representation and warranty set forth in Section 4.03(b) (No Material Adverse Effect)) shall be true and correct as of the Closing Date as though made on and as of the Closing Date (other than those representations and warranties that are made as of a specified date, in which case, such representations and warranties shall be true and correct in all respects as of such date), in each case, disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” or any similar qualifications therein, except where the failure of such representations and warranties to be true and correct in the aggregate would not have a Material Adverse Effect, and (v) Purchaser shall have received a certificate, in form and substance reasonably satisfactory to Purchaser, signed by a senior officer of Seller to such effect.

(b) The covenants, obligations and agreements contained in this Agreement to be complied with by Seller at or before the Closing shall have been complied with in all material respects and Purchaser shall have received a certificate, in form and substance reasonably satisfactory to Purchaser, signed by a senior officer of Seller to such effect.

(c) Since the date of this Agreement, there shall not have occurred any Material Adverse Effect and Purchaser shall have received a certificate, in form and substance reasonably satisfactory to Purchaser, signed by a senior officer of Seller to such effect.

(d) (i) The waiting periods or clearances required under the Antitrust Laws and foreign investment Laws in the jurisdictions set forth on Section 9.01 of the Seller Disclosure Letter shall have expired or been terminated or otherwise obtained and (ii) the CFIUS Clearance shall have been obtained.

(e) Either (i) DCSA shall have communicated in writing its acceptance of a FOCI mitigation plan or non-objection to proceeding with Closing of the transactions contemplated by this Agreement, such as by requesting the parties submit a signed commitment letter or other document setting forth intended mitigation of FOCI as provided in the NISPOM, or (ii) if DCSA shall not have communicated in writing its acceptance of a FOCI mitigation plan or non-objection to proceeding with Closing of the transactions contemplated by this Agreement, DCSA shall not have taken any action to reject the proposed FOCI mitigation plan and CFIUS Clearance shall have been obtained.

(f) There shall be no Governmental Order in existence that restrains, enjoins or otherwise prohibits the consummation of the Closing.

(g) Each of Seller and, if applicable, its Subsidiaries shall have executed and delivered to Purchaser each of the Transaction Documents to which it is a party, including the documents described in Section 2.05(a) and 2.05(d).

(h) If the proposed Closing Date is prior to the Expiry Date, (i) the Consultation Process shall have been completed in accordance with applicable Law, and either (A) the last applicable Works Council shall have delivered its express final opinion in connection with the Acquisition and any other transactions contemplated by this Agreement, or (B) the last applicable Works Council shall have been deemed under applicable Law and/or in accordance with applicable collective bargaining agreements to have issued a negative opinion in connection with the Acquisition and any other transactions contemplated by this Agreement, and (ii) the Information Process shall have been completed in accordance with applicable Law, and either (A) Seller or its relevant Affiliate shall have received a waiver from all relevant employees of their rights under articles L. 141-23 et seq. of the French Commercial Code, or (B) in the absence of receipt of such waiver, a two-month period shall have expired following the date on which the last notice of information has been delivered to the relevant employees pursuant to the Information Process, and, in the case of either clause (i) or clause (ii), a period of five (5) Business Days shall have elapsed thereafter.

SECTION 9.03. Frustration of Closing Conditions. Neither Purchaser nor Seller may rely on the failure of any condition set forth in Section 9.01 or Section 9.02, as the case may be, if such failure was primarily caused by such party’s failure to comply with any provision of this Agreement.

Article X

TERMINATION, AMENDMENT AND WAIVER

SECTION 10.01. Termination. This Agreement may be terminated at any time prior to the Closing (except as limited as to time in the case of paragraph (b) below):

(a) by the mutual written consent of Seller and Purchaser;

(b) by Seller or Purchaser, upon prior written notice to the other party, if the Closing shall not have occurred prior to September 8, 2022 (the “Initial Termination Date”); provided, that if any of the conditions set forth in (i) Section 9.01(c) or Section 9.02(d), (ii) Section 9.01(d) or Section 9.02(e) or (iii) Section 9.01(e) or Section 9.02(f) (in the case of this clause (iii), to the extent relating to any of the matters set forth in Section 9.01(c), Section 9.01(d), Section 9.02(d) or Section 9.02(e)) shall not have been satisfied or waived as of the Initial Termination Date but all other conditions set forth in Section 9.01, in the case of an extension sought by Purchaser, or Section 9.02, in the case of an extension sought by Seller, shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but provided that such conditions shall then be reasonably capable of being satisfied if the Closing were to take place on such date), then the party seeking to extend may, in its sole discretion, extend the Initial Termination Date to December 8, 2022 (the “Extended Termination Date”) by providing the other party written notice of such extension on or before the Initial Termination Date; provided, further, if any of the conditions set forth in (x) Section 9.01(c) or Section 9.02(d), (y) Section 9.01(d) or Section 9.02(e) or (z) Section 9.01(e) or Section 9.02(f) (in the case of this clause (z), to the extent relating to any of the matters set forth in Section 9.01(c), Section 9.01(d), Section 9.02(d) or Section 9.02(e)) shall not have been satisfied or waived as of the Extended Termination Date but all other conditions set forth in Section 9.01, in the case of an extension sought by Purchaser, or Section 9.02, in the case of an extension sought by Seller, shall have been satisfied or waived by the party seeking to extend the Extended Termination Date (other than those conditions that by their terms are to be satisfied at the Closing, but provided that such conditions shall then be reasonably capable of being satisfied if the Closing were to take place on such date), then the party seeking to extend may, in its sole discretion, extend the Extended Termination Date to March 8, 2023 (the “Final Termination Date”) by providing the other party written notice of such extension on or before the Extended Termination Date; provided, further, that the right to terminate this Agreement or extend the Initial Termination Date or the Extended Termination Date (as applicable) pursuant to this Section 10.01(b) shall not be available to any party whose breach of any representation, warranty, covenant or agreement in this Agreement primarily caused either (i) the Closing not to occur on or prior to the Initial Termination Date or Extended Termination Date (as applicable) (as the same may be extended in accordance with the term hereof) or (ii) the failure to satisfy the conditions to the obligations of the terminating party set forth in Article IX; provided, further, that neither Seller nor Purchaser shall have the right to terminate this Agreement pursuant to this Section 10.01(b) if the other party has initiated any Action to specifically enforce this Agreement while any such Action is still pending;

(c) by either party, upon prior written notice to the other party, if any applicable Governmental Authority shall have issued an order, decree or ruling or taken any other action which permanently restrains, enjoins or otherwise prohibits the Acquisition and such order, decree, ruling or other action shall have become final and non-appealable;

(d) by Purchaser, if Seller shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 9.02 and (ii) (A) cannot be cured by the Termination Date or (B) if capable of being cured, such breach or failure shall not have been cured by the earlier of (x) thirty (30) Business Days following receipt of written notice (which notice shall specify in reasonable detail the nature of such breach or failure and Purchaser’s intention to terminate this Agreement if such breach or failure is not cured) from Purchaser of such breach or failure and (y) one (1) Business Day prior to the earlier of the Termination Date and the date on which this Agreement may otherwise be terminated by Purchaser in accordance with this Section 10.01; provided, that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 10.01(d) if it is then in breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 9.01; or

(e) by Seller, if Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 9.01 and (ii) (A) cannot be cured by the Termination Date or (B) if capable of being cured, such breach or failure shall not have been cured by the earlier of (x) thirty (30) Business Days following receipt of written notice (which notice shall specify in reasonable detail the nature of such breach or failure and Seller’s intention to terminate this Agreement if such breach or failure is not cured) from Seller of such breach or failure and (y) one (1) Business Day prior to the earlier of the Termination Date and the date on which this Agreement may otherwise be terminated by Seller in accordance with this Section 10.01; provided, that Seller shall not have the right to terminate this Agreement pursuant to this Section 10.01(e) if it is then in breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 9.02.

SECTION 10.02. Effect of Termination. In the event of termination of this Agreement in accordance with Section 10.01, (a) this Agreement shall be null and void and of no further force and effect, except that this Section 10.02, Section 6.03(a), Section 6.16(f) and Article XII and the Confidentiality Agreement shall survive any such termination and (b) such termination shall relieve each party to this Agreement from liability for all violations of this Agreement that occurred prior to such termination other than liability for Fraud or any Willful Breach that occurred prior to such termination.

SECTION 10.03. No Other Rights of Rescission or Termination. Other than in accordance with Section 10.01, no party shall be entitled to rescind or terminate this Agreement in any circumstances whatsoever (whether before or after the Closing), other than any liability for (or remedy in respect of) Fraud.

Article XI

INDEMNIFICATION

SECTION 11.01. Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Closing, and thereafter there will be no liability in respect thereof, other than (a) those covenants and agreements set forth in Sections 6.01(d) and 6.01(e) shall survive the Closing for six (6) months (provided, that the underlying facts and circumstances giving rise to any post-Closing claim by Purchaser for breach of Seller’s pre-Closing covenants and agreements in Section 6.01(d) and 6.01(e) could not also be framed as a claim for breach of Seller’s representations and warranties set forth in Article III or Article IV but for the limitations set forth in this Section 11.01), (b) those covenants and agreements which by their nature or their express terms are required to be performed or complied with in whole or in part after the Closing (each, a “Post-Closing Covenant”), which covenants and agreements shall survive the Closing in accordance with their respective terms, (c) claims for Fraud with respect to the making of the representations and warranties and covenants contained in this Agreement, (d) claims in connection with Article II of this Agreement and (e) pursuant to Article XII. Purchaser acknowledges and agrees that, from and after the Closing, neither Seller nor any of its Affiliates or representatives shall have any obligation or liability for any costs or expenses (including legal fees and disbursements), judgments, fines, losses, damages or liabilities incurred by Purchaser or any of its Affiliates, successors or assigns as a result of any inaccuracy or breach of the representations and warranties of Seller set forth in Article III or Article IV of this Agreement, other than in the event of Fraud. Without limiting the generality of the foregoing or anything else in this Agreement, from and after the Closing (other than in the case of Fraud): (a) Purchaser, on behalf of itself, its Affiliates, and its and their respective representatives, hereby fully, unconditionally and irrevocably waives (and discharges and releases Seller, its Affiliates and its and their respective representatives, and its and their respective successors and assignees for) any and all claims, demands, torts, liens, suits, Actions, causes of action, debts, damages, obligations, liabilities and rights whatsoever, at law or in equity, whether known or unknown, suspected or unsuspected, now existing or which may hereafter accrue (each, a “Claim”), directly or indirectly, arising out of or related to the transactions contemplated by this Agreement, other than with respect to any covenants or agreements that expressly survive the Closing pursuant to this Section 11.01 and the express rights to indemnification pursuant to Section 11.02; and (b) Seller, on behalf of itself, its Affiliates, and its and their respective representatives, hereby fully, unconditionally and irrevocably waives (and discharges and releases Purchaser, the Transferred Entities, their respective Affiliates and its and their respective representatives, and its and their respective successors and assignees for) any and all Claims, directly or indirectly, arising out of or related to the transactions contemplated by this Agreement, other than with respect to any covenants or agreements that expressly survive the Closing pursuant to this Section 11.01 and the express rights to indemnification pursuant to Section 11.02. Notwithstanding the foregoing, the parties agree that the Ancillary Agreements shall survive the Closing. Neither Seller nor Purchaser shall, and each shall cause its Affiliates to not, make any claim or demand, or commence any proceeding asserting any claim or demand, including any claim of contribution or any indemnification, against any Person with respect to any Liabilities expressly released pursuant to this Section 11.01. Notwithstanding anything contained herein to the contrary, to the extent that a party has delivered written notice to another party with respect to a breach of a covenant or agreement prior to the date on which such party’s right to bring a claim with respect to such covenant or agreement would expire in accordance with the terms of this Section 11.01, then any such claim, and the related covenant or agreement on which such claim is based, shall survive (solely for the purposes of such claim) until such claim is fully resolved or finally judicially determined in accordance with the provisions of this Agreement.

SECTION 11.02. Indemnification; Remedies. (a) From and after the Closing, Seller shall indemnify, defend and hold harmless Purchaser and its Affiliates (including the Transferred Entities) (collectively, the “Purchaser Indemnified Persons”) from and against any and all losses actually suffered, incurred or sustained by any of them (without duplication for any indemnification that may be sought under more than one clause of this Section 11.02(a)) that result from, relate to or arise out of:

(i) any breach of Seller’s Post-Closing Covenants contained in this Agreement;

(ii) any Retained Liabilities or Excluded Assets; or

(iii) any Taxes resulting from the Pre-Closing Restructuring (including any Taxes that arise or result from a Transferred Entity ceasing to be grouped for Tax purposes with Seller or members of the Seller Group as a result of the Pre-Closing Restructuring, and any Taxes, costs and expenses in connection with information reporting requirements under DAC6 or otherwise in relation to the Pre-Closing Restructuring).

Notwithstanding any other provisions of this Agreement, the obligation of Seller to indemnify Purchaser Indemnified Persons in respect of the Taxes described in Section 11.02(a)(iii) shall survive until the date that is ninety (90) days after expiration of the applicable statute of limitations to which any such Tax relates; provided, however, that such obligation shall continue to survive with respect to any Tax Claim made by a Governmental Authority prior to the expiration of the foregoing survival period until such Tax Claim is resolved or settled in full and the applicable Purchaser Indemnified Person has been fully indemnified and reimbursed in full in accordance with Section 11.02(a)(iii).

(b) There shall be no obligation to indemnify under Section 11.02(a) to the extent that any claim for indemnification is the subject of a specific reserve or accrual reflected or included in the Financial Statements, Closing Net Indebtedness or Modified Working Capital. For purposes of Section 11.02(a), all losses shall be reduced by (A) the amount of any insurance proceeds recovered by Purchaser or any Purchaser Indemnified Person with respect to such loss (net of any reasonable out-of-pocket expenses incurred in collecting such insurance proceeds (including premium adjustments)), (B) any indemnity, contribution or other similar payment recovered from any third party by, Purchaser or any Purchaser Indemnified Person with respect to such loss, and (C) an amount equal to any net reduction of Income Taxes of Purchaser or any Purchaser Indemnified Person attributable to a Tax benefit realized as a direct result of such loss actually recognized and determined on a with and without basis.

(c) From and after the Closing, Purchaser shall, and shall cause the Transferred Entities to, jointly and severally, indemnify, defend and hold harmless Seller and its Affiliates (collectively, the “Seller Indemnified Persons”) from and against any and all losses actually suffered, incurred or sustained by any of them (without duplication for any indemnification that may be sought under more than one clause of this Section 11.02(c)) that result from, relate to or arise out of:

(i) any breach of Purchaser’s Post-Closing Covenants contained in this Agreement;

(ii) the ownership, operation or conduct of the Business, whether the same shall arise prior to, on or following the Closing Date; or

(iii) the Assumed Liabilities;

in each case, to the extent such losses (A) are not specifically covered by Seller’s indemnification obligations under Section 11.02 or Purchaser’s indemnification obligations under Sections 6.05(c), 6.16(f) or 6.17(d)(i) (provided, this clause (A) shall not limit Purchaser’s obligations under Sections 6.05(c), 6.16(f) or 6.17(d)(i)) or (B) do not relate to any Seller Indemnified Person’s obligation under this Agreement or the other Transaction Documents to be performed after the Closing, or any Seller Indemnified Person’s breach or non-fulfillment of any covenant or agreement made by any Seller Party, under this Agreement or any Contract after the Closing, including the Transition Services Agreement, or any inaccuracy in, misrepresentation of, or breach of (or Fraud with respect to) the representations and warranties of Selling Parties contained in Article III or Article IV.

(d) For purposes of Section 11.02(c), all losses shall be reduced by (A) the amount of any insurance proceeds recovered by Seller or any Seller Indemnified Person with respect to such loss (net of any reasonable out-of-pocket expenses incurred in collecting such insurance proceeds (including premium adjustments)), (B) any indemnity, contribution or other similar payment recovered from any third party by, Seller or any Seller Indemnified Person with respect to such loss, and (C) an amount equal to any net reduction of Income Taxes of Seller or any Seller Indemnified Person attributable to a Tax benefit realized as a direct result of such loss.

SECTION 11.03. Notice of Claim; Defense. (a) If (i) any third party or Governmental Authority institutes, threatens or asserts any action that may give rise to losses for which a party (an “Indemnifying Party”) may be liable for indemnification under this Article XI (a “Third-Party Claim”) or (ii) any Person entitled to indemnification under this Agreement (an “Indemnified Party”) shall have a claim to be indemnified by an Indemnifying Party that does not involve a Third-Party Claim (a “Direct Claim”), then, in case of clause (i) or (ii), the Indemnified Party shall promptly send to the Indemnifying Party a written notice specifying (to the extent known) the nature of such claim and the amount of all related losses (a “Claim Notice”); provided, however, that any failure to give such Claim Notice or to provide any such facts or amounts shall not affect the rights of the indemnified parties except to the extent that such failure actually prejudices the Indemnifying Party.

(b) In the event of a Third-Party Claim, the Indemnifying Party may elect to retain counsel of its choice, reasonably acceptable to the relevant Indemnified Parties, to represent such Indemnified Parties in connection with such Action and shall pay the fees, charges and disbursements of such counsel. Should the Indemnifying Party so elect to assume the defense of a Third-Party Claim, the Indemnified Parties may participate, at their own expense and through legal counsel of their choice, in any such Action, provided that (i) the Indemnifying Party may elect to control the defense of the Indemnified Parties in connection with such Action and (ii) the Indemnified Parties and their counsel shall cooperate with the Indemnifying Party’s counsel in connection with such Action. The Indemnifying Party shall have the right to settle, compromise or discharge a Third-Party Claim either (A) with the prior written consent of the applicable Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed), or (B) without any Indemnified Party’s consent if such settlement, compromise or discharge (x) provides for no relief other than the payment of monetary damages (including no equitable relief) and such monetary damages are paid in full by the Indemnifying Party and (y) does not involve any finding or admission of any violation of Law or admission of any wrongdoing by any Indemnified Party. Notwithstanding the foregoing, if the Indemnifying Party elects not to retain counsel reasonably satisfactory to the relevant Indemnified Parties and assume control of such defense within a reasonable period of time or if both the Indemnifying Party and any Indemnified Party are parties to or subjects of such Action and conflicts of interests exist between the Indemnifying Party and such Indemnified Party, then the Indemnified Parties shall retain counsel reasonably acceptable to the Indemnifying Party in connection with such Action and assume control of the defense of the Indemnified Parties in connection with such Action, and the fees, charges and disbursements of no more than one such counsel per jurisdiction selected by the Indemnified Parties shall be reimbursed by the Indemnifying Party. Whether the Indemnifying Party or the Indemnified Party controls the defense of any Third Party Claim, the parties hereto shall cooperate in the defense thereof in accordance with Section 11.03(c). Under no circumstances will the Indemnifying Party have any liability in connection with any settlement of any Action that is entered into without its prior written consent (which shall not be unreasonably withheld, conditioned or delayed).

(c) From and after the delivery of a Claim Notice, at the reasonable request of the Indemnifying Party, each Indemnified Party shall grant the Indemnifying Party and its employees, counsel, experts and representatives reasonable access, during normal business hours, to the books, records, personnel and properties of the Indemnified Party to the extent reasonably related to the Claim Notice at no cost to the Indemnifying Party (other than for reasonable out-of-pocket expenses of the Indemnified Parties); provided that the Indemnifying Party shall take reasonable precautions so as not to jeopardize any privilege reasonably available to an Indemnified Party in respect of any of its records.

(d) In the event of a Direct Claim, within thirty (30) calendar days of delivery of a Claim Notice to the Indemnifying Party, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations within such 30-day period, such dispute shall be resolved by litigation in a court of competent jurisdiction pursuant to Section 12.10.

SECTION 11.04. No Duplication; Exclusive Remedy.

(a) Any liability for indemnification hereunder shall be determined without duplication of recovery to the extent such liability was already taken into account under Section 2.04.

(b) From and after the Closing and except as expressly provided in Section 2.04 and except for the parties’ right to seek and obtain any equitable relief pursuant to Section 12.13, and, in the case of Fraud, the exclusive remedy of Purchaser and the other Purchaser Indemnified Parties against Seller and its Affiliates and representatives in connection with this Agreement and the transactions contemplated hereby (whether under contract or arising under common law or any other Law), including any claim or right of contribution that is premised on the ownership or use of Transferred Assets or assets of any Transferred Entity by Seller or any of its Subsidiaries before the Closing, shall be the rights to indemnification set forth in this Article XI.

SECTION 11.05. Limitation on Set-Off. Purchaser shall not have any right to set off any unresolved indemnification claim pursuant to this Article XI against, and there shall not otherwise be any right to set off or counterclaim in the event of the non-performance of any obligation to make, (a) any payment due pursuant to Article II, (b) any payment due under the Transition Services Agreement or any other Ancillary Agreement, or (c) any payment due pursuant to Section 2.05 or Section 6.16(f).

SECTION 11.06. Mitigation. Purchaser and Seller shall (and shall cause their respective Affiliates to) cooperate with each other with respect to resolving any claim or liability with respect to which one party is obligated to indemnify the other party under this Article XI, including by making commercially reasonable efforts to mitigate, whether by seeking claims against a third party, an insurer or otherwise, and to resolve any such claim or liability.

Article XII

GENERAL PROVISIONS

SECTION 12.01. Waiver. Either party may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any failure to assert, or delay in the assertion of, rights under this Agreement, or to require the performance of any provision under this Agreement, shall not constitute a waiver of those rights, and no single or partial exercise of any rights under this Agreement shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

SECTION 12.02. Expenses.

(a) Except as otherwise provided in this Agreement or the Ancillary Agreements, the parties shall bear their respective direct and indirect costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated hereby.

(b) Unless otherwise indicated, all dollar amounts stated in this Agreement are stated in U.S. currency, and all payments required under this Agreement shall be paid in U.S. currency by wire transfer of immediately available funds.

SECTION 12.03. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by email transmission (so long as confirmation of transmission is electronically or mechanically generated), or by registered or certified mail (postage prepaid, return receipt requested) to the respective Persons at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.03):

(a) if to Seller:

Stanley Black & Decker, Inc.

1000 Stanley Drive

New Britain, CT 06053

Attention: Corbin Walburger

          Vice President, Business Development

with copies, which shall not constitute notice, to:

Stanley Black & Decker, Inc.

1000 Stanley Drive

New Britain, CT 06053

Attention: Janet M. Link

General Counsel and Secretary

and

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue, 31st Floor

New York, NY 10022

Attention: Paul M. Tiger

                 Ethan A. Klingsberg

Email:      paul.tiger@freshfields.com

                 ethan.klingsberg@freshfields.com

(b) if to Purchaser or any Transferred Entity (after the Closing):

Securitas AB

Lindhagensplan 70

SE-102 28

Stockholm, Sweden

Attention: Group CFO

Email:     group.legal@securitas.com

with copies, which shall not constitute notice, to:

Securitas AB

Lindhagensplan 70

SE-102 28

Stockholm, Sweden

Attention: Securitas General Counsel

and

Securitas AB

c/o Securitas Electronic Security, Inc.

3800 Tabs Drive

Uniontown, OH 44685

Attention: Tony Byerly & Felix Gonzales

and

K&L Gates LLP

300 South Tryon Street, 10th Floor

Charlotte, NC 28202

Attention: Kevin Stichter

                  Brittany M. Doolittle

Email:        kevin.stichter@klgates.com

                  brittany.doolittle@klgates.com

SECTION 12.04. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 12.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the substance of the transactions contemplated hereby is not fundamentally changed. If a final judgment of a court of competent jurisdiction declares any term or provision of this Agreement to be invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

SECTION 12.06. Entire Agreement. This Agreement (including the Seller Disclosure Letter in final form), together with the Ancillary Agreements and the Confidentiality Agreement, constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between Seller and Purchaser with respect to the subject matter hereof.

SECTION 12.07. Assignment. Neither party may transfer any of its rights or obligations hereunder, without the prior written consent of the other party; provided, however, that Purchaser may (a) assign any or all of its rights and interests hereunder to one or more of its Affiliates or (b) designate one or more of its Affiliates to perform its obligations hereunder, in each case, if Purchaser nonetheless remains fully responsible for the performance of its obligations hereunder. If an assignment is made in accordance with this Section 12.07, the liabilities of Seller under this Agreement shall be no greater than such liabilities would have been if the assignment had not occurred. Any assignment or transfer in violation of this Section 12.07 shall be null and void.

SECTION 12.08. No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties and their permitted assigns and, in the case of Section 6.06(a) and (b) and Section 6.07(a), Seller’s Affiliates, in the case of Section 6.12, the D&O Indemnitees, in the case of Section 6.14, the Persons named therein, in the case of Section 12.14, the Seller Counsel and, in the case of Section 12.16,the Debt Financing Sources, and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 12.09. Amendment. This Agreement may not be amended or modified except by an instrument in writing signed by each of the parties.

SECTION 12.10. Governing Law; Submission to Jurisdiction.

(a) This Agreement and any dispute arising out of or relating to or in connection with this Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, without regard to any choice-of-laws or conflict-of-laws provisions thereof that would require the application of any other Law.

(b) To the fullest extent permitted by applicable Law, each party hereto (i) agrees that any Action by such party seeking any relief whatsoever arising out of, relating to or in connection with, this Agreement, the Acquisition or the transactions contemplated hereby or thereby shall be brought only in the United States District Court for the Southern District of New York or in any New York State court, in each case, located in the Borough of Manhattan and not in any other State or Federal court in the United States of America or any court in any other country, (ii) agrees to submit to the exclusive jurisdiction of such courts located in the Borough of Manhattan for purposes of all legal proceedings arising out of, or in connection with, this Agreement, the Acquisition or the transactions contemplated hereby or thereby, (iii) waives and agrees not to assert any objection that it may now or hereafter have to the laying of the venue of any such Action brought in such a court or any claim that any such Action brought in such a court has been brought in an inconvenient forum, (iv) agrees that mailing of process or other papers in connection with any such Action in the manner provided in Section 12.03 or any other manner as may be permitted by Law shall be valid and sufficient service thereof and (v) agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. The preceding sentence shall not limit the jurisdiction of the Accounting Arbitrator set forth in Section 2.03, although claims may be asserted in such courts described in the preceding sentence for purposes of enforcing the jurisdiction and judgments of the Accounting Arbitrator.

(c) Purchaser hereby irrevocably designates CT Corporation (in such capacity the “Process Agent”), with an office at 111 Eighth Ave., New York, NY 10011, as its designee, appointee and agent to receive, for and on its behalf, service of process in the State of New York (as described in this Section 12.10) in any Action by a party hereto seeking any relief whatsoever arising out of, relating to or in connection with, this Agreement, the Acquisition or the transactions contemplated hereby or thereby, and such service shall be deemed completed upon delivery thereof to the Process Agent. Purchaser shall take all such action as may be sufficient to continue said appointment in full force and effect or to appoint another agent so that Purchaser will at all times have an agent for service of process for the above purposes in the State of New York for so long as Seller has any continuing rights or obligations under this Agreement. In the event of the transfer of all or substantially all of the assets and business of the Process Agent to any other Person by consolidation, merger, sale of assets or otherwise, such other Person shall be substituted hereunder for the Process Agent with the same effect as if named herein in place of such Process Agent. Nothing herein shall affect the right of any party to serve process in any other manner permitted by applicable Law or this Agreement. Purchaser expressly acknowledges that the foregoing waiver is intended to be irrevocable under the Laws of the State of New York and of the United States of America.

SECTION 12.11. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by email or other electronic means (including portable document format) shall be as effective as delivery of a manually executed counterpart of this Agreement.

SECTION 12.12. Waiver of Jury Trial. Each party hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect to any Action of any kind or description, whether in law or in equity whether in contract or in tort or otherwise, directly or indirectly, arising out of or relating to this Agreement, the Acquisition or any transaction contemplated hereby or thereby. Each party (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) understands and has considered the implications of this waiver, (c) makes this waiver unconditionally, and (d) acknowledges that it and the other party have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 12.12.

SECTION 12.13. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that any breach of this Agreement could not be adequately compensated in all cases by monetary damages alone. The parties acknowledge and agree that, prior to the valid termination of this Agreement pursuant to Article X, the parties shall be entitled to, without posting a bond or similar indemnity and without proof of actual damages or inadequacy of legal remedy, an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court as specified in Section 12.10, in addition to any other remedy to which they are entitled at law or in equity.

SECTION 12.14. Retention of Counsel. From and after the Closing, in any dispute or Action arising under or in connection with this Agreement, any of the Ancillary Agreements or any of the transactions contemplated hereby or thereby, Seller, together with all of its Affiliates and representatives from and after the Closing and the respective successors and assigns of Seller and such Affiliates and representatives (collectively, the “Seller Parties”), shall have the right, at their election, to retain the firm of Freshfields Bruckhaus Deringer US LLP (together with its affiliate, Freshfields Bruckhaus Deringer LLP) or any other external or internal counsel or legal department of Seller or any of its Subsidiaries that has advised Seller or any Transferred Entity in connection with this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby (collectively, the “Seller Counsel”) to represent it in such matter, and Purchaser hereby irrevocably waives any objection and consent, and shall cause the Transferred Entities and each of its and their respective Subsidiaries to irrevocably waive any objection and consent, on its own behalf and on behalf of its successors and assigns, to any such representation in any such matter and the communication by any Seller Counsel to the Seller Parties in connection with any such representation of any fact known to any Seller Counsel arising by reason of such counsel’s prior representation of the Seller Parties or the Transferred Entities and their respective Affiliates and representatives. Purchaser hereby irrevocably acknowledges and agrees, and shall cause the Transferred Entities and each of its and their respective Subsidiaries to irrevocably acknowledge and agree, on its own behalf and on behalf of its successors and assigns, that all communications between the Transferred Entities and their respective representatives and Seller Counsel made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or Action arising under or in connection with, this Agreement, any Ancillary Agreement or any of the transactions contemplated hereby or thereby, which, immediately prior to the Closing, would be deemed to be privileged communications between the Transferred Entities and Seller Counsel and would not be subject to disclosure to Purchaser in connection with any process relating to a dispute arising under or in connection with, this Agreement, any Ancillary Agreement, any of the transactions contemplated hereby or thereby, or otherwise, shall, from and after the Closing, be deemed to be privileged communications between the Seller Parties and Seller Counsel and neither Purchaser, the Transferred Entities nor any other Person acting or purporting to act on behalf of or through any of them shall, from and after the Closing, attempt to access, possess, or exercise (including by virtue of the transactions contemplated by this Agreement or any of the Ancillary Agreements) any right of access to, any work product of Seller Counsel or any other information, materials or documents in the possession of Seller Counsel, or any communications between Seller Counsel and any of the Transferred Entities or otherwise seek to obtain the same by any process, including in each case on the grounds that the privilege attaching to such work product, information, materials, documents or communications belongs to any Person other than the Seller Parties. Other than as explicitly set forth in this Section 12.14, the parties acknowledge that any attorney-client, attorney work product, common interest, joint defense and any other available privilege attaching as a result of legal counsel representing the Transferred Entities prior to the Closing shall survive the Closing and continue to be a privilege of the Transferred Entities, and not the Seller Parties, after the Closing. Notwithstanding anything to the contrary in this Section 12.14, in the event that a dispute arises following the Closing between Purchaser and any of its Affiliates, on the one hand, and any third party who is not a party to this Agreement and not affiliated with, employed by or otherwise a representative of Seller or its Subsidiaries, on the other hand, (a) the Transferred Entities may assert the attorney-client privilege to prevent disclosure of their communications with Seller Counsel to such third party and (b) Seller shall not waive its privilege retained hereunder in connection with such dispute with such third party without the prior written consent of Purchaser. Seller, for itself and on behalf of Seller Counsel, acknowledges this Section 12.14 does not apply to any communications of the Transferred Entities with Seller Counsel other than those made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or Action arising under or in connection with, this Agreement, any Ancillary Agreement or any of the transactions contemplated hereby or thereby, and accordingly the Transferred Entities retain any privilege that may attach to such communications in accordance with applicable Law.

SECTION 12.15. No Presumption. The parties to this Agreement agree that this Agreement was negotiated fairly between them at arms’ length and that the final terms of this Agreement are the product of the parties’ negotiations. Each party represents and warrants that it has sought and received legal counsel of its own choosing with regard to the contents of this Agreement and the rights and obligations affected hereby. The parties agree that this Agreement shall be deemed to have been jointly and equally drafted by them, and that the provisions of this Agreement therefore should not be construed against a party or parties on the grounds that the party or parties drafted or was more responsible for drafting the provisions.

SECTION 12.16. Debt Financing Sources. Notwithstanding anything to the contrary in this Agreement, Seller and Purchaser, on behalf of themselves, their respective Subsidiaries and each of their respective controlled Affiliates hereby: (a) agrees that, except as specifically set forth in the documents relating to the Debt Financing, any Action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements (including the Debt Financing Commitment) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York and any appellate court thereof and irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such court, (b) agrees that, except as specifically set forth in the documents relating to the Debt Financing, any such Action shall be governed by the laws of the State of New York (without regard to any choice-of-laws or conflict-of-laws provisions thereof that would require the application of any other Law), except as otherwise provided in the Debt Financing Commitment or other applicable definitive document relating to the Debt Financing, (c) except as specifically set forth in the documents relating to the Debt Financing, agrees not to bring or support or permit any of its Affiliates to bring or support any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Party in any way arising out of or relating to this Agreement, the Debt Financing, the Debt Financing Commitment or any of the transactions contemplated hereby or the performance of any services thereunder in any forum other than the United States District Court for the Southern District of New York or the Supreme Court of the State of New York sitting in the Borough of Manhattan, and any appellate court therefrom, (d) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any such court, (e) agrees that service of process upon such Debt Financing Party, its Subsidiaries or its controlled Affiliates in any such Action shall be effective if notice is given in accordance with this Agreement, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Action brought against the Debt Financing Sources in any way arising out of or relating to this Agreement, the Debt Financing, the Debt Financing Commitment or any of the transactions contemplated hereby or the performance of any services thereunder, (g) agrees that none of the Debt Financing Sources will have any liability to Seller or any of its Subsidiaries or any of their respective Affiliates or Representatives (in each case, other than Purchaser or its respective Subsidiaries) relating to or arising out of this Agreement, the Debt Financing, the Debt Financing Commitment or any of the transactions contemplated hereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise and Seller (on behalf of itself and its Subsidiaries and Affiliates) agrees not to commence any Action or proceeding against any Debt Financing Party with respect to the foregoing (and in furtherance and not in limitation of the foregoing, the parties acknowledge and agreed that no Debt Financing Party shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature) and (h) agrees that the Debt Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions of this Section 12.16, and that such provisions (or any of the defined terms used herein or any other provision of this Agreement to the extent a modification, waiver or termination of such defined term or provision would modify the substance of this Section 12.16) shall not be amended in any way adverse to the Debt Financing Sources without the prior written consent of the lenders (and any such amendment, waiver or other modification without such prior written consent shall be null and void).

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Seller and Purchaser have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

STANLEY BLACK & DECKER, INC.

By:	/s/ Corbin Walburger
Name: Corbin Walburger
Title: Vice President, Business Development

SECURITAS AB

By:	/s/ Magnus Ahlqvist
Name: Magnus Ahlqvist
Title: President and Chief Executive Officer

By:	/s/ Jan Svensson
Name: Jan Svensson
Title: Chairman of the Board of Directors

[Acquisition Agreement Signature Page]